SUZANO
PETROQUÍMICA

RECEIVED

2007 JUN -5 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024051

SUPPL

May 16, 2007
SZPQ-GRI – 006/2007

Office of International Corporate Financ
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
<u>File n°. 82-34667</u>

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- 1Q07 Earnings Release
- Quarterly Financial Statements for the year ended December 31,2006 (US GAAP) – Restatement
- Quarterly Financial Statements for the quarter ended March 31,2007 (US GAAP)
- Notice of Meeting (03.27.07)
- Minutes of the Annual General Meeting (04.17.07)
- Announcement (04.17.07)

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

dlw 6/5

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO
PETROQUÍMICA

RECEIVED
2007 JUN -5 A 8:-3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

São Paulo, April 17, 2007.

To
Bolsa de Valores de São Paulo – BOVESPA
São Paulo, SP

Ref.: Annual General Meeting 04.17.2007

In complementation to the deliberation of the Annual General Meeting of 04/17/2007, we inform that the amount of R$ 4,800.00 (four thousand and eight hundred Reais), to be distributed as annual dividend, corresponds to R$ 0.00002 per common share and R$ 0.00002 per preferred share and will be paid or credited on November 20, 2007, based on the shareholding status of 04/17/2007.

In witness whereof, we subscribe.

Suzano Petroquímica S.A.

João Pinheiro Nogueira Batista   José Alfredo de Freitas

SUZANO
PETROQUÍMICA

São Paulo, April 17, 2007.

To
Bolsa de Valores de São Paulo – BOVESPA
São Paulo, SP

Ref.: Annual General Meeting 04.17.2007

In complementation to the deliberation of the Annual General Meeting of 04/17/2007, we inform that the amount of R$ 4,800.00 (four thousand and eight hundred Reais), to be distributed as annual dividend, corresponds to R$ 0.00002 per common share and R$ 0.00002 per preferred share and will be paid or credited on November 20, 2007, based on the shareholding status of 04/17/2007.

In witness whereof, we subscribe.

Suzano Petroquímica S.A.

João Pinheiro Nogueira Batista José Alfredo de Freitas

SUZANO PETROQUÍMICA S.A.
- ESCRITÓRIO SP: Rua Dr. Fernandes Coelho, 85 - 13° ao 16° andar - Pinheiros - CEP 05423-040 - São Paulo - SP
- UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
- UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA
- UNIDADE DUQUE: Rua Marumbi, 1400 - Campos Elíseos - CEP 25221-000 - Duque de Caxias - RJ

RECEIVED
2007 JUN -5 A 8:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

Minutes of the Annual General Meeting

DATE: April 17, 2007
TIME: 11:00 AM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 10th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares and independent external auditors, Deloitte Touche Tohmatsu Auditores Independentes (CRC No 2 SP 011609/O-8).
BOARD: Fábio Eduardo de Pieri Spina – Chairman. João Pinheiro Nogueira Batista – Secretary

DOCUMENTS READ AND CALLS

1. Calls for Meeting: Official Gazette of the State of São Paulo of March 31, April 03 and 04, and "Valor Econômico" newspaper of April 02, 03 and 04 of the current year;
2. Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2006, together with the Independent Auditors' Opinion and Fiscal Council's Opinion, published in the Official Gazette of the State of São Paulo and "Valor Econômico" newspaper, both of February 15 of the current year.
3. Management Proposal of February 14 of the current year

RESOLUTIONS UNANIMOUSLY TAKEN:

I - In Annual General Meeting

1. With the abstaining of those legally prevented, approved the Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2006, together with the Independent Auditors' Opinion and Fiscal Council's Opinion, with the following destination of the fiscal year's net profit: (a) R$ 835.00 for the legal reserve; (b) R$ 4,800.00 for the payment of annual dividend, to be paid and/or credited on November 20, 2007; (c) R$ 10,000.00 for the Capital Increase Reserve; and (d) R$ 1,100.00 for the Special Statutory Reserve;

2. Fixed the overall value of remuneration of the Board of Directors and of the Executive Officers in up to the amount equivalent in Brazilian Reais to 1,526 times the Annual Salary Floor of the Professional Category of the Workers in the Chemical, Pharmaceutical, Plastic and Similar Industries of São Paulo, Embu, Embu-Guaçu, Caieiras and Taboão da Serra, and of the Workers in the Chemical, Petrochemical, Pharmaceutical, Paints and Varnishes, Plastic, Synthetic Resins, Explosives and Similar Industries of ABCD, Mauá, Ribeirão Pires e Rio Grande da Serra;

3. the following Fiscal Council was elected, with a tenure up to the 2008 Annual General Meeting: as **Effective members**: **Luiz Augusto Marques Paes** (Federal Tax ID CPF/MF No 045.320.388-47; ID Card RG No 12.605.359-5-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, suite 22, Postcode 04547-005; **Rubens Barletta** (Federal Tax ID CPF/MF No 397.909.328-04 – ID Card RG No 3.540.429-SSP/SP), Brazilian, legally separated, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72, 15th floor, Postcode 01006-010, and by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, was elected **José Edison da Silva** (Federal Tax ID CPF/MF No 392.593.588-69 and ID Card RG No 5.555.676-SSP/SP), Brazilian, married, bank employee, residing and domiciled in this Capital City, with business address at Rua Joel Jorge de Melo, 102, Postcode 04128-080; and as their respective **substitute members**: **Roberto Figueiredo Mello** (Federal Tax ID CPF/MF No 532.755.358-20 – ID Card RG No 3.922.596-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Líbero Badaró, 293, 27th floor, suite 27D, Postcode 01009-907; **Luiz Gonzaga Ramos Schubert** (Federal Tax ID CPF/MF No 080.501.128-53 – ID Card RG No 2.560.033-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72 – 15th floor, Postcode 01006-010; and in the same way, by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, was elected **José Luís de Castro Neto** (Federal Tax ID CPF/MF No. 112.877.801-72 - ID Card RG No. 000.905-SSP/DF), Brazilian, married, bank employee and professor, residing and domiciled in this Capital, with address at Rua Caiowaa, 2241,ap. 154, ZIP Code 01258-011; and

4. for each effective member of the Fiscal Council was established the minimum compensation set forth in the law;

The publishing of these minutes as provided for in the 2nd paragraph of Article 130 of the Corporations' Law.

Read and approved, these minutes are signed by the attending people.

São Paulo, April 17, 2007
Fábio Eduardo de Pieri Spina, Chairman
João Pinheiro Nogueira Batista, Secretary

The Shareholders:

Pp. SUZANO HOLDING S.A.

Fábio Eduardo Pieri Spina - Lawyer

Pp. CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

Cássia Regina Truppel - Lawyer

P.p. CAPITAL GUARDIAN E M EQ DC M FD

P.p. CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD

P.p. CAPITAL GUARDIAN EM MKTS R EQ FD FOR TAX E TS

P.p. EMERGING MARKETS GROWTH FUND INC

P.p. CAPITAL G EM MARK EQ FUND FOR TAX EXEMPT TRU

Daniel Alves Ferreira - Lawyer

P.p. FANNY FEFFER

André Guper - Shareholder

P.p. ANDRÉ GUPER

P.p ALBERTO RAPHAEL MANSUR LEVY

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

Minutes of the Annual General Meeting

DATE: April 17, 2007
TIME: 11:00 AM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 10th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares and independent external auditors, Deloitte Touche Tohmatsu Auditores Independentes (CRC No 2 SP 011609/O-8).
BOARD: Fábio Eduardo de Pieri Spina – Chairman. João Pinheiro Nogueira Batista – Secretary

DOCUMENTS READ AND CALLS

1. Calls for Meeting: Official Gazette of the State of São Paulo of March 31, April 03 and 04, and "Valor Econômico" newspaper of April 02, 03 and 04 of the current year;
2. Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2006, together with the Independent Auditors' Opinion and Fiscal Council's Opinion, published in the Official Gazette of the State of São Paulo and "Valor Econômico" newspaper, both of February 15 of the current year.
3. Management Proposal of February 14 of the current year

RESOLUTIONS UNANIMOUSLY TAKEN:

I - In Annual General Meeting

1. With the abstaining of those legally prevented, approved the Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2006, together with the Independent Auditors´ Opinion and Fiscal Council's Opinion, with the following destination of the fiscal year's net profit: (a) R$ 835.00 for the legal reserve; (b) R$ 4,800.00 for the payment of annual dividend, to be paid and/or credited on November 20, 2007; (c) R$ 10,000.00 for the Capital Increase Reserve; and (d) R$ 1,100.00 for the Special Statutory Reserve;

2. Fixed the overall value of remuneration of the Board of Directors and of the Executive Officers in up to the amount equivalent in Brazilian Reais to 1,526 times the Annual Salary Floor of the Professional Category of the Workers in the Chemical, Pharmaceutical, Plastic and Similar Industries of São Paulo, Embu, Embu-Guaçu, Caieiras and Taboão da Serra, and of the Workers in the Chemical, Petrochemical, Pharmaceutical, Paints and Varnishes, Plastic, Synthetic Resins, Explosives and Similar Industries of ABCD, Mauá, Ribeirão Pires e Rio Grande da Serra;

3. the following Fiscal Council was elected, with a tenure up to the 2008 Annual General Meeting: as **Effective members**: **Luiz Augusto Marques Paes** (Federal Tax ID CPF/MF No 045.320.388-47; ID Card RG No 12.605.359-5-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, suite 22, Postcode 04547-005; **Rubens Barletta** (Federal Tax ID CPF/MF No 397.909.328-04 – ID Card RG No 3.540.429-SSP/SP), Brazilian, legally separated, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72, 15th floor, Postcode 01006-010, and by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, was elected **José Edison da Silva** (Federal Tax ID CPF/MF No 392.593.588-69 and ID Card RG No 5.555.676-SSP/SP), Brazilian, married, bank employee, residing and domiciled in this Capital City, with business address at Rua Joel Jorge de Melo, 102, Postcode 04128-080; and as their respective **substitute members**: **Roberto Figueiredo Mello** (Federal Tax ID CPF/MF No 532.755.358-20 – ID Card RG No 3.922.596-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Líbero Badaró, 293, 27th floor, suite 27D, Postcode 01009-907; **Luiz Gonzaga Ramos Schubert** (Federal Tax ID CPF/MF No 080.501.128-53 – ID Card RG No 2.560.033-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72 – 15th floor, Postcode 01006-010; and in the same way, by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, was elected **José Luís de Castro Neto** (Federal Tax ID CPF/MF No. 112.877.801-72 - ID Card RG No. 000.905-SSP/DF), Brazilian, married, bank employee and professor, residing and domiciled in this Capital, with address at Rua Caiowaa, 2241,ap. 154, ZIP Code 01258-011; and

4. for each effective member of the Fiscal Council was established the minimum compensation set forth in the law;

The publishing of these minutes as provided for in the 2nd paragraph of Article 130 of the Corporations' Law.

Read and approved, these minutes are signed by the attending people.

São Paulo, April 17, 2007
Fábio Eduardo de Pieri Spina, Chairman
João Pinheiro Nogueira Batista, Secretary

The Shareholders:

Pp. SUZANO HOLDING S.A.

Fábio Eduardo Pieri Spina – Lawyer

Pp. CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

Cássia Regina Truppel – Lawyer

P.p. CAPITAL GUARDIAN E M EQ DC M FD

P.p. CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD

P.p. CAPITAL GUARDIAN EM MKTS R EQ FD FOR TAX E TS

P.p. EMERGING MARKETS GROWTH FUND INC

P.p. CAPITAL G EM MARK EQ FUND FOR TAX EXEMPT TRU

Daniel Alves Ferreira – Lawyer

P.p. FANNY FEFFER

André Guper – Shareholder

P.p. ANDRÉ GUPER

P.p ALBERTO RAPHAEL MANSUR LEVY

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF nº 04.705.090/0001-77
NIRE 35 3 0018786 5

Notice of Meeting

Shareholders are invited to convene at the Ordinary Shareholders' Meeting to be held on April 17, 2007, at 11 a.m., at the Company's Headquarters located at Av. Brigadeiro Faria Lima, 1355, 10th floor, at this Capital, in order to deliberate on the following:

1) Approval of the Management Report, the Financial Statements, the Consolidated Financial Statements and their respective explanatory notes, all relative to the fiscal year ended on December 31st, 2006, followed by the Independent Auditors' and the Fiscal Council's Report;
2) Destination of the results of the fiscal year ended on December 31st, 2006;
3) Fixation of the total remuneration of the Board of Directors and the Executive Board; and
4) Election of the members of the Fiscal Council and fixation of its remuneration.

São Paulo, March 27th, 2007.

David Feffer
Chairman of the Board of Directors

SUZANO
PETROQUÍMICA

RECEIVED
2007 JUN -5 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF n° 04.705.090/0001-77
NIRE 35 3 0018786 5

Notice of Meeting

Shareholders are invited to convene at the Ordinary Shareholders' Meeting to be held on April 17, 2007, at 11 a.m., at the Company's Headquarters located at Av. Brigadeiro Faria Lima, 1355, 10th floor, at this Capital, in order to deliberate on the following:

1) Approval of the Management Report, the Financial Statements, the Consolidated Financial Statements and their respective explanatory notes, all relative to the fiscal year ended on December 31st, 2006, followed by the Independent Auditors' and the Fiscal Council's Report;
2) Destination of the results of the fiscal year ended on December 31st, 2006;
3) Fixation of the total remuneration of the Board of Directors and the Executive Board; and
4) Election of the members of the Fiscal Council and fixation of its remuneration.

São Paulo, March 27th, 2007.

David Feffer
Chairman of the Board of Directors

Suzano Petroquímica S.A.

Consolidated Financial Statements
for the Quarter Ended March 31, 2007 and
Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP - Brazil

1. We have performed a special review of the accompanying consolidated balance sheet of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of March 31, 2007 and the related statement of income for the quarter then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management in conformity with Brazilian accounting practices. Our responsibility is to express an opinion on these financial statements.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of quarterly financial statements.

4. The statements of cash flows and changes in financial position for the quarter ended March 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic quarterly financial statements prepared in accordance with Brazilian accounting practices. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, we are not aware of any material modification that should be made to these additional statements.

5. We had previously audited the consolidated balance sheet as of December 31, 2006, presented for comparative purposes, and issued an unqualified audit report thereon, dated February 9, 2007. We had previously reviewed the consolidated statements of operations, cash flows and changes in financial position for the quarter ended March 31, 2006, presented for comparative purposes, and issued an unqualified review report dated August 4, 2006 based on our review and on the report of other independent auditors on the financial statements of the jointly-controlled subsidiaries Rio Polímeros S.A. and Politeno Indústria e Comércio S.A., whose investments (R$48,135 thousand and R$164,269 thousand) in the proportional consolidated assets represent 42.1% of the total consolidated assets.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America - U.S. GAAP. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

May 11, 2007

Deloitte Touche Tohmatsu

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais)

ASSETS	Note	03/31/2007	12/31/2006
CURRENT ASSETS			
Cash and cash equivalents	6	391,996	304,031
Short-term investment		68,398	89,304
Trade accounts receivable	7	332,248	310,245
Inventories	8	236,507	256,197
Recoverable taxes	9	48,222	38,207
Deferred income taxes	10.a	5,613	5,772
Other credits		104,320	79,511
Prepaid expenses		6,323	7,171
Total current assets		1,193,627	1,090,438
NONCURRENT ASSETS			
Long-term assets:			
Deferred income taxes	10.a	79,186	83,127
Recoverable taxes	9	193,186	178,099
Escrow deposits		1,069	889
Trade accounts receivable	7	7,724	8,335
Other credits		26,326	26,120
Permanent assets:			
Investments	11	35,809	35,811
Property, plant and equipment	13	1,330,241	1,356,765
Deferred charges	14	573,341	595,867
Total noncurrent assets		2,246,882	2,285,013
TOTAL ASSETS		3,440,509	3,375,451

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	03/31/2007	12/31/2006
CURRENT LIABILITIES			
Payables to suppliers		183,926	197,620
Loans	15	287,074	256,186
Debentures	15	1,360	331
Taxes other than income tax		35,059	23,931
Salaries and payroll charges		9,093	13,830
Customer advances		2,361	5,543
Dividends payable		214	213
Other accounts payable		53,552	51,319
Total current liabilities		572,639	548,973
NONCURRENT LIABILITIES			
Long-term liabilities:			
Payables to suppliers		40,858	40,931
Loans	15	1,636,127	1,645,440
Debentures	15	32,191	32,191
Deferred income taxes		1,016	1,413
Taxes other than income taxes		73,601	73,655
Provision for contingencies	16	9,813	12,268
Provision for pension plans		3,044	3,044
Other accounts payable		11,972	12,102
Total noncurrent liabilities		1,808,622	1,821,044
DEFERRED INCOME		37,965	38,864
SHAREHOLDERS' EQUITY			
Capital stock		826,283	826,283
Income reserves		195,000	140,287
Total shareholders' equity		1,021,283	966,570
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,440,509	3,375,451

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais, except for earnings per share)

	Note	2007	2006
GROSS OPERATING REVENUES		805,349	741,871
Taxes on sales and other sales deductions		(174,889)	(170,357)
NET SALES	18	630,460	571,514
Cost of sales	18	(504,245)	(509,821)
GROSS PROFIT	18	126,215	61,693
OPERATING (EXPENSES) REVENUES			
Selling expenses		(48,257)	(41,661)
General and administrative expenses		(16,028)	(20,811)
Financial expenses, net	19	(36,147)	(34,263)
Exchange variation	19	48,152	49,555
Goodwill amortization		(13,545)	(17,589)
Other operating revenues		2,558	378
OPERATING INCOME (LOSS)		62,948	(2,698)
Nonoperating revenues (expenses)		10,858	(227)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		73,806	(2,925)
Current income and social contribution taxes	10.b	(16,268)	(978)
Deferred income and social contribution taxes	10.b	(2,939)	1,763
INCOME (LOSS) BEFORE MINORITY INTEREST		54,599	(2,140)
Minority interest		-	(605)
NET INCOME (LOSS)		54,599	(2,745)
EARNINGS PER SHARE - R$		0.24	(0.01)
NUMBER OF SHARES AT QUARTER END		226,695,380	226,695,380

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
SOURCES OF FUNDS		
Operation sources of funds (as described below)	63,009	4,737
New long-term loans	35,481	361,014
Increase of noncurrent liabilities	218	130
Decrease of noncurrent assets	1,835	11,245
Transfer of noncurrent assets to current assets	16,659	-
Other	-	612
Total sources	117,202	377,738
APPLICATIONS OF FUNDS		
In noncurrent assets:		
Additions in investment	-	30
Additions to property, plant and equipment	34,150	8,611
Additions to deferred charges	489	19,845
	34,639	28,486
Increase in noncurrent assets	1,964	16,688
Decrease of noncurrent liabilities	72	8,069
Transfer of noncurrent liabilities to current liabilities	1,004	60
Total applications	37,679	53,303
INCREASE IN WORKING CAPITAL	79,523	324,435
VARIATIONS IN WORKING CAPITAL		
Current assets:		
Beginning of the quarter	1,090,438	879,763
End of the quarter	1,193,627	882,712
	103,189	2,949
Current liabilities:		
Beginning of the quarter	548,973	944,711
End of the quarter	572,639	623,225
	23,666	(321,486)
INCREASE IN WORKING CAPITAL	79,523	324,435
OPERATION SOURCES OF FUNDS		
Net income	54,599	(2,745)
Minority interest on income	-	(10)
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	33,731	20,826
Net book value of property, plant and equipment disposals	3,898	307
Deferred income taxes	3,846	944
ADENE - tax incentives	114	-
Provision for losses with ICMS tax - long term	-	320
Provision for contingencies - long term	(2,564)	438
Goodwill amortization	13,545	17,589
Long-term interest charges, monetary variation and exchange losses	(44,160)	(32,932)
Funds from operations	63,009	4,737

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	54,599	(2,745)
Minority interest on income	-	(10)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	33,731	20,826
Disposal of permanent assets	3,809	307
Goodwill amortization	13,545	17,589
Interest charges, monetary variations and foreign exchange losses (gains)	(10,824)	(16,810)
Provision for contingencies and other	(2,564)	415
Deferred income taxes	3,846	(1,159)
ADENE - tax incentives	114	-
Other	8,059	(4,588)
Changes in assets and liabilities:		
Increase in trade accounts receivable	(36,586)	(121,904)
Decrease (increase) in inventories	19,271	(38,539)
Decrease (increase) in recoverable taxes	3,793	(18,674)
Decrease (increase) in other current and long-term assets	(13,442)	3,378
Decrease in payables to suppliers	(15,712)	(11,877)
Decrease in other current and long-term liabilities	(15,145)	(60,970)
Cash flows from operating activities	46,494	(234,761)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment/subsidiaries, net of cash of subsidiaries sold	100	72
Increase in investments	-	(38)
Acquisition of minority interest	-	(30)
Short-term investment	20,906	13,609
Additions to property, plant and equipment	(34,150)	(20,354)
Additions to deferred charges	(489)	(19,845)
Cash flows used in investing activities	(13,633)	(26,586)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of dividends	-	(1,857)
Proceeds from new loans	112,635	549,467
Payments of loans	(57,531)	(448,061)
Cash flows from financing activities	55,104	99,549
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	87,965	(161,798)
Cash and cash equivalents at beginning of the quarter	304,031	202,120
Cash and cash equivalents at end of the quarter	391,996	40,322

The accompanying notes are an integral part of these financial statements.

(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

As of July 11, 2006, the Company concluded the first phase of the increase in the production capacity of polypropylene at Mauá's plant. This project increased production capacity of polypropylene by 60,000 tons per year, to 360,000 ton per year, becoming the Mauá plant the largest polypropylene manufacturing facility in Latin America.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production (540,000 tons of capacity per year) of polyethylene from the fraction of natural gas extracted from Bacia de Campos, Rio de Janeiro.

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These premarketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. In April 2006, Rio Polímeros started its industrial production and considered concluded the construction of the plant facilities denominated Gas Chemical Complex in Duque de Caxias, State of Rio de Janeiro. The services of construction, engineering and assembly were conducted by the consortium formed by ABB Lummus and Snamprogetti.

The operating phase began on March 31, 2006. As a result, the statement of income includes operations for the period from April 1 to December 31, 2006.

2. SALE OF SUBSIDIARY

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), Sumitomo Chemical Company, Limited and Itochu Corporation (Japanese group), as sellers, and Braskem S.A., as buyer, entered into an agreement for the purchase and sale of the total equity interest in Politeno Indústria e Comércio S.A. ("Politeno") (which was a Company's jointly-owned subsidiary). In exchange for the shares in Politeno, SPQ received, on April 6, 2006, a down payment of R$129,704, and a contingent purchase price agreement that will be calculated based on the difference between the net price of polyethylene and the net price of ethene, which is indexed to the price of naphtha (spread of polyethylene). The contingent payment or amount to be received will be calculated over the 18-month period subsequent to the sale. This agreement was classified as a hybrid financial instrument and, consequently, is recorded at its market value at each period end. The Company recorded income relating to this agreement amounting to R$15,692 for the quarter ended March 31, 2007 (R$80,048 from the start date of the agreement to March 31, 2007), which was classified as nonoperating income in the consolidated quarterly financial statements. As of March 31, 2007, the asset recorded related to this instrument amounted to R$80,048 and is classified as "Other assets".

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Commission (CVM).

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including Politeno's contingent purchase price agreement which is accounted for as derivative instrument at fair value. The Company's management reviews its assumptions and estimates regularly.

Until March 31, 2006, Rio Polímeros was in preoperating phase.

The Company's consolidated statement of income for the quarter ended March 31, 2007 is not comparable to the consolidated statement of income as of and for the quarter ended March 31, 2006, which reflect the 33.89% ownership interest in Politeno.

Note 25 includes a "pro forma" statement of income for the quarter ended March 31, 2006, which includes pro forma adjustment to not consider the proportional consolidation of Politeno for the period.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses: Results of operations are recognized on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies: Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations: Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents: Include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Short-term investments: Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts: Recognized based on an individual analysis of accounts receivable in an amount considered sufficient by management to cover probable losses on the realization of receivables.

g) Discounted accounts receivable and vendor operations: The discounted export receivables and vendor operations are registered as reduction of accounts receivable.

h) Inventories: Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments: The investment in jointly-controlled subsidiaries is stated under the equity method in the individual financial statements of the Company. All other investments are recorded under the cost method. Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. The investments in the capital stock of companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, makes adjustments to their shareholders' equity and results of operations, for purposes of application of equity method.

j) Property, plant and equipment: Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13). Expenses related to scheduled shutdown of plants are capitalized in the cost of related assets and depreciated during the period between the current shutdown and the next scheduled shutdown, the intervals may vary from one up to three years.

k) Deferred charges: Expenditures incurred during the preoperating phase are recorded at cost and deferred and amortized after the start-up until ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over a period of seven to ten years.

l) Income and social contribution taxes: Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions: A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion. The balances of provisions are deducted of escrow, if applicable.

n) Deferred income: Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Interest on capital: Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid, respectively, and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

p) Pension plan contributions: Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries. In case of excess assets in overfunded plans, the Company does not recognize the corresponding assets.

q) Statements of cash flows and changes in financial position: The statement of cash flows is presented as supplemental information and has been prepared in accordance with Accounting Standard - Procedure No. 20, "Statement of Cash Flows", issued by the Brazilian Institute of Independent Auditors (IBRACON), and the statement of changes in financial position is presented for the purpose of quarterly financial statements.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	03/31/2007 and 12/31/2006		03/31/2006	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Politeno Indústria e Comércio S.A.	-	-	35.00	35.00

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

6. CASH AND CASH EQUIVALENTS

	03/31/2007	12/31/2006
Bank accounts	27,723	41,891
Temporary cash investments	364,273	262,140
	391,996	304,031

7. TRADE ACCOUNTS RECEIVABLE

	03/31/2007	12/31/2006
Domestic clients	426,563	399,612
Foreign clients	112,901	151,975
	539,464	551,587
Discounted receivables	(18,318)	(56,317)
Vendor operations (*)	(161,380)	(162,339)
Allowance for doubtful accounts	(19,794)	(14,351)
	339,972	318,580
Receivables classified under current assets	332,248	310,245
Receivables classified under noncurrent assets	7,724	8,335

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquent customers, the Company must reimburse these banks.

The jointly-owned subsidiary Petroflex established the Receivables Investment Fund (FIDC I) in December 2003, as an open-end fund, which was discontinued in March 2007. Replacing that fund, the jointly-owned subsidiary Petroflex established a new Receivables Investment Fund (FIDC II), as a closed-end fund, with a five-year maturity, which is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. and is characterized by the securitization of receivables of the jointly-owned subsidiary arising from transactions between the jointly-owned subsidiary and its customers in the domestic market, in accordance with established terms and conditions. As of March 31, 2007, the jointly-owned subsidiary holds 706 subordinated shares of the FIDC II, equivalent to R$17,643, with unit value of R$24.99, representing 15% of total shares. The remaining shares are held by third parties. The financial positions of the FIDC I and FIDC II were consolidated in the Company's financial statements as of March 31, 2007 and December 31, 2006, respectively, in proportion to the Company's interest in the jointly-owned subsidiary.

The summary of aging of accounts receivable is as follows:

	03/31/2007	12/31/2006
Current accounts:		
From 1 to 30 days	298,127	313,995
From 31 to 60 days	119,049	104,028
From 61 to 90 days	50,346	51,490
From 91 to 360 days	17,681	19,593
More than 360 days	7,724	8,041
	492,927	497,147

	03/31/2007	12/31/2006
Past-due accounts:		
From 1 to 30 days	13,620	32,647
From 31 to 60 days	4,376	2,957
From 61 to 90 days	2,094	1,694
From 91 to 360 days	19,522	11,568
More than 360 days	6,926	5,574
	46,538	54,440
	539,465	551,587

8. INVENTORIES

	03/31/2007	12/31/2006
Finished products	153,355	164,912
Work in progress	3,181	2,583
Raw materials	58,346	57,582
Auxiliary materials and other	1,145	1,527
Maintenance materials	23,891	32,580
Provision for losses in inventories	(3,411)	(2,987)
	236,507	256,197

9. RECOVERABLE TAXES

	03/31/2007	12/31/2006
Advances for income and social contribution taxes	8,392	6,737
Recoverable ICMS tax	194,667	192,241
Provision for losses on ICMS tax credits	(8,529)	(5,870)
Other	46,878	23,198
	241,408	216,306
Amount classified under current assets	48,222	38,207
Amount classified under noncurrent assets	193,186	178,099

The Company and its jointly-controlled subsidiaries have accumulated ICMS (State Value--Added Tax - VAT) tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations for some plants.

Company

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program, ProBahia and Desenvolve).

3) Pending approval from State tax authorities (Bahia), since August 2006, for the contracted alienation to third parties of R$30 million of tax credits arising from the acquisition of raw materials.

4) State Government authorization to ICMS credits transfer, in the amount of R$4.6 million, in the second quarter of 2007.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation with the State tax authorities for a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance mechanism ("Fast--Track").

3) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

4) Restructuring of operations among plants to optimize the utilization of tax credits.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros on March 31, 2007 amounts to R$77,360 (R$77,354 on December 31, 2006), being the portion of R$66,780 related to deferred credits, recorded based on Decree-Law No. 25,665/99, charged in the importation of equipment utilized in the construction of the industrial facilities. The Decree--Law allows the postponement of the payment of VAT for six years, considering the acquisition date, without charging interest. At the moment taxes become due, the jointly-controlled subsidiary has the right to compensate the amount with monthly VAT obligation generated in the course of its normal operations, in a period of 48 months. Therefore, in the consolidated financial statements, the amount of R$66,780 is recorded as noncurrent assets and noncurrent liabilities in the same amount.

The Company and the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax

Deferred income tax of the Company, its subsidiaries and jointly-controlled subsidiaries included in the financial statements arises from temporary differences and tax losses.

On March 31, 2007, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$139,358 (R$152,799 on December 31, 2006) and tax losses for purposes of social contribution tax amounting to R$152,599 (R$166,153 on December 31, 2006).

The composition of deferred income tax assets is as follows:

	03/31/2007				12/31/2006
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Total	Total
Current:					
Tax losses	-	5,099	-	5,099	35
Temporary differences	-	71	443	514	5,737
	-	5,170	443	5,613	5,772
Long term:					
Tax losses	48,573	10,408	-	58,983	64,821
Temporary differences	17,050	145	3,009	20,204	18,306
	65,623	10,553	3,009	79,186	83,127

The Company's management and management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

The tax credits recovery estimates were based on taxable income projections, considering different financial and business assumptions on the date of preparation of such projections. Therefore, actual results could differ from those estimates.

Based on mentioned estimated projections of the Company's management and management of jointly-controlled subsidiaries, the realization of such tax credits is expected as follows:

Year of realization	Consolidated
2007	5,613
2008	11,649
2009	523
2010	349
2011	1,041
As from 2012	65,624
Total	84,799

b) Income tax expense reconciliation

	03/31/2007	12/31/2006
Income (loss) before income taxes	73,806	(2,925)
Unrecognized tax credits of certain companies	-	392
	73,806	(2,533)
Combined income and social contribution tax rate	34%	34%
Credit (expense) of income taxes at the combined rate	(25,094)	861
Exchange rate changes on foreign investments	-	(14)
ADENE tax incentives	114	900
Goodwill amortization	-	(1,002)
Tax credits on temporary differences from prior years	398	-
Other permanent additions	5,375	40
Total income tax credit	(19,207)	785
Current income taxes	(16,268)	(978)
Deferred income taxes	(2,939)	1,763
	(19,207)	785

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

The jointly-controlled subsidiary Petroflex has tax incentives up to fiscal year 2008, consisting of income tax exemption on the portion of operating profits earned in the tax-incentive region subject to ADENE jurisdiction.

11. INVESTMENTS

	03/31/2007	12/31/2006
Petroquímica União S.A. - common stock	33,385	33,385
Other	2,424	2,426
	35,809	35,811

Position and summary of activity of investments in consolidated subsidiaries:

	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Total
a) Interest in the capital as of March 31, 2007				
Shares owned:				
Quotas	196,920,100	-	269,999	-
Common shares	-	423,965,910	-	-
Preferred shares	-	97	-	-
Voting capital	100.00%	33.33%	100.00%	-
Total capital	100.00%	33.33%	100.00%	-
b) Information on subsidiaries as of March 31, 2007				
Capital	227,042	1,469,806	632	-
Adjusted shareholders' equity	308,188	1,393,460	807	-
Adjusted results for the period	21,660	21,196	(25)	-
c) Investments				
Balance as of December 31, 2006	286,530	457,421	832	744,783
Equity in earnings (losses)	21,660	7,066	(25)	28,701
Balance as of March 31, 2007	308,190	464,487	807	773,484

The position and summary of activity of the investment of SPQ interest in its controlled subsidiary Petroflex on March 31, 2007 was as follows:

	Petroflex Indústria e Comércio S.A.
a) Interest in the capital as of December 31, 2005	
Voting capital	20.1412%
Total capital	20.1191%
b) Shares owned	
Common shares	23,629,554
Preferred shares	11,560,220
c) Information on subsidiaries as of March 31, 2007	
Capital	161,880
Adjusted shareholders' equity	353,132
Adjusted results for the period	14,693
d) Investment	
Balance as of December 31, 2006	68,091
Equity in earnings	2,956
Balance as of March 31, 2007	71,047
Negative goodwill	(17,593)
	53,454

The balance sheets and statements of income of the subsidiaries and proportionally consolidated subsidiaries as of and for the quarter ended March 31, 2007 and year ended December 31, 2006 used in the consolidation are presented below (total amounts, without considering the Company's proportional interest):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Company	
	03/31/2007	12/31/2006	03/31/2007	12/31/2006	03/31/2007	12/31/2006
ASSETS						
Current assets	372,588	354,284	508,529	435,175	807	832
Cash and cash equivalents	171,221	166,878	52,185	4,372	807	832
Trade accounts receivable	75,079	43,723	136,547	141,958	-	-
Inventories	27,434	31,356	121,351	158,822	-	-
Recoverable taxes	9,336	11,413	-	21,406	-	-
Other credits	89,518	100,914	198,446	108,617	-	-
Noncurrent assets	97,183	97,908	3,190,072	3,265,249	-	-
Recoverable taxes	8,535	8,159	315,671	263,194	-	-
Other credits	1,197	1,182	1,815	1,817	-	-
Investments	615	615	-	-	-	-
Property, plant and equipment	86,836	87,952	2,298,809	2,410,947	-	-
Deferred charges	-	-	573,777	589,291	-	-
TOTAL ASSETS	469,771	452,192	3,698,601	3,700,424	807	832

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Company	
	03/31/2007	12/31/2006	03/31/2007	12/31/2006	03/31/2007	12/31/2006
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities	75,898	78,200	364,636	369,666	-	-
Loans	16,930	14,116	224,949	236,823	-	-
Other liabilities	58,968	64,084	139,687	132,843	-	-
Noncurrent liabilities	68,092	69,871	1,940,505	1,958,494	-	-
Loans	22,087	55,585	1,617,589	1,635,361	-	-
Other liabilities	46,005	14,286	322,916	323,133	-	-
Deferred income	17,593	17,593	-	-	-	-
Shareholders' equity	308,188	286,528	1,393,460	1,372,264	807	832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	469,771	452,192	3,698,601	3,700,424	807	832
STATEMENTS OF INCOME (LOSS)	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006
Net sales	70,137	120,217	387,117	-	-	-
Cost of sales	(60,330)	(105,908)	(312,721)	-	-	-
Gross profit	9,807	14,309	74,396	-	-	-
Operating expenses	(4,865)	(10,520)	(41,285)	-	-	-
Interest income (loss)	2,925	235	(885)	-	(25)	(61)
Operating income (loss)	7,867	4,024	32,226	-	(25)	(61)
Nonoperating revenues (expenses)	15,703	(84)	2	-	-	-
Income taxes	(1,910)	(546)	(11,032)	-	-	-
NET INCOME (LOSS)	21,660	3,394	21,196	-	(25)	(61)

12. RELATED PARTIES

The balances and transactions with related parties are described below.

	03/31/2007			12/31/2006		
	Assets	Liabilities	Transactions	Assets	Liabilities	Transactions
	Current	Current	Revenue	Current	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	(expense or purchases)
SPP Agaprint Indústria e Comércio Ltda.	36,022	-	28,857	23,996	-	18,545
Clion Indústria e Comércio Ltda.	11,884	-	8,488	8,374	-	4,338
Suzano Holding S.A.	-	245	(723)	-	250	(662)
	47,906	245	36,622	32,370	250	22,221

13. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
	Weighted yearly average depreciation rate - %	03/31/2007			12/31/2006		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	25,302	-	25,302	25,302	-	25,302
Buildings	4	137,693	(32,392)	105,302	137,852	(31,551)	106,301
Buildings	2.5	18,141	(2,378)	15,763	18,141	(2,261)	15,880
Machinery and equipment	10	572,397	(268,975)	303,422	618,269	(300,570)	317,699
Machinery and equipment	3.3	714,141	(24,844)	689,297	740,998	(18,506)	722,492
Machinery and equipment	5.7	63,757	(25,190)	38,567	75,344	(27,115)	48,229
Furniture, fixture and installations	10	74,748	(45,765)	28,983	74,376	(48,860)	25,516
Vehicles	20	4,400	(2,495)	1,905	4,598	(2,962)	1,636
Leasehold improvements	50	327	(273)	54	327	(265)	62
Computer hardware and other	20	19,962	(10,712)	9,250	18,585	(14,793)	3,792
Other items	10	40,190	(3,161)	37,029	44,976	(4,238)	40,738
Construction in progress	-	75,367	-	75,367	49,118	-	49,118
		746,425	(416,185)	1,330,241	1,807,886	(451,121)	1,356,765

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

Before the application of the equity method and the consolidation process, the shareholders' equity of Petroflex was adjusted in order to exclude the effects of revaluation of assets recorded on the subsidiary's book in December 2006, which amounted to R$13,265. The reversal was made to conform the financial position and results of operations of Petroflex to the accounting practices adopted by the Company.

14. DEFERRED CHARGES

	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Total
Technology	75,750	-	75,750
Preoperating expenses	-	212,424	212,424
Goodwill	418,404	-	418,404
Other	53,297	-	53,297
Amortization	(165,369)	(21,165)	(186,534)
Net book value - 03/31/2007	382,082	191,259	573,341
Net book value - 12/31/2006	399,436	196,431	595,867

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, and has been amortized over five years.

Preoperating expenses

Rio Polímeros

These deferred charges refer to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$84,811), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$110,469) incurred during the preoperating phase. In April 2006, Rio Polímeros started its operations.

Goodwill

From the total balance of goodwill, R$340,320 (net of amortization of R$78,084) refers to the acquisition of Basell Brasil Poliolefinas Ltda. Which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas and Polibrasil Compostos, on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15. LOANS

Company	Index or currency	Yearly interest rate - %	03/31/2007 Current	03/31/2007 Long term	12/31/2006 Current	12/31/2006 Long term
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	TJLP + 5	13,879	-	20,794	-
"Compror"	CDI	55.0 to 69.8 of CDI	43,870	-	53,053	-
Export credit note - Banco Itaú	CDI	CDI + 0.462	16,289	75,000	13,569	75,000
Export credit note - Banco Bradesco	CDI	105.5 of CDI	6,082	96,000	2,909	96,000
Export credit note - Banco do Brasil	CDI	106 of CDI	2,416	100,000	5,942	100,000
FINEM (enterprise funding)	TJLP	TJLP + 3.02	467	45,515	170	18,214
			83,003	316,515	96,436	289,214
In foreign currency:						
IFC - Portion A	US$	Libor + 2.75	2,439	102,520	389	106,900
IFC - Portion B	US$	Libor + 2.00	6,215	287,056	979	299,320
IFC - Portion C	US$	Libor	323	20,504	52	21,380
Advance on export contracts	US$	5.50 to 6.37	101,922	-	59,460	-
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	65	112,772	68	117,590
Export credit note - Banco Votorantim	US$	7.97	726	205,040	5,065	213,800
Advanced export - Banco Santander	US$	Libor + 1.79	417	25,630	958	26,725
FINEM (enterprise funding)	US$	2.52	51	4,807	53	1,996
			112,158	758,329	67,024	787,711
			195,161	1,074,844	163,460	1,076,925

Subsidiaries	Index or currency	Yearly interest rate - %	03/31/2007 Current	03/31/2007 Long term	12/31/2006 Current	12/31/2006 Long term
Rio Polímeros S.A.:						
Local currency:						
BNDES - Subcredit A	TJLP	TJLP + 5	19,181	187,160	13,850	186,935
BNDES - Subcredit B	TJLP	TJLP + 5	3,769	36,776	2,721	36,732
BNDES - Subcredit C	Currency basket	BNDES + 5	4,760	45,320	3,570	47,219
BNDES - Sub A	TJLP	TJLP + 4.50	650	6,413	475	6,405
BNDES - Sub B	US$	UMBNDES + 3	97	996	76	1,039
FUNDES	-	6.17	226	15,385	148	10,164
"Compror"	CDI	90 to 103 of CDI	8,123	-	12,115	-
			36,806	292,050	32,955	288,494
Foreign currency:						
U.S. Exim Bank	US$	5.51	11,532	133,210	9,959	147,032
SACE	US$	5.51	8,567	113,936	7,254	109,594
Advance on export contracts	US$	5.10 to 5.43	18,078	-	28,773	-
			38,177	247,146	45,986	256,626
			74,983	539,196	78,941	545,120

Subsidiaries	Index or currency	Yearly interest rate - %	03/31/2007 Current	03/31/2007 Long term	12/31/2006 Current	12/31/2006 Long term
Petroflex Indústria e Comércio S.A.:						
Local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP/ UMBNDES	TJLP + 3.50 and UMBNDES + 5	1,553	3,101	1,553	3,480
FINEP	TJLP	TJLP + 0.40	634	6,242	627	6,392
			2,187	9,343	2,180	9,872
Foreign currency:						
U.S. Exim Bank	US$	Libor + 1.22	275	352	303	508
Interest on discount export bills	US$	5.36	213	-	195	-
Advanced exports	US$	Libor + 1.66	68	11,550	398	12,044
BNDES (National Bank for Economic and Social Development)	UMBNDES	UMBNDES + 11.17	367	842	405	971
Advances on export exchange contracts	US$	5.53	13,820	-	10,304	-
			14,743	12,744	11,605	13,523
			16,930	22,087	13,785	23,395
Consolidated:						
Local currency			121,996	617,907	131,571	587,580
Foreign currency			165,078	1,018,219	124,615	1,057,860
			287,074	1,636,127	256,186	1,645,440

TJLP - long-term interest rate

CDI - interbank deposit certificate

UMBNDES - monetary unit of BNDES

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years (final maturity at December 1, 2010). These debentures bear interest at 104.5% of the accumulation of daily averages of CDI rates.

On March 31, 2007, the proportional amount of the obligation consolidated by the Company was R$1,360, current portion, and R$32,191, noncurrent portion.

The debenture indenture requires that certain semiannual financial ratios be maintained, and such requirement has been complied with at March 31, 2007.

As of March 31, 2007, the long-term portion of loans matures as follows:

	Company	Jointly-controlled subsidiaries: Rio Polímeros S.A.	Jointly-controlled subsidiaries: Petroflex Indústria e Comércio S.A.	Consolidated
2008	81,281	53,034	3,360	137,675
2009	122,268	59,551	6,799	188,618
2010	124,785	57,581	5,997	188,363
2011	156,513	57,581	5,931	220,025
2012 hereafter	589,997	311,449	-	901,446
	1,074,844	539,196	22,087	1,636,127

Guarantees of loans

Company

The loans with International Finance Corporation - IFC (world bank group), limited to US$80,000, are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.6% per year, and are guaranteed by Company's installations and machinery and equipment of the plants located in Mauá, State of São Paulo, and in Camaçari, State of Bahia.

The FINEM loan is guaranteed by a junior mortgage of a property of the plant in Duque de Caixas, State of Rio de Janeiro.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders Suzano Petroquímica S.A., Unipar - União de Indústrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa, and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros concluded on April 17, 2006 the negotiations with banks to postpone the interest and principal due in 2006 to April 2007 and the extension of loan terms by a year, postponing last installment to April 2016.

- Petroflex

  - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar - União de Indústrias Petroquímicas S.A. and mortgage of property located in Triunfo, State of Rio Grande do Sul.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.

Index or rate	03/31/2007
Long-term Interest Rate - TJLP (b)	6.50%
Interbank Deposit Certificate - CDI (b)	12.68%
Monetary Unit of BNDES - UMBNDES (a)	(4.02)%
TJLP Related Ratio - URTJLP (a)	0.12%
Reference Rate - TR (a)	0.51%
General Market Price Index - IGP-M (a)	1.11%

(a) 2007 first quarter variation.

(b) March 2007 existing rates.

Pursuant to certain loan agreements, the Company is required to comply with certain semester and annual financial covenants, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil (Banco Votorantim and Banco ABN Amro), and generally accepted accounting principles in the United States of America as it relates to the contract with the IFC.

16. PROVISIONS AND COMMITMENTS

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The summary of the activity of the provision for contingencies at March 31, 2007 is as follows:

a) Provisions

	12/31/2006	Additions	Reversal and/or payments	Interest charges	03/31/2007
Labor	6,084	-	(515)	81	5,650
Tax	6,656	-	(1,618)	28	5,066
Civil	3,399	-	-	-	3,399
	16,139	-	(2,133)	109	14,115
Escrow deposits	(3,871)	(484)	53	-	(4,302)
Total	12,268	(484)	(2,080)	109	9,813

As of March 31, 2007, the Company is involved in other legal disputes amounting to R$38,598 and the likelihood of losses is considered possible (not probable) by outside legal counsel, which, accordingly, have not been provided for. This amount does not include the clause 4th labor claim (also a possible loss as per the legal counsel's opinion) the exposure amount cannot be determined. The Company's management is of the opinion that such other cases do not require a provision for losses.

As of March 31, 2007, the Company has contingent assets, and its outside legal counsel is of the opinion that a favorable outcome is probable, amounting approximately to R$7,788. The gain will be recorded only after the subject final court decisions.

Labor lawsuit concerning clause 4th (relating to the former subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the Companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

b) Commitments

The Company has take-or-pay contracts for raw material purchase effective through September 2026 and the total contracted purchase amount is approximately R$10,910,440 for this quarter. Historically, the Company has fully consumed the contracted quantities of raw materials.

Commitments for purchase of raw materials per year are as follows:

Year	R$
2007 (nine remaining months)	776,940
2008	1,035,920
2009	1,035,920
2010	1,035,920
2011	1,035,920
2012	1,035,920
2013 to 2026	4,953,900
Total	10,910,440

The Company provides contingent guarantees, jointly with Suzano Papel e Celulose S.A., for the payment of future supply of raw material by Petrobras S.A. to Rio Polímeros. Such guarantees will be extinguished from: (i) the payment of these amounts by Rio Polímeros; or (ii) the payment of all obligations of Rio Polímeros to the creditors under the long-term loan agreements (scheduled for the second quarter of 2016), whichever occurs first. The Company also has additional obligations deriving from payments for the construction of the water main to supply water for the Rio Polímeros project, which has been made according to our financial planning.

Pursuant to the agreement, the Company is liable, in proportion to the interest sold, for liabilities of Politeno, not specified in the agreement and relating to the period prior to the sale, provided that they, individually or in the aggregate, exceed R$12.0 million (floor trigger), arising within three years after the sale date (April 2006). To date, there are no lawsuits with unfavorable outcome for the period prior to the sale that are not mentioned in the respective agreement.

Rio Polímeros S.A.

Under the terms of the raw material supply agreement signed with Petrobras on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene. Besides the supply guarantee, the contract foresees sale and purchase obligations of the subject raw material ("take or pay" and "supply or pay").

This agreement has a 15-year term, beginning on the first supply of ethane and/or propane, realized after the conclusion of the plant's performance tests phase, renewable for successive periods of two years.

Petroflex Indústria e Comércio S.A.

The jointly-controlled Petroflex has entered into supplying agreements with Braskem S.A. and Lyondell Chemical Company, ending 2016 and 2007, respectively, to acquire butadiene and styrene. Such agreements establish a minimum acquisition volume. In 2006, Petroflex is in compliance with such clauses. For 2007, Petroflex complied with the minimum volume requirements by purchasing approximately US$221,520. In case of default, the penalties are the following:

- Braskem - payment of the amount correspondent to the quantity of products not purchased by Petroflex, considering 50% of the average sales price in the quarter that the default event occurred.
- Lyondell - reduction in quantity to be supplied during the year in the proportion of the quantity not acquired.

17. CAPITAL STOCK AND DIVIDENDS

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights, except for some instances related to the requirements to join the Level 2 of Corporative Governance of BOVESPA, and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

18. NET SALES AND COST OF SALES

	03/31/2007			12/31/2006		
	Net sales	Cost	Gross profit	Net sales	Cost	Gross profit
Domestic market	484,474	(365,720)	118,754	468,012	(409,377)	58,635
Foreign markets	145,986	(138,525)	7,461	103,502	(100,444)	3,058
	630,460	(504,245)	126,215	571,514	(509,821)	61,693

19. FINANCIAL INCOME (EXPENSES)

	03/31/2007	12/31/2006
Financial expenses:		
Interest (mainly financing and debentures)	(42,227)	(33,512)
Monetary variation on financing	(175)	(614)
Exchange rate variation on financing	47,100	48,478
Exchange rate variation on suppliers balance	426	3,127
Exchange rate variation on advanced export contracts	2,366	(833)
Bank expenses	(1,379)	(2,809)
Losses on derivative contracts	-	(1,747)
Other expenses	(2,872)	(8,218)
	3,239	3,871
Financial income:		
Interest on receivables	427	1,591
Monetary variation	3	-
Exchange rate variation	(1,568)	(835)
Gain on derivative contracts	-	9,852
Other financial income	9,904	813
	8,766	11,421
Financial expenses, net	12,005	15,292
Financial expenses, net	(36,147)	(34,031)
Exchange rate variation, net	48,152	49,322
Financial results	12,005	15,292

20. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of March 31, 2007 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Short-term investments (stocks for sale)	68,398	68,398
Investments carried at cost-		
Petroquímica União S.A.	33,385	37,875

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

a) The criterion for determination of fair market values stated above is as follows:

- Short-term investments: The fair value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on an analysis of discounted cash flows developed by third parties. Although PQU is a public company, its shares are very thinly traded and, consequently, not indicative of the fair value of PQU's shares. In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,342, reflecting market value in light of the fact that this is lower than book value. The Company also owns 2,129,324 preferred shares class "A" from Braskem S.A., which represent 0.6% of its total equity. The book value of such shares as of March 31, 2007 was R$33.5 million. The Company, based on studies from market analysts, concluded that the book value is not higher than the fair value estimated for March 2007.

- Investments carried at cost - PQU (common stocks): As mentioned, the fair value was estimated based on the actual price of the stock. See disclosure above regarding the trading of PQU's shares.

The Company and the jointly-controlled subsidiaries had no off-book financial instruments as of March 31, 2007.

b) Credit risk

The financial instruments that potentially expose the Company to credit risk concentration are consisted mainly of banking balances, short-term investments and trade accounts receivable. The trade accounts receivable balance is spread out in several different customers; there is no customer that represents a concentration of 10% or more of the total net sales. To reduce such risk, the Company has individually evaluated the credit limits to be granted, but, as a market trend, no advances from customers are required, or guarantees, except for exports, which require letters of credit. The Company's management addresses the credit risk on accounts receivable evaluating the need of recording an allowance for doubtful accounts.

c) Exchange rate variation risk

The Company is susceptible to the effects of the volatility of exchange rate variation over assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

21. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Object	Coverage amount
Suzano Petroquímica S.A.:		
Fire and unrealized profits	Plants	841,054
Civil responsibility	Directors and management officers	41,008
Civil responsibility	Overseas inventories, operations and other	41,008
Petroflex Indústria e Comércio S.A.:		
Fire and unrealized profits	Plants	69,612
Civil responsibility	Directors and management officers	4,371
Civil responsibility	Overseas inventories, operations and other	2,012
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	218,263
Fire and unrealized profits	Plants	4,519,162
Civil responsibility	Directors and management officers	46,417
Civil responsibility	Overseas inventories, operations and other	232,065

22. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	03/31/2007	12/31/2006
Petroflex Indústria e Comércio S.A.- BNDES	8,297	12,742
Rio Polímeros S.A.:		
Credit letter - Unibanco	-	19,643
Credit letter - Banco Safra	-	12,828
Credit letter - Banco do Brasil	9,127	9,127
	9,127	41,598
	17,424	54,340

23. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. In the terms of the pension plan bylaws, the contributions made by the Company at March 31, 2007 amounted to R$22.

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada (private pension association plan), a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for March 31, 2007 amounted to R$566 (R$913 on March 31, 2006). The Company has responsibility to pay for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2006, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$5,677. This surplus, which has not been recognized in the Company's financial statements, is represented by the following:

	11/30/2006
Present value of plan obligations	(37,212)
Fair value of plan's assets	44,969
Net result	7,757
Portion attributable to sponsor	(2,080)
Net surplus	5,677

The main actuarial assumptions used for the computations above (expressed in weighted averages) are as follows:

	11/30/2006 %
Discount rate of the actuarial obligation	10.25
Expected earnings on the plan's assets	12.00
Expectation of inflation	4.50
Estimated future salary raises	6.05
Turnover of employees	0.50
Future increase of benefits	5.00
Proportion of employees opting for early retirement	100.00

The pension plan of Petroflex is also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$245 as of March 31, 2007 (R$107 in 2006).

In March 31, 2007 and December 31, 2006, the percentage over the contribution salary was 12.93% to Petros and 8% to Previnor. The contribution made by Petroflex in period amounted to R$453 (R$532 in first quarter ended 2006) - Petros and R$245 (R$370 in first quarter ended 2006) - Previnor.

The jointly-controlled subsidiaries Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/2000, and there is no additional deficit arising from pension plans attributable to these companies to be recorded.

In 2004, Rio Polímeros joined Previnor, having as main objective providing supplemental benefits regularly provided by the Government pension plan to employees. The monthly contributions are based on the employees' salaries. During first quarter in 2007, the total contribution made by the jointly-controlled subsidiary was R$364 (R$455 in first quarter in 2006).

24. CONTRACTUAL RIGHTS

According to construction contract of Rio Polímeros plant facilities ("EPC Contract"), the Consortium of Building Contractors is obliged to indemnify the jointly-controlled subsidiary by US$200 thousand (US$66.7 thousand proportional amount) per day of delay in the conclusion of the construction of the facilities. The indemnification period is from April 2005 until the date of the operational acceptance on March 31, 2006.

The agreement established that in the calculation of the number of days that conclusion was delayed, Rio Polímeros must deduct the days affected by events nonattributable to the consortium. Both parties are under negotiation to define the responsibilities for the events that caused the delay. On March 31, 2007, the Company did not record any asset arising from these negotiations.

25. "PRO FORMA" FINANCIAL INFORMATION

As a result of the sale of Politeno on April 4, 2006, the consolidated statement of income for the quarter ended March 31, 2007 is not comparable with the consolidated statement of income for the quarter ended March 31, 2006.

The "pro forma" information was prepared to present the Company's results of operations as if Politeno was sold on January 1, 2006.

The "pro forma" financial information is presented only to permit additional analysis from the comparison of consolidated statement of income, does not purport to be indicative of what would have occurred if the participation of Politeno had actually been sold as of January 1, 2006 and does not purport to represent the individual financial statements of the Company nor is it necessarily indicative of a potential trend in future operating results.

The consolidated balance sheets for the periods reported have not been presented on a "pro forma" basis, since they are comparable. The Company's statement of operations for the quarter ended March 31, 2006 includes a pro forma adjustment to reverse the equity in earnings amounting to R$3,585, related to Politeno.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTER ENDED MARCH 31, 2007 AND
"PRO FORMA" STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED MARCH 31, 2006

	03/31/2007	03/31/2006 "Pro forma"
GROSS OPERATING REVENUES	805,349	621,654
Taxes on sales and other sales deductions	(174,889)	(146,963)
NET SALES	630,460	474,691
Cost of sales	(504,245)	(427,307)
GROSS PROFIT	126,215	47,384
OPERATING (EXPENSES) REVENUES		
Selling expenses	(48,257)	(34,214)
General and administrative expenses	(16,028)	(18,244)
Financial expenses, net	(36,147)	(33,214)
Exchange variation	48,152	48,311
Goodwill amortization	(13,545)	(17,589)
Other operating revenues	2,558	652
OPERATING INCOME (LOSS)	62,948	(6,914)
Nonoperating revenues (expenses)	10,858	(756)
INCOME (LOSS) BEFORE INCOME TAXES	73,806	(7,670)
Current income and social contribution taxes	(16,268)	900
Deferred income and social contribution taxes	(2,939)	1,332
INCOME (LOSS) BEFORE MINORITY INTEREST	54,599	(5,438)
Minority interest	-	2,693
NET INCOME (LOSS)	54,599	(2,745)

26. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 4 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below:

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. The standard provides two transition alternatives related to the change in measurement date provisions.

g) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

h) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

i) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

j) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "Two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic and diluted earnings per share is as follows:

	03/31/2007			03/31/2006		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net income available under U.S. GAAP	28.3	37.6	65.9	4.1	5.5	9.6
Weighted average shares outstanding	97,375	129,320	226,695	97,375	129,320	226,695
Earnings per share under U.S. GAAP (in Brazilian reais - R$)	0.29	0.29	-	0.04	0.04	-

k) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Petroflex, Rio Polímeros and Politeno (up to March 2006). Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item l) below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

l) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

m) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

n) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

As of March 31, 2007 and December 31, 2006, the Company had no outstanding derivative instruments.

o) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 7. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$1,658 as of March 31, 2007 and by R$56,317 as of December 31, 2006. This U.S. GAAP difference has no net income or equity effect.

p) Investments classified as marketable securities

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the statement of income based on the lower of cost or market value.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies its investment in the shares of Braskem as available for sale securities. Consequently, the securities are marked-to-market at period end with a corresponding charge to other comprehensive income.

q) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS 157 in fiscal year 2009. Management does not expect that the adoption of this SFAS will have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than--not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the impact on Company's financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities", including an amendment of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments and is effective as of the beginning of a fiscal year that begins after November 2007. Accordingly, the Company will adopt this SFAS No. 159 with SFAS No. 157 in fiscal year 2009. Management does not expect that the adoption of these statements will have an impact in the Company's financial statements.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Quarter ended March 31, 2007	Quarter ended March 31, 2006
Net income (loss) as reported under BR GAAP		54,599	(2,475)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	5,405	7,953
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(379)	(305)
Different criteria for-			
Capitalization of interest, net from depreciation	(c)	3,307	2,600
Different criteria for amortization of technology	(e)	1,593	497
Derivative financial instruments	(n)	-	(201)
Business combinations Polibrasil	(g)	2,741	12,340
Transactions between entities under common control	(l)	-	4,007
Minority interest on U.S. GAAP adjustments	(m)	-	(1,665)
Deferred income tax on the above adjustments		(1,269)	(12,880)
Net income under U.S. GAAP		65,997	9,601
Temporary loss on investments held for sale	(p)	447	-
Deferred income tax on the above adjustments		(152)	-
Comprehensive income under U.S. GAAP		66,292	9,601

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	03/31/2007	12/31/2006
Shareholders' equity as reported under BR GAAP		1,021,283	966,570
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	(112,886)	(118,291)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	4,066	4,445
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(45,583)	(48,890)
Pension plan	(f)	8,606	8,606
Different criteria for amortization of technology	(e)	9,342	7,749
Reversal of tax incentives		(114)	-
Business combinations Polibrasil	(g)	74,547	71,806
Transactions between entities under common control	(l)	17,593	17,593
Investments classified as marketable securities	(p)	(1,133)	(1,580)
Deferred income tax on the above adjustments		(3,810)	(2,389)
Shareholders' equity under U.S. GAAP		971,911	905,619
Accumulated comprehensive income under U.S. GAAP		806	511

IV - Additional disclosures required by U.S. GAAP

a) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets ("Spheripol" technology) subject to amortization under U.S. GAAP:

	03/31/2007	12/31/2006
Gross	47,869	47,869
Accumulated amortization	(14,332)	(13,563)
Net	33,537	34,306

The estimated aggregate amortization expense for the next five years is as follows:

	Amount
2007	3,072
2008	3,072
2009	3,072
2010	3,072
2011	3,072

b) Supplementary information - valuation and qualifying accounts for accounts receivable

	03/31/2007
Balance at beginning of the quarter	13,449
Additions	5,342
Balance at end of the quarter	18,791

c) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's condensed balance sheets, statements of operations, and statements of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	03/31/2007	12/31/2006
Current assets:		
Cash and cash equivalents	315,049	272,794
Short-term investment	67,113	66,666
Trade accounts receivable	243,132	271,439
Inventories	172,029	171,901
Deferred income taxes	1,089	1,341
Other credits	104,469	97,716
Prepaid expenses	2,516	14,176
Total current assets	905,397	896,033
Investments	457,867	442,925
Goodwill, net	420,365	421,291
Property, plant and equipment	474,063	467,583
Long-term assets:		
Intangible, net	33,537	34,306
Deferred income tax	68,120	72,625
Recoverable VAT	98,159	96,819
Trade accounts receivable	7,724	8,042
Other debtors	36,812	25,518
Total long-term assets	244,352	237,310
Assets	2,502,044	2,465,142

Liabilities and shareholders' equity	03/31/2007	12/31/2006
Current liabilities:		
Trade accounts payable	122,268	127,641
Payroll and related charges	11,656	16,054
Taxes payable other than income	19,957	10,858
Short-term debt	169,298	185,380
Interest payable on short-term debt	27,521	34,397
Dividends proposed and payable	173	173
Deferred income taxes	3,097	2,676
Other accounts payable	34,148	37,450
Total current liabilities	388,118	414,629
Noncurrent liabilities:		
Loans and financings	1,074,844	1,076,925
Fair market value of derivative financial instruments	-	-
Provision for contingencies	7,153	9,585
Interest payable on long-term debt	-	-
Deferred income taxes	48,321	46,551
Other accounts payable	11,697	11,833
Total noncurrent liabilities	1,142,015	1,144,894
Shareholders' equity:		
Share capital	826,283	826,283
Other comprehensive income	806	511
Profit reserves	144,822	78,825
	971,911	905,619
Liabilities and shareholders' equity	2,502,044	2,465,142

(ii) Condensed statements of operations under U.S. GAAP

	03/31/2007	03/31/2006
Net sales	441,385	412,648
Cost of sales	(348,399)	(372,608)
Gross profit	92,986	40,040
Operating expenses:		
Selling and marketing	(35,102)	(31,316)
General and administrative	(11,004)	(15,657)
Other operating income, net	(9,229)	498
Operating expenses	(55,335)	(6,435)
Nonoperating income (expenses):		
Financial income, net	14,468	20,053
Other	15,677	(153)
Income before income tax, equity in affiliates and minority interest	67,796	13,465
Income tax benefit (expense):		
Current	(11,660)	-
Deferred	(5,565)	(12,145)
Income before equity in earnings of affiliates and minority interest	50,571	1,320
Equity in earnings of affiliates	15,426	10,520
Income before minority interest	65,997	11,840
Minority interest	-	(2,239)
Net income for the year	65,997	9,601
Earnings per share - common	0.29	0.04
Earnings per share - preferred	0.29	0.04

(iii) Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	03/31/2007
At beginning of the quarter	905,619
Net income	65,997
Other comprehensive income	295
At end of the quarter	971,911

RS0480*.*

Quarter Highlights

Strong cash generation and the highest Ebitda Margin since 4Q04, of 15.5%

Our operating cash generation of Suzano Petroquímica (Ebitda) reached R$ 68.5 million in the 1Q07, an increase of 439.6% as regards the 1Q06 and also 5.0% above the level reached in the 4Q06, when we had already presented a strong recovery in our results, especially in comparison with the performance in the 1H06.

The Ebitda Margin of the Parent Company was of 15.5%in the 1Q07, best result since the 4Q04, with an increase of 12.4 p.p. when compared to the 1Q06. It's now the third consecutive quarter of expansion of margins, confirming the Company's adjustment to a new sustainable profitability level.

This performance was primarily a result of lower raw materials cost accounted for in the period together with good levels of sales prices obtained with the maintenance of our policy of prioritizing profitability, focusing on the sale of higher value-added and greater performance resins. The Company's effort to control its expenses also contributed to this result.

Leverage remains in a strong decreasing curve

The deleveraging process continued strongly. Due to the significant recovery of the Ebitda started in the 3Q06, the Parent Company's Net Indebtedness/(Ebitda + Dividends) Ratio, which in June 2006 reached its maximum of 7.1x, was drastically and continuously reduced to 4.0x in March 2007.

Accordingly, the consolidated leverage presented also a strong decreasing curve, since there was also a strong cash generation recovery of Riopol and also Petroflex. The consolidated Net Indebtedness/Ebitda Ratio retreated consistently to 5.5 times in March 2007, comparing to the 13.2x peak reached in June. If we consider that Riopol's contribution in its two first operating quarters in 2006 still strongly reflected the beginning of its learning curve, the tendency is that the Consolidated deleveraging will continue in a steady pace .

R$ 54.6 million Net Profit in 1Q07, 464% higher than in 4Q06

Suzano Petroquímica's 1Q07 Net Profit reached R$ 54.6 million, substantially higher than the historical levels registered by the Company, a result of the good performance of our businesses, the important evolution of Riopol's performance, the positive financial result which took advantage of the Real appreciation, and still the positive accounting result of Politeno's sale earn-out formula. Further details in this respect can be found in the discussion throughout this release.

Riopol completes 1 year of operation with strong increasing results

Since April 2006, when Riopol took charge of the operations in its industrial unit, it has presented a consistent positive evolution of its results.

In the first quarter 2007, the company generated an Ebitda of R$ 73.9 million with a 19.1% margin, as a result of the continued progress in its learning curve, with increased rates of operating efficiency and greater operating stability, factors allied to a positive scenario of polyethylene prices and reduction in the levels of raw material costs.

See more details at the Suzano Petroquímica Consolidated section.

Petroflex also presents an important recovery in its 1Q07 results

1Q07 Petroflex's Ebitda of R$ 32.6 million was 149.6% higher than in 1Q06 and 31.8% higher than in 4Q06, with an Ebitda margin of 9.3% in the quarter, 5.1 p.p. e 2.5 p.p. above the margins recorded in 1Q06 and 4Q06, respectively. See more details at the Suzano Petroquímica Consolidated section.

Update of Politeno's Sale Earn-Out Formula

After 11 months out of the 18 months in which polyethylene spreads in the domestic market should be taken into account to determine Politeno's final value (according to the formula established when the company was sold last year against a initial payment), we have broadened our visibility of the effective average spread of the period and consequently our greater certainty of a second installment higher than initially expected. So being, we have adjusted the provision accounted for in our books at the time of the sale, which generated an additional R$ 15.7 million positive impact in the Parent Company's result, through equity.

<u>Special Characteristics of this Result Disclosure:</u>

With the taking over of Polibrasil's full control on September 1st, 2005 and its further incorporation by Suzano Petroquímica on November 30th of that same year, the Company had decided to discuss its results in *pro forma* basis, aiming to allow a better analysis of the business now held by Suzano Petroquímica and thus ensuring a better

comparison with previous periods, and estimates of future results. However, since the 1Q06 all information from the Parent Company already fully reflects the effective activities of the Company. Since this document is prepared based on comparisons with periods after the 1Q06, including this one. As regards the Parent Company there is no need to discuss the results on *pro forma* basis.

The analysis of the Consolidated Suzano Petroquímica considers the Parent Company result, proportionally consolidating the participation that the Company holds in its jointly controlled companies, Riopol (33.33%) and Petroflex (20.12%). In view of the sale of the 33.9% share in the total capital of Politeno on April 4, 2006, the Consolidated results shall be discussed on *pro forma* basis, that is to say, disregarding the result related to the consolidation of Politeno in the 1Q06, aiming a better comparison. The performance of the companies of which Suzano Petroquímica has shared control is described in the analysis of the Consolidated Suzano Petroquímica.

All comparisons made regard the same periods of 2006 (1Q06), except when otherwise indicated.

SUZANO PETROQUÍMICA PARENT COMPANY

Sector Scenario and Economic Context

Continuing the more positive scenario for the petrochemical industry which started do be drawn in the 3Q06, the 1Q07 was characterized by good levels of local demand, making possible to keep reasonable sales prices, and lower costs of raw material, which contributed to increase the margins of the Company.

The favorable situation that prevailed for the international petrochemical industry allowed raises in resin prices during 1Q07, which were already in high levels, contributing to the building of good business opportunities both in the domestic and international markets.

Preliminary data by Coplast indicate an 8.3% high in the Brazilian domestic demand of polypropylene in the 1Q07 comparing to 4Q06. However, part of this increase was met by imports, motivated by a greater availability of resins for exports, a movement which is many times observed in the end of the fiscal year, aiming at inventories reduction, and yet by the Real appreciation, which increases the competitiveness of such transactions. In the 1Q07, the polypropylene imports represented 13.4% of the domestic demand, presenting a 20.0% growth as regards the volume imported in the 4Q06.

We continue to keep our profitability and competitiveness of our products, despite the greatest pressure caused by imports in the Brazilian polypropylene market, by offering to our clients technical assistance services, development of products and solutions jointly with clients, as well as logistics differentiated and adequate to the needs of each client.

Our main raw material, propylene, contributed positively to the result of the 1Q07 because in this quarter the average prices practiced at the end of 2006 were booked, and in that period the petrochemical inputs prices presented a retreat. During the 1Q07, the propylene prices were kept reasonably stable comparing to the closing of 2006, and only at the end of the quarter we started to note a light high in the prices of inputs to the petrochemical industry, aligned to the observed oil prices trend.

When comparing the average prices of the 1Q07 with those of the 4Q06, Europe naphtha presented a high of about 5%, while U.S. Gulf propylene and Europe ethylene fell, respectively, about 4% and 2%, following the falling path of oil prices, commodity which average prices declined about 4% in the same period.

Considering the petrochemical raw materials derived from natural gas, the Mont Belvieu ethane average price, USA basis, retreated 4.4% in the 1Q07 as regards the 4Q06, while both the propane using the same reference, and the natural gas raised 1.8% and 8.7%, respectively, when we compare the same periods. Considering Riopol's raw-material pricing criteria, average ethane and propane prices presented a fall in 1Q07 as regards 4Q06. Although, if we compare the 1Q07 closing to the 4Q06 closing price, Mont Belvieu ethane and propane raised 10.0% and 19.8%, respectively, as there was an increasing price behavior of such raw materials during the quarter.

SUZANO

PRODUCTION


'000 Tons
144
133
+3,4%
138
1Q06
4Q06
1Q07

In the 1Q07, the polypropylene production of Suzano Petroquímica was of 137.8 thousand tons, increasing 3.4% as regards the production of the 4Q06, against a 4.6% reduction in the volume produced when compared to the 1Q06.

The available installed capacity in 1Q07 was of 160.8 thousand tons, 6.1 below the normal availability due to a 30-day programmed maintenance stoppage at the Camaçari Unit. Taking this into account, 1Q07 operating rate was of 85.7%, 7.9% above 4Q06, when it was affected by tests to improve the plants efficiency and the quality of the products, also adjusting production to the lower demand, positively impacting the inventories level.


Operating Rate
92.4%
77.8%
85.7%
1Q06
4Q06
1Q07

* considers the [illegible] kt/year production capacity from 07/11/06 on

Besides the lower capacity availability of the quarter, 1Q07 production was also affected by operating problems at the Maua Unit as a result of energy interruption at the begininning of the year, which affected all the industries of the region, besides some punctual problems in raw material supply to the unit, which resulted in a total production loss equivalent to 6 days.

Excluding the effect of the 6-day stoppage loss of Mauá, the average occupation rate of the production capacity of our units in the 1Q07 would be equal to 89.0%.

SALES


'000 tons
132
135
-2,9%
131
-4,8%
-2,3%
107
102
100
1Q06
4Q06
1Q07
Domestic Sales
Exports

The Company's total polypropylene sales in the 1Q07 were of 131.1 thousand tons, representing a light 0.9% fall as regards the volume sold in the 1Q06 and a retreat of 2.9% as regards the 4Q06.

In the domestic market, the sales totalized 99.8 thousand tons in the 1Q07, volume 2.3% lower than the one sold in the 4Q06, as part of 1Q07 volume was dislocated to the 2Q07. If this hadn't occurred, the domestic market volume would have been higher than in 4Q06 and total 1Q07 sales would be very similar to the one of 4Q06. Despite the greater competition from imported products in 1Q07. Compared to the 1Q06, the domestic sales had a 6.6% fall, since the demand at that period was higher, partly due to the movements of recomposition of inventories of transformers, which at the time faced a weak period of purchases. However, comparing to the 1Q06, the smaller volume of domestic sales in the 1Q07 was largely compensated by the better domestic prices and the greater level of exports in attractive commercial conditions.

The sector distribution of our sales continued, in the 1Q07, to show a special performance for the sectors of packages for the food, consumer goods, automobile, cosmetics / pharmaceutical and electro-electronic industries. It is worthy to mention also the good performance of the agribusiness and civil construction industries, already reflecting positive impacts resulting from the government incentive programs, such as the expansion of agriculture credit and IPI tax reduction for some products.


Exports Destination 1Q07
Europe
6%
Others
3%
Asia
15%
South
America
56%
Africa
20%

The international sales of the Company were of 31.3 thousand tons in the quarter, representing 23.9% of the total sales in the period. This volume was 23.0% higher than the one sold in the 1Q06 as a result of the better commercial conditions currently in force in the international market. As regards the 4Q06, despite the 4.8% volume reduction, we improved our export sales mix, increasing exports to South America thanks to business opportunities resulting from the temporary restrictions on the operation of some local producers. As a result thereof, our exports were concentrated to this region, one of our focuses in terms of international sales, because of the better levels of profitability it shows, representing 56% of the volume exported in this quarter.

SUZANO

SALE PRICES

The maintenance of good levels of local and international demand contributed to keep the prices levels observed during 2H06. This scenario contributed, in average, to improve the industry profitability, since the international price levels of raw material were lower than the ones in the 4Q06, following the behavior of the oil prices.



Evolution of PP Prices
1,800
1,600
1,400
1,200
1,000
1Q06
2Q06
3Q06
4Q06
1Q07
— PP Asia
— SZPQ DM (Net Rev/ ton)
— PP EUA Export
— Europe Domestic

Our average unitary net revenue in Reais assessed in the domestic market in the 1Q07 was 4.8% lower than the one of 4Q06, but 9.3% higher as regards the 1Q06. When measured in Dollars, the unitary net revenue registered in the domestic market in the 1Q07 was only 2.5% lower than the one in the 4Q06, confirming the continuity of our strategy to keep the prices reasonably aligned to the last quarter despite the pressure of the imported products in the period. Further more, prices were 13.3% higher than in 1Q06, confirming the strong recovery starting from the 2H06.

The unitary net revenue assessed in the international market in the 1Q07, when expressed in Reais, presented a light fall of 1.1% comparing to the 4Q06, but was 8.7% higher than the unitary net revenue registered in the 1Q06. When expressed in Dollars, we verify an 1.4% increase in the unitary net revenue of exports comparing to the 4Q06, with an important contribution from greater sales to South America countries, where better sales prices are obtained, and further 12.7% above when compared to the unitary net revenue from exports in the 1Q06, as a result of a better sector outlook in the international market.

NET OPERATING REVENUE



R$ million
413
473
441
-6.8%
-5.8%
-7.0%
349
383
357
1Q06
4Q06
1Q07
■ Domestic Sales
□ Exports

The net operating revenue totaled R$ 441.4 million, 7.0% higher than the one assessed in the 1Q06, resulting chiefly from the 7.9% increase of the unitary net revenue, following the much more positive scenario for the sector in the 1Q07 when compared to the 1Q06, despite the 0.9% fall in the total sales volume of the 1Q07. As regards the 4Q06, the net operating revenue expressed in Reais presented a 6.8% reduction, due to the effect related to the 2.9% decrease in the sales volume with a 4.0% fall of the unitary net revenue in Reais.

When expressed in Dollars, the net revenue of the 1Q07 presented a significant high of 10.9% as regards the 1Q06, resulting from the strong recovery of 11.9% of the prices in Dollar between the quarters, neutralizing the results of a slightly lower sales volume. Further in Dollars, the net revenue of the 1Q07 compared to the 4Q06 recorded a retreat of 4.5%, resulting both from the sales volume 2.9% lower and the price in Dollars 1.6% lower than the prior quarter.

The net operating revenue resulting from the volume sold in the domestic market in the 1Q07 was of R$ 356.6 million, 2.1% higher than in the 1Q06, since the 9.3% increase of the unitary net revenue overwhelmingly compensated the 6.6% reduction in the domestic sales volume. Analogically, when expressed in Dollars, the net revenue in the domestic market was 5.8% higher than in 1Q06, as a result of the 13.3% higher prices in Dollars in the period. When compared to the 4Q06, the net operating revenue assessed in the domestic market in the 1Q07 and in Reais was 7.0% lower, because between these periods we note a light retreat of 2.3% in the sales and further a unitary net revenue 4.8% lower in the domestic market. Considering the exchange variation between the periods, the net revenue in the domestic market, verified in the 1Q07 and expressed in Dollars, was only 4.7% lower than the 4Q06.

The net revenue resulting from the sales to the international market was of R$ 84.7 million, 33.7% higher than the same period of 2006. This increase was a result of the strong increase of 23.0% in the volume sold associated to the 8.7% high in the unitary net revenue, according to the substantial improvement of the resin market scenario, both as regards the demand and, as a consequence, international prices. In Dollars, the increase of the net revenue from exports is even more expressive, of 38.6%. As regards the 4Q06, the revenues from exports in Reais was 5.8% lower, resulting from the light reduction of 1.1% in the unitary net revenue from exports in Reais associated to the retraction of 4.8% in the volume sold. When expressed in Dollars, the unitary net revenue from exports is only 3.5% lower than the 4Q06, with a 1.4% high in the exports prices in Dollars partially neutralizing the fall in sales volume between the periods.



Other Inputs 8%
Depreciation 5%
Labor 5%
Energy 1%
Others 3%
Main Input 78%

COST OF GOODS SOLD

The cost of goods sold (COGS) in the 1Q07 was of R$ 349.8 million, with a 8.6% reduction as regards the 4Q06, despite the reduction in the volume sold was of only 2.9% between the periods. The same behavior was noted as regards the 1Q06, recording a 5.8% fall in the COGS comparing to a retreat of only 0.9% in sales between the periods.

For both cases, the explanation, besides the reduction in the volume sold, was chiefly the lower petrochemical raw material quotations at the end of last year.

The unitary COGS of the 1Q07 was of R$ 2,669/t, a 5.9% and 5.0% fall as regards, respectively, the 4Q06 and the 1Q06. The unitary COGS measured in Dollars in the quarter was of US$ 1,272/t, 3.6% lower than the 4Q06 and 1.5% lower than the one in the 1Q06.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

The total sales, general, and administrative expenses (SG&A) were of R$ 45.8 million in the 1Q07, 4.6% lower than the ones verified in the 4Q06, as a result, mainly, of the 41.7% decrease of the general and administrative expenses, neutralizing the 18.5% increase in the sales expenses verified in the periods.

Excluding the nonrecurring effects verified in the 1Q07 and 4Q06, being worth highlighting the organizational restructure in 4Q06 and the reversion of the provision of bonus payment in 1Q07, there was a 5.4% reduction in the general and administrative expenses between the periods, confirming the gains resulting from the strong discipline of the Company in the management of expenses. Considering the inflation measured by IPCA in 1Q07, of 1.26%, there was a productivity gain of roughly 6.7%. The 18.5% increase of the sales expenses from 4Q06 to 1Q07 was due mainly to the adjustment in the provision for doubtful accounts with the purpose of better reflecting the actual situation of our clients' receivables. If we exclude such effect, 1Q07 selling expenses were just 4.5% higher than in 4Q06.

Concerning the 1Q06, it was also verified an 1.9% decrease in the SG&A, as a result of a 30.4% fall in general and administrative expenses, which annulled the impact of the 12.1% increase of sales expenses. Excluding the nonrecurring effects in 1Q07, the reduction in general and administrative expenses was of 11.6%, also an effect of such higher discipline in the expenses management. On the other hand, sales expenses showed a 12.1% increase as regards 1Q06, resulting chiefly from the increase of expenses with freight for the external market, associated to a 23.0% increase in the Company's exports, and also connected to the increase of the provision for doubtful accounts already mentioned.

EBITDA


In R$ million and%
15.7%
12.6%
6.0%
8.5%
8.1%
3.1%
4.2%
11.8%
13.8%
15.5%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
2004
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The operating cash generation of the Company as measured by the Ebitda reached R$ 68.5 million in the 1Q07, thanks to the strong managerial adjustment promoted by the Company as from 2H06, supported by the favorable outlook in the petrochemical industry. Such result rendered possible to keep the course of recovering the profitability started in the 3Q06 and was the highest figure since the 4Q04, both in absolute terms and of Ebitda margin, that reached 15.5% in the period. The Ebitda in the 1Q07 was 439.6% higher than the one verified in the 1Q06, when the industry experienced repressed selling price conditions, but those of input were high, and 5.0% higher than in the 4Q06. The Parent Company's Ebitda margin of 15.5% in the 1Q07 was 12.4 p.p. higher than that verified in the 1Q06, and 1.7 p.p. above that verified in the 4Q06.

Ebitda per ton reached R$ 522, also the highest since the 4Q04, besides having been 444.4% and 8.2% higher than the levels observed in the 1Q06 and in the 4Q06, confirming the strong and consistent recovery of the Company's profitability. Measured in Dollars, 1Q07 Ebitda per ton reached US$ 249, 464.3% and 1.8% higher than 1Q06 and 4Q06, respectively.

FINANCIAL RESULT AND DEBT

On March 31, 2007, the total gross indebtedness (considering both principal and interests) of Suzano Petroquímica was of R$ 1,270.0 million, 2.4% higher than the R$ 1,240.4 million on December 31, 2006. The debt keeps concentrated in the long term, with a total of 84.7% of their due dates. The Company's net indebtedness had a 1.4% decrease, reaching R$ 887.5 million on March 31, 2007, due mainly to the company's increase in cash generation.

Exposure per Term (%)


88.0%
12.0%
86.8%
13.2%
84.7%
15.3%
1Q06
4Q06
1Q07
Short Term
Long Term

Exposure per Currency (%)


69.7%
30.3%
68.9%
31.1%
69.0%
31.0%
1Q06
4Q06
1Q07
R$
US$

Exposure per Index (%)


4%
26%
44%
27%
3%
22%
46%
28%
5%
24%
44%
27%
1Q06
4Q06
1Q07
CDI
Libor
Fixed (US$)
TJLP

In the 1Q07, the Parent Company's net financial result was positive in R$ 9.4 million – good part of which was benefited by the 4.3% increase showed by the Brazilian Real currency between December 2006 and March 2007, which generated a positive exchange variation on the contracted debt of R$ 35.8 million, besides a financial revenue of R$ 4.4 million resulting from financial investments, classified below the item "others". The financial expenses concerning the payment of interests on the debt was of R$ 27.9 million, making up the financial result according to the chart below:

Financial Result (R$ million)	1Q07	4Q06	1Q06
Financial Expenses	**5.1**	**(23.8)**	**6.9**
Interests (ACC/ Loans)	(27.9)	(26.9)	(31.0)
Adjustment for Inflation	-	(0.1)	(0.5)
Exchange Rate Variation	35.8	10.8	49.2
Banks/ CPMF tax/ IOF tax	(1.3)	(4.9)	(6.6)
Others	(1.5)	(2.7)	(4.2)
Financial Revenues	**4.3**	**6.1**	**11.0**
Interests from Temporary Cash Investments	4.4	6.0	11.0
Adjustment for Inflation	-	0.1	-
Exchange Rate	(0.1)	-	-
Net Financial Result	**9.4**	**(17.7)**	**17.9**

Additionally, the Company obtained revenues from temporary cash investments in the amount of R$ 2.9 million in 1Q07, derived from its subsidiary SPQ Investimentos e Participações, registered in the Parent Company's result through equity.

According to the debt amortization schedule aside, on March 31, 2007 the average term of due date was of 4.81 years. The average cost of debt in the 1Q07 was of US$ + 6.82%, stable if compared to the 4Q06.

Debt Amortization Schedule (US$ Million)


54
54
59
59
77
84
66
22
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Net Indebtness / (Ebitda+Dividends)

The *pro forma* Parent Company's Net Indebtedness/(EBITDA + dividends) ratio, already considering the cash received as first installment for the sale of Politeno and the share positions, held by the Company and controlled companies and assigned for future sale, presented a drastic reduction, decreasing from 7.1x in mid 2006 to 4.0 already at the end of 1Q07. The Company's financial deleveraging shall continue along 2007, counting for such purpose with the expectation of keeping good levels of Ebitda generation, replacing weaker previous quarters in the analysis of the last 12 months, and a potential second payment for Politeno's sale in 4Q07.


Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
5.5
4.0
06.30.06
09.30.06
12.31.06
03.31.07

NET PROFIT

The continuity of our result recovery movement contributed to the achievement, in the 1Q07, of a net profit of R$ 54.6 million, the highest quarterly result of the last 4 years, and 463.6% higher than verified in the 4Q06, even considering the recurring accounting of the R$ 13.0 million goodwill amortization in the quarter. Such result was possible due to the Company's good level of operating result, associated to the positive contribution of R$ 9.4 million of financial result, which had a strong impact by the Real appreciation, and also because an equity accounting in the amount of R$ 28.7 million was registered, due to the result recovery mainly by Riopol and also by Petroflex. It is worth noticing that the Politeno's sale earn-out formula accounting contribution amount had a R$ 15.7 million positive impact on the equity.

INVESTMENTS


Capex
R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
5.3
16.0
15.4
24.4
32.9
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The Company's investments were of R$ 32.9 million in the 1Q07, of which 87.5% were assigned to expand the polypropylene production capacity, and the remaining to perform maintenance on production equipment and other investments, according to the accrual basis criteria.

The Company is carrying out a plan to increase the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The start-up schedule of the new capacities was not changed since it was disclosed in the 4Q06, with the following steps: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's unit, which shall be completed in the 3rd quarter 2007; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year, foreseen for the 2Q08. The disbursement schedule updated until 1Q07 is shown below.

The total amount estimated for the projects of expanding the capacity and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 126.9 million, and the projects mentioned above count on defined fund sources, financed by the International Finance Corporation-IFC and also by BNDES.

US$ million	Until 1T07	2007	2008	Total
Capex Projects	45.8	56.1	25.0	126.9
SeaTerminal	7.8	9.8	0.0	17.6
Expansions	38.0	46.3	25.0	109.3

CAPITAL MARKETS

The average daily financial volume of Suzano Petroquímica's (SZPQ4) preferred share negotiated at Bovespa in the 1Q07 reached R$ 1.6 million, showing a 6.3% increase as regards the 4Q06, which is also the effect of the market perception of the Company's recovery path. The Bovespa index showed in the 1Q07 an average daily financial volume 30.8% higher than the one verified in the 4Q06, impacted chiefly by the amount of primary offers that took place in the beginning of the year.

The Suzano Petroquímica's preferred share negotiated at Bovespa closed the quarter quoted in R$ 4.57/share, showing a 16.6% valorization compared to the end of 2006, while the weighted index of the petrochemical industry increased 5.6% and the Bovespa Index showed a positive variation of 3% in the same period, confirming the consistent recovery of the Company's shares appreciation.

Average Daily Volume - SZPQ4 (R$ 000/day)


2,624
1,753
908
1,463
1,555
1Q06
2Q06
3Q06
4Q6
1Q07

SUZANO

Information on the Share	mar/31/07
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Value	
R$ million	1,036.0
US$ million	505.3

* Sources: Suzano Petroquímica / Economática


SZPQ4 Performance x Ibovespa
Basis: Jan 2004 = 100
300
250
200
150
100
50
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
206
156
109
Suzano Petroquímica
Ibov
Petrochemical Sector

EXPECTATIONS FOR THE POLYPROPYLENE BUSINESS

The 1Q07 was benefited by a very stable demand in the international market, condition that greatly contributed to keep good levels of resin prices. Associated with such more stable scenario, lower prices in petrochemical raw materials were observed, which helped to increase the operating margins.

As to the business performance in the following months, we can say that it will strongly depend on the demand behavior, a variable that has been reasonably consistent both in the international market and locally. The demand in the global market has shown important signs of recovery, already reflected in increases in international quotations of polypropylene. There is a quite tight polypropylene supply perspective for the following months, also driven by the European crackers maintenance season, which may contribute to the consolidation of high levels of resin prices, due to the probable tighter supply/demand scenario.

Following the business seasonality in Brazil, the next months shall also present a stronger demand, what, together favorable international market, leads to good business perspectives locally as well. However, it will be necessary to follow the evolution of polypropylene imports, which may remain in higher levels due to the over-appreciated Real. Yet, our sales competitiveness will be based on the services offered to our clients, such as technical assistance, development of products in partnership with them, adequate and differentiated logistics.

Today there is a trend of increase in the quotation of petrochemical raw materials such as naphta and propylene, impacted by the proximity of the American driving season, as increase of gasoline demand reduces the availability of such inputs. On the other hand, a stronger market scenario may help the continuity of good margins for the business, even with the potentially higher raw material prices.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY FOR SUSTAINABLE DEVELOPMENT

On March, 12 was launched, at Fiesp (the São Paulo Industries Federation), the Plastics Program of Local Productive Arrangements (APL) of the Great ABC, an articulation of Suzano Petroquímica together with other actors of the region – City Halls, other Companies of the Capuava Petrochemical Pole, Educational Entities, Unions, in an alliance with SEBRAE-SP, FIESP, IFC-World Bank and the Agency for Economic Development of the Great ABC. The project aims at enhancing the competitiveness and the growth of the micro, small and medium industry of transformation of the region, seeking the economic and social development of the great ABC. There are some 500 transforming industries in the region, which employ about 15 thousand workers, number that might double if these same companies become able to absorb the additional resin offer from de ongoing or foreseen capacity increases of the Capuava Pole, as the one of our Mauá Unit.

Besides that, on April 24 the AGIR-Mauá program of separate collection was launched, satellite of the Plastic APL, different from the other regional initiatives because of the source splitting model and the constant environmental education of the related audiences. The program will also work in the modernization and enabling process of the Working Cooperative of the Recycling Professionals of Mauá – Cooperma, with which we maintain a strong partnership.

The Camaçari Unit has done in November and repeated on April an operating test with a new catalyst. The test has been successful and will render improvements in the production process, which will considerably reduce the catalytic residue and liquid effluent generation.

SUZANO PETROQUÍMICA CONSOLIDATED

SUMMARY OF THE PRO FORMA CONSOLIDATED RESULT

Indexes Summary (R$ million)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Net revenue	630.5	474.7	32.8%	622.6	1.3%
Gross Profit	126.2	47.4	166.4%	120.6	4.7%
Gross Margin	*20.0%*	*10.0%*	*+ 10 p.p.*	*19.4%*	*+ 0.6 p.p*
Ebitda	99.4	14.6	580.9%	90.1	10.4%
Ebitda Margin	*15.8%*	*3.1%*	*+ 12.7 p.p*	*14.5%*	*+ 1.3 p.p.*

Production (000 t)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Riopol[1]	105,9	52,5	-	109,[illegible]	-3,6%
Petroflex	76,7	75,8	1,2%	86,2	-11,0%

1- The 52.5 thousand tons production of 1Q06 referred to the pre-operating phase, which started on November, 2005 and finished on March 31, 2006

Saless (000 t)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Riopol[1]	115.0	40.5	-	94.7	21.4%
MI	63.2	31.7	-	47.5	33.1%
ME	51.8	8.8	-	47.3	9.7%
Petroflex	82.3	79.2	3.9%	83.9	-1.9%
MI	58.9	50.2	17.2%	56.2	4.7%
ME	23.5	29.0	-19.0%	27.7	-15.2%

1 – From January to March 2006 40.5 thousand tons of polyethylene were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

A The domestic demand of polyethylene in the 1Q07 was aligned with the one in the 1Q06, but with a 3.5% increase of the domestic sales by local producers to the detriment of the imports, which presented a 11.2% retreat between these periods. As regards the 4Q06, the domestic demand of polyethylene grew 9.1% and was basically supplied by the 12.0% increase of sales by local producers, which still dislocated 3.8% of imports. Taking advantage of the good commercial conditions in force in the external market, the volume exported by local producers of polyethylene grew 9.2% as regards the 4Q06.

Riopol presented a production of 105.9 thousand tons of polyethylene, 3.6% lower than the one verified in the previous quarter due mainly to non-planned stoppages occurred during this period, resulting in an average rate of occupation of the installed capacity of 78.5% in the quarter. However, Riopol continued advancing in its learning curve in the period and have already reached an average capacity usage rate of 94% in the month of March.

The total sales of polyethylene of Riopol reached 115.0 thousand tons in the quarter, which represented a 21.4% increase as regards the 4Q06, contributing to adjust the company's level of inventories. 55.0% of the total sales were sold in the internal market and the remaining was exported. The sales to the domestic market presented a growth of 33.1% as regards the 4Q06, confirming the progressive accommodation of the products of Riopol in the Brazilian market.

The result of Riopol in the 1Q06 was registered in the deferred assets of the company, since the company was still at the pre-operating stage and, therefore, the results verified in the 1Q07 are not comparable to that one. Only starting from the 2Q06, the results are being registered in the company's income statement and in our consolidated result, proportionally to our participation.

Petroflex

We verified in the period a resume of the demand in the domestic market of elastomers, resulting mainly from the good moment of the Brazilian automotive and agriculture industries.

Aiming to take advantage of this favorable scenario, Petroflex oriented the greatest part of its sales to the internal market, which increased 4.7% and 17.2% as regards the 4Q06 and the 1Q06, respectively. As a result thereof, the exports presented a 15.2% fall as regards the 4Q06 and a 19.0% fall when compared to the 1Q06.

As a result of the planned stoppages for maintenance of the Cabo and Duque plants, the production in the 1Q07 was of 76.7 thousand tons of elastomers, 1.2% above compared to 1Q06 and 11.0% lower than the one obtained in the 4Q06. These stoppages, together with the capacity increase of Cabo in 20 thousand tons in January 2007, were responsible for the operating rate of 69.1% in the quarter, lower than the levels recorded in the 4Q06 and 1Q06, of 82.2% and 73.6%, respectively.

The company continued its strategy of focusing the sales of products with greater added value, having as a result that the special elastomers and performance elastomers answered for 28% of the total sales in this quarter.

NET OPERATING REVENUE

In the 1Q07, the consolidated net operating revenue was of R$ 630.5 million, 1.3% above the one verified in the 4Q06, mainly as a function of the 17.2% increase of the net revenue of Riopol, compensating the lower revenues obtained by the Parent Company and Petroflex. The consolidated net turnover presented a growth of 32.8% as regards the 1Q06, due chiefly to the non-accounting of the Riopol's result in that quarter for its pre-operating stage.

Net Revenues					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q(	4Q06	Δ% 1Q07/4Q0
Suzano Petroquímica Parent Company	**441.4**	**412.6**	**7.0%**	**473.5**	**- 6.8%**
Riopol[1]	129.0	-	-	110.1	17.2%
Petroflex[1]	70.1	62.1	13.0%	73.4	- 4.5%
Offsets[3]	**(10.1)**	**-**	**-**	**(34.4)**	**-**
Suzano Petroquímica Consolidated[2]	**630.5**	**474.7**	**32.8%**	**622.6**	**1.3%**

1 - Participation of Suzano Petroquimica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of balance consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded. Starting from the 1Q07, the offset of transactions among companies started to be done on a quarterly basis.

Riopol: in the quarter the net revenue was of R$ 387.1 million, representing an 17.2% increase comparing to the net revenue of the 4Q06, due to the sold volume 21.4% higher, which overwhelmingly compensated the reduction of 1.5% in the unitary net revenue of polyethylene, in Reais, between the periods. From the total net revenue, 89.6% were originated from the sale of polyethylene and the remaining from the sale of by-products (propylene, hydrogen and pyrolysis gasoline).

Riopol answered for 18.9% of the consolidated net revenue in the 1Q07.

Petroflex: the net operating revenue of Petroflex in the 1Q07 was of R$ 348.6 million, presenting a 4.5% reduction comparing to the revenue of the 4Q06, as a result from both the reduction of 1.9% of total sales and an unitary net revenue 2.7% lower. As regards the 1Q06, the net revenue grew 13.0%, a result from the 3.9% increase in the

SUZANO

volume sold together with the recovery in the sales prices, fostered by greater sales to the domestic market, which made possible a growth of 8.8% in the unitary net revenue in Reais.

Petroflex answered by 11.1% of the consolidated net revenue in the 1Q07.

COST OF GOODS SOLD (COGS)

The consolidated cost of goods sold (COGS), of R$ 504.2 million in the 1Q07, remained the same as the one in the 4Q06, since the impact of increase of sales costs of Riopol and the adequate allocation of the transactions between companies since the 1Q07, specially the sale of propylene by Riopol to the Company, was diminished by the reduction of the Parent Company's COGS. As regards the 1Q06, the consolidated COGS was 18.0% higher, since in that quarter the cost of products sold by Riopol was still being deferred, in view of this pre-operating stage.

Cost of Goods Sold (COGS)					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q0	4Q06	Δ% 1Q07/4Q0
Suzano Petroquímica Parent Company	**349.8**	**371.2**	**- 5.8%**	**382.8**	**-8.6%**
Riopol[1]	104.2	-	-	89.1	16.9%
Petroflex[1,4]	60.3	56.1	7.6%	64.5	-6.5%
Offsets[3]	**(10.1)**	**-**	**-**	**(34.4)**	**-**
Suzano Petroquímica Consolidated[2]	**504.2**	**427.3**	**18.0%**	**502.0**	**0.4%**

1 - 1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of balance consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded. Starting from the 1Q07, the offset of transactions among companies started to be done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the COGS. As Suzano Petroquimica does not use this accounting system, the Company made an adjustment to eliminate its effect, and for that reason the values of COGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.



Evolution of Mont Belvieu Ethane and Propane prices
jan 05 = 100
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
ethane
propane

Riopol: the COGS verified in the 1Q07 was of R$ 312.7 million, 16.9% above the one verified in the 4Q06 basically as a result of the 21.4% increase in the volume sold, since the variable part of the COGS presented a reduction of 2.7% between the quarters, resulting mainly from the retreat in the raw materials costs registered by Riopol. 80% of the COGS of the 1Q07 results from variable costs of production (raw material, catalysts, utilities and others), 13% refer to depreciation and amortization and 7% fixed costs. The operating improvement of Riopol, reaching more efficiency in the transformation of its raw materials in polyethylene, together with the accounting of a lower cost of raw materials, reflected in a COGS per ton of polyethylene produced 3.7% lower as regards the 4Q06. The average prices of Mont Belvieu* ethane, presented a reduction of 4.4% as regards the 4Q06, while propane registered a 1.8% raise, using the same reference, as shown in the chart.

Petroflex: the COGS[4] of Petroflex in the 1Q07 was of R$ 299.9 million, 7.6% above the one verified in the 1Q06 due chiefly to the sales volume 3.9% higher and variable cost 9.0% higher, resulting from higher prices in Reais of the main raw materials used by the company. As regards the 4Q06, COGS presented a reduction of 6.5%, as a result of a 1.9% reduction in the sales volume between the periods and lower costs, in Reais, of the raw materials used by Petroflex, reflecting in a unitary COGS 4.7% lower.

SUZANO

SALES, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

The consolidated sales, general and administrative expenses were of R$ 64.3 million in the 1Q07, 2.4% lower than in 4Q06, and 22.5% higher when compared to the 1Q06, chiefly as a result of the accounting of expenses of Riopol, since they started to be accounted starting from April 2006.

Riopol: in the 1Q07 the SG&A of Riopol reached R$ 41.3 million, an increase of 8.2% as regards the ones verified in the 4Q06, due chiefly to sales expenses 10.8% higher due to the greater volume sold in the period. The administrative expenses of the 1Q07 remained the same as in 4Q06.

76% of the SG&A recorded in the 1Q07 were expenses with sales and 24% general and administrative expenses

Petroflex: the SG&A of the company reached R$ 22.0 million in the 1Q07, 11.8% lower than the one verified in the 1Q06, due basically to the 9.2% fall in the sales expenses resulting from lower expenses with freight and a 15.3% fall in general and administrative expenses, resulting from an expenses reduction program applied by Petroflex during the year 2006. When compared to the 4Q06, the SG&A presented a reduction of 26.5% in 1Q07, chiefly due to the payment of indemnifications in 4Q06.

EBITDA



13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
15.8%
66.8
37.2
48.6
37.2
14.6
15.5
73.1
90.1
99.4
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The consolidated Ebitda in the 1Q07 reached R$ 99.4 million, 580.9% above the one verified in the 1Q06, influenced by the strong high of both the cash generation of the Parent Company and of Riopol, which still was not accounted at that quarter.

The consolidated Ebitda in the 1Q07 was 10.4% higher than the one verified in the 4Q06, reinforcing the consistent and consecutive recovery path of the Parent Company's and Riopol's cash generation which, since the last has presented significant improvement in its operating efficicency, obtained through the advance of its learning curve. In the 1Q07, 24.8% of the consolidated Ebitda of Suzano Petroquímica arose from the Riopol's contribution.

Considering the last four quarters, the consolidated Ebitda of Suzano Petroquímica presented an average growth of about 85% per quarter, reinforcing the strong recovery curve of the Company's results.

The consolidated Ebitda margin in the 1Q07 reached 15.8%, representing a growth of 12.7 p.p. as compared to the 1Q06, influenced chiefly by the better results of the Parent Company and Riopol. When compared to the 4Q06, we verified a high of 1.3 p.p..

EBITDA					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Suzano Petroquímica Parent Company	**68.5**	**12.7**	**439.6%**	**65.2**	**5.0%**
Riopol[1]	24.6	-	-	19.0	29.8%
Petroflex[1]	6.6	2.6	149.6%	5.0	31.8%
Other consolidated revenue/ expenses[3]	**(0.3)**	**(0.7)**	**-**	**0.9**	**-**
Suzano Petroquímica Consolidated[2]	**99.4**	**14.6**	**580.9%**	**90.1**	**10.4%**

1 – Participation of Suzano Petroquimica of 33.33% in Riopol and 20.12% in Petroflex

2 - Pro forma consolidation considering for all the periods mentioned, the 100% participation in Polibrasil, consolidated with the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

3 – These reflect the consolidated operating revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the company's Ebitda in the 1Q07 was of R$ 73.9 million, presenting an increase of 29.8% as regards the 4Q06, as a result, basically, from greater gross income. The Ebitda margin presented a growth of 1.8 p.p. as regards the 4Q06, reflecting the continuous increase of the company's operating efficiency. Since the 3Q06 Riopol presented an average quarterly growth of Ebitda of 180%, as shown in the chart aside.

Petroflex: the Ebitda reached by the company in the 1Q07 was of R$ 32.6 million, 149.6% above the one verified in the 1Q06 due basically to the increase of 61.8% in the gross income. As regards the 4Q06, the Ebitda increased 31.8%, as a result of the gross income 8.0% higher, together with a reduction of 12.0% in the operating expenses. As a result thereof, Petroflex also presented a recovery in its Ebitda margin, reaching 9.3% in the 1Q07, compared to a 6.8% margin verified in the 4Q06 and a 4.2% margin in the 1Q06.


EBITDA (R$ Million)
EBITDA Margin
19.1%
17.3%
6.6%
-7.3%
73.9
57.0
22.7
-20.6
3Q06
4Q06
1Q07

FINANCIAL RESULT AND INDEBTNESS

In the 1Q07, Suzano Petroquímica presented a positive consolidated net financial result of R$ 12.0 million, as a result from the positive contribution of the Real appreciation of 4.3% in the period, generating a positive net financial result in the Parent Company, since 69% of the Company's indebtedness was recorded in dollars. Besides that, the Real appreciation made the interests expenses of Riopol be compensated by the revenues resulting from the exchange variation in the period.

The Company's consolidated gross indebtedness (considering principal and interests) on Mar 31, 2007 was of R$ 1.956.8 million, 1.2% higher than in Dec 12, 2006. On the other hand, the net indebtedness was 2.0% lower, totalizing R$ 1.597.6 million at the end of the 1Q07, a result of the 18.1% increase in cash and cash equivalents, arising from the consolidation of the greater levels of cash generation in the Parent Company and Riopol.


Net Indebtness / Ebitda
Consolidated *Pro Forma*
13.2
11.4
8.1
5.5
06.30.06
09.30.06
12.31.06
03.31.07

Net Indebtedness / EBITDA

Starting from the *pro forma* Consolidated Financial Statements, we verify a continuous and consistent movement of leverage reduction, with allowed the Net Indebtedness / EBITDA ratio to present a 7.7 p.p. fall since June 2006, coming from 13.2x to 5.5x at the end of the 1Q07. Such reduction results from the combination of the effect of the increase of the *pro forma* consolidated Ebitda accumulated in the last 12 months, a result chiefly from the greater contributions of the Ebitda consolidation by the Parent Company and Riopol. This leverage reduction process shall be kept in the next periods, with the expectation of maintenance of the good levels of cash generation of the Parent Company, with the consistent progress of the Riopol's operation and the probable payment of the second installment for Politeno's sale. It is worthy to stress that both the indebtedness of the Parent Company and Riopol are concentrated in the long-term, and there is no pressure to roll-over or compliance with the financial commitments, which are comfortably scheduled to the next years.

NET PROFIT

In the 1Q07, Suzano Petroquímica presented a consolidated net profit 463.3% higher than the one verified in the 4Q06, reaching R$ 54.6 million, even with acknowledgement of the recurring goodwill amortization of R$ 13.0 million in the quarter. This result was possible thanks to the good level of the operating result of the Company and its controlled companies Riopol and Petroflex, associated to the positive contribution of R$ 12.0 million of financial result, impacted by the Real appreciation, both in the Parent Company and in Riopol.


SUZANO
PETROQUÍMICA

Suzano Petroquímica Releases 1Q07 Results

Ebitda of R$ 68 million, 440% higher than 1Q06, and strong Ebitda Margin of 15.5% confirm another consecutive quarter of increasing profitability, with Net Profit of R$ 55 million

Conference Calls:
05.03.07

Portuguese: 10 a.m. NY (11 a.m. Brasília)

English: 11:30 a.m. NY (12:30 Brasília)

Investor Relations:+ 55 11 3583-5827/5856/5886

szpq_ri@suzano.com.br

São Paulo, May 2, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), Latin American leader in the polypropylene production and with jointly control of important companies of the Brazilian petrochemical sector – Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as interests in Petroquímica União S.A. (PQU), releases today its 2007 first quarter results (1Q07).

Quarter Highlights

Strong cash generation and the highest Ebitda Margin since 4Q04, of 15.5%

Our operating cash generation of Suzano Petroquímica (Ebitda) reached R$ 68.5 million in the 1Q07, an increase of 439.6% as regards the 1Q06 and also 5.0% above the level reached in the 4Q06, when we had already presented a strong recovery in our results, especially in comparison with the performance in the 1H06.

The Ebitda Margin of the Parent Company was of 15.5%in the 1Q07, best result since the 4Q04, with an increase of 12.4 p.p. when compared to the 1Q06. It's now the third consecutive quarter of expansion of margins, confirming the Company's adjustment to a new sustainable profitability level.

This performance was primarily a result of lower raw materials cost accounted for in the period together with good levels of sales prices obtained with the maintenance of our policy of prioritizing profitability, focusing on the sale of higher value-added and greater performance resins. The Company's effort to control its expenses also contributed to this result.

Leverage remains in a strong decreasing curve

The deleveraging process continued strongly. Due to the significant recovery of the Ebitda started in the 3Q06, the Parent Company's Net Indebtedness/(Ebitda + Dividends) Ratio, which in June 2006 reached its maximum of 7.1x, was drastically and continuously reduced to 4.0x in March 2007.

Accordingly, the consolidated leverage presented also a strong decreasing curve, since there was also a strong cash generation recovery of Riopol and also Petroflex. The consolidated Net Indebtedness/Ebitda Ratio retreated consistently to 5.5 times in March 2007, comparing to the 13.2x peak reached in June. If we consider that Riopol's contribution in its two first operating quarters in 2006 still strongly reflected the beginning of its learning curve, the tendency is that the Consolidated deleveraging will continue in a steady pace .

R$ 54.6 million Net Profit in 1Q07, 464% higher than in 4Q06

Suzano Petroquímica's 1Q07 Net Profit reached R$ 54.6 million, substantially higher than the historical levels registered by the Company, a result of the good performance of our businesses, the important evolution of Riopol's performance, the positive financial result which took advantage of the Real appreciation, and still the positive accounting result of Politeno's sale earn-out formula. Further details in this respect can be found in the discussion throughout this release.

Riopol completes 1 year of operation with strong increasing results

Since April 2006, when Riopol took charge of the operations in its industrial unit, it has presented a consistent positive evolution of its results.

In the first quarter 2007, the company generated an Ebitda of R$ 73.9 million with a 19.1% margin, as a result of the continued progress in its learning curve, with increased rates of operating efficiency and greater operating stability, factors allied to a positive scenario of polyethylene prices and reduction in the levels of raw material costs.

See more details at the Suzano Petroquímica Consolidated section.

Petroflex also presents an important recovery in its 1Q07 results

1Q07 Petroflex's Ebitda of R$ 32.6 million was 149.6% higher than in 1Q06 and 31.8% higher than in 4Q06, with an Ebitda margin of 9.3% in the quarter, 5.1 p.p. e 2.5 p.p. above the margins recorded in 1Q06 and 4Q06, respectively. See more details at the Suzano Petroquímica Consolidated section.

Update of Politeno's Sale Earn-Out Formula

After 11 months out of the 18 months in which polyethylene spreads in the domestic market should be taken into account to determine Politeno's final value (according to the formula established when the company was sold last year against a initial payment), we have broadened our visibility of the effective average spread of the period and consequently our greater certainty of a second installment higher than initially expected. So being, we have adjusted the provision accounted for in our books at the time of the sale, which generated an additional R$ 15.7 million positive impact in the Parent Company's result, through equity.

<u>Special Characteristics of this Result Disclosure:</u>

With the taking over of Polibrasil's full control on September 1st, 2005 and its further incorporation by Suzano Petroquímica on November 30th of that same year, the Company had decided to discuss its results in *pro forma* basis, aiming to allow a better analysis of the business now held by Suzano Petroquímica and thus ensuring a better comparison with previous periods, and estimates of future results. However, since the 1Q06 all information from the Parent Company already fully reflects the effective activities of the Company. Since this document is prepared based on comparisons with periods after the 1Q06, including this one. As regards the Parent Company there is no need to discuss the results on *pro forma* basis.

The analysis of the Consolidated Suzano Petroquímica considers the Parent Company result, proportionally consolidating the participation that the Company holds in its jointly controlled companies, Riopol (33.33%) and Petroflex (20.12%). In view of the sale of the 33.9% share in the total capital of Politeno on April 4, 2006, the Consolidated results shall be discussed on *pro forma* basis, that is to say, disregarding the result related to the consolidation of Politeno in the 1Q06, aiming a better comparison. The performance of the companies of which Suzano Petroquímica has shared control is described in the analysis of the Consolidated Suzano Petroquímica.

All comparisons made regard the same periods of 2006 (1Q06), except when otherwise indicated.

SUZANO PETROQUÍMICA PARENT COMPANY

Sector Scenario and Economic Context

Continuing the more positive scenario for the petrochemical industry which started do be drawn in the 3Q06, the 1Q07 was characterized by good levels of local demand, making possible to keep reasonable sales prices, and lower costs of raw material, which contributed to increase the margins of the Company.

The favorable situation that prevailed for the international petrochemical industry allowed raises in resin prices during 1Q07, which were already in high levels, contributing to the building of good business opportunities both in the domestic and international markets.

Preliminary data by Coplast indicate an 8.3% high in the Brazilian domestic demand of polypropylene in the 1Q07 comparing to 4Q06. However, part of this increase was met by imports, motivated by a greater availability of resins for exports, a movement which is many times observed in the end of the fiscal year, aiming at inventories reduction, and yet by the Real appreciation, which increases the competitiveness of such transactions. In the 1Q07, the polypropylene imports represented 13.4% of the domestic demand, presenting a 20.0% growth as regards the volume imported in the 4Q06.

We continue to keep our profitability and competitiveness of our products, despite the greatest pressure caused by imports in the Brazilian polypropylene market, by offering to our clients technical assistance services, development of products and solutions jointly with clients, as well as logistics differentiated and adequate to the needs of each client.

Our main raw material, propylene, contributed positively to the result of the 1Q07 because in this quarter the average prices practiced at the end of 2006 were booked, and in that period the petrochemical inputs prices presented a retreat. During the 1Q07, the propylene prices were kept reasonably stable comparing to the closing of 2006, and only at the end of the quarter we started to note a light high in the prices of inputs to the petrochemical industry, aligned to the observed oil prices trend.

When comparing the average prices of the 1Q07 with those of the 4Q06, Europe naphtha presented a high of about 5%, while U.S. Gulf propylene and Europe ethylene fell, respectively, about 4% and 2%, following the falling path of oil prices, commodity which average prices declined about 4% in the same period.

Considering the petrochemical raw materials derived from natural gas, the Mont Belvieu ethane average price, USA basis, retreated 4.4% in the 1Q07 as regards the 4Q06, while both the propane using the same reference, and the natural gas raised 1.8% and 8.7%, respectively, when we compare the same periods. Considering Riopol's raw-material pricing criteria, average ethane and propane prices presented a fall in 1Q07 as regards 4Q06. Although, if we compare the 1Q07 closing to the 4Q06 closing price, Mont Belvieu ethane and propane raised 10.0% and 19.8%, respectively, as there was an increasing price behavior of such raw materials during the quarter.

PRODUCTION


'000 Tons
144
133
+3,4%
138
1Q06
4Q06
1Q07

In the 1Q07, the polypropylene production of Suzano Petroquímica was of 137.8 thousand tons, increasing 3.4% as regards the production of the 4Q06, against a 4.6% reduction in the volume produced when compared to the 1Q06.

The available installed capacity in 1Q07 was of 160.8 thousand tons, 6.1 below the normal availability due to a 30-day programmed maintenance stoppage at the Camaçari Unit. Taking this into account, 1Q07 operating rate was of 85.7%, 7.9% above 4Q06, when it was affected by tests to improve the plants efficiency and the quality of the products, also adjusting production to the lower demand, positively impacting the inventories level.


Operating Rate
92.4%
77.8%
85.7%
1Q06
4Q06
1Q07
* considers the 685 kt/year production capacity from 07/11/06 on

Besides the lower capacity availability of the quarter, 1Q07 production was also affected by operating problems at the Maua Unit as a result of energy interruption at the begininning of the year, which affected all the industries of the region, besides some punctual problems in raw material supply to the unit, which resulted in a total production loss equivalent to 6 days.

Excluding the effect of the 6-day stoppage loss of Mauá, the average occupation rate of the production capacity of our units in the 1Q07 would be equal to 89.0%.

SALES


'000 tons
132
135
-2,9%
131
-4,8%
107
102
-2,3%
100
1Q06
4Q06
1Q07
Domestic Sales
Exports

The Company's total polypropylene sales in the 1Q07 were of 131.1 thousand tons, representing a light 0.9% fall as regards the volume sold in the 1Q06 and a retreat of 2.9% as regards the 4Q06.

In the domestic market, the sales totalized 99.8 thousand tons in the 1Q07, volume 2.3% lower than the one sold in the 4Q06, as part of 1Q07 volume was dislocated to the 2Q07. If this hadn't occurred, the domestic market volume would have been higher than in 4Q06 and total 1Q07 sales would be very similar to the one of 4Q06. Despite the greater competition from imported products in 1Q07. Compared to the 1Q06, the domestic sales had a 6.6% fall, since the demand at that period was higher, partly due to the movements of recomposition of inventories of transformers, which at the time faced a weak period of purchases. However, comparing to the 1Q06, the smaller volume of domestic sales in the 1Q07 was largely compensated by the better domestic prices and the greater level of exports in attractive commercial conditions.

The sector distribution of our sales continued, in the 1Q07, to show a special performance for the sectors of packages for the food, consumer goods, automobile, cosmetics / pharmaceutical and electro-electronic industries. It is worthy to mention also the good performance of the agribusiness and civil construction industries, already reflecting positive impacts resulting from the government incentive programs, such as the expansion of agriculture credit and IPI tax reduction for some products.

Exports Destination 1Q07


Others
3%
Europe
6%
Asia
15%
South America
56%
Africa
20%

The international sales of the Company were of 31.3 thousand tons in the quarter, representing 23.9% of the total sales in the period. This volume was 23.0% higher than the one sold in the 1Q06 as a result of the better commercial conditions currently in force in the international market. As regards the 4Q06, despite the 4.8% volume reduction, we improved our export sales mix, increasing exports to South America thanks to business opportunities resulting from the temporary restrictions on the operation of some local producers. As a result thereof, our exports were concentrated to this region, one of our focuses in terms of international sales, because of the better levels of profitability it shows, representing 56% of the volume exported in this quarter.

SALE PRICES

The maintenance of good levels of local and international demand contributed to keep the prices levels observed during 2H06. This scenario contributed, in average, to improve the industry profitability, since the international price levels of raw material were lower than the ones in the 4Q06, following the behavior of the oil prices.


Evolution of PP Prices
1,800
1,600
1,400
1,200
1,000
1Q06
2Q06
3Q06
4Q06
1Q07
— PP Asia
— PP EUA Export
— SZPQ DM (Net Rev/ ton)
— Europe Domestic

Our average unitary net revenue in Reais assessed in the domestic market in the 1Q07 was 4.8% lower than the one of 4Q06, but 9.3% higher as regards the 1Q06. When measured in Dollars, the unitary net revenue registered in the domestic market in the 1Q07 was only 2.5% lower than the one in the 4Q06, confirming the continuity of our strategy to keep the prices reasonably aligned to the last quarter despite the pressure of the imported products in the period. Further more, prices were 13.3% higher than in 1Q06, confirming the strong recovery starting from the 2H06.

The unitary net revenue assessed in the international market in the 1Q07, when expressed in Reais, presented a light fall of 1.1% comparing to the 4Q06, but was 8.7% higher than the unitary net revenue registered in the 1Q06. When expressed in Dollars, we verify an 1.4% increase in the unitary net revenue of exports comparing to the 4Q06, with an important contribution from greater sales to South America countries, where better sales prices are obtained, and further 12.7% above when compared to the unitary net revenue from exports in the 1Q06, as a result of a better sector outlook in the international market.

NET OPERATING REVENUE


R$ million
413
473
441
-6.8%
-5.8%
-7.0%
349
383
357
1Q06
4Q06
1Q07
Domestic Sales
Exports

The net operating revenue totaled R$ 441.4 million, 7.0% higher than the one assessed in the 1Q06, resulting chiefly from the 7.9% increase of the unitary net revenue, following the much more positive scenario for the sector in the 1Q07 when compared to the 1Q06, despite the 0.9% fall in the total sales volume of the 1Q07. As regards the 4Q06, the net operating revenue expressed in Reais presented a 6.8% reduction, due to the effect related to the 2.9% decrease in the sales volume with a 4.0% fall of the unitary net revenue in Reais.

When expressed in Dollars, the net revenue of the 1Q07 presented a significant high of 10.9% as regards the 1Q06, resulting from the strong recovery of 11.9% of the prices in Dollar between the quarters, neutralizing the results of a slightly lower sales volume. Further in Dollars, the net revenue of the 1Q07 compared to the 4Q06 recorded a retreat of 4.5%, resulting both from the sales volume 2.9% lower and the price in Dollars 1.6% lower than the prior quarter.

The net operating revenue resulting from the volume sold in the domestic market in the 1Q07 was of R$ 356.6 million, 2.1% higher than in the 1Q06, since the 9.3% increase of the unitary net revenue overwhelmingly compensated the 6.6% reduction in the domestic sales volume. Analogically, when expressed in Dollars, the net revenue in the domestic market was 5.8% higher than in 1Q06, as a result of the 13.3% higher prices in Dollars in the period. When compared to the 4Q06, the net operating revenue assessed in the domestic market in the 1Q07 and in Reais was 7.0% lower, because between these periods we note a light retreat of 2.3% in the sales and further a unitary net revenue 4.8% lower in the domestic market. Considering the exchange variation between the periods, the net revenue in the domestic market, verified in the 1Q07 and expressed in Dollars, was only 4.7% lower than the 4Q06.

The net revenue resulting from the sales to the international market was of R$ 84.7 million, 33.7% higher than the same period of 2006. This increase was a result of the strong increase of 23.0% in the volume sold associated to the 8.7% high in the unitary net revenue, according to the substantial improvement of the resin market scenario, both as regards the demand and, as a consequence, international prices. In Dollars, the increase of the net revenue from exports is even more expressive, of 38.6%. As regards the 4Q06, the revenues from exports in Reais was 5.8% lower, resulting from the light reduction of 1.1% in the unitary net revenue from exports in Reais associated to the retraction of 4.8% in the volume sold. When expressed in Dollars, the unitary net revenue from exports is only 3.5% lower than the 4Q06, with a 1.4% high in the exports prices in Dollars partially neutralizing the fall in sales volume between the periods.


Other Inputs
8%
Depreciation
5%
Labor
5%
Energy
1%
Others
3%
Main Input
78%

COST OF GOODS SOLD

The cost of goods sold (COGS) in the 1Q07 was of R$ 349.8 million, with a 8.6% reduction as regards the 4Q06, despite the reduction in the volume sold was of only 2.9% between the periods. The same behavior was noted as regards the 1Q06, recording a 5.8% fall in the COGS comparing to a retreat of only 0.9% in sales between the periods. For both cases, the explanation, besides the reduction in the volume sold, was chiefly the lower petrochemical raw material quotations at the end of last year.

The unitary COGS of the 1Q07 was of R$ 2,669/t, a 5.9% and 5.0% fall as regards, respectively, the 4Q06 and the 1Q06. The unitary COGS measured in Dollars in the quarter was of US$ 1,272/t, 3.6% lower than the 4Q06 and 1.5% lower than the one in the 1Q06.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

The total sales, general, and administrative expenses (SG&A) were of R$ 45.8 million in the 1Q07, 4.6% lower than the ones verified in the 4Q06, as a result, mainly, of the 41.7% decrease of the general and administrative expenses, neutralizing the 18.5% increase in the sales expenses verified in the periods.

Excluding the nonrecurring effects verified in the 1Q07 and 4Q06, being worth highlighting the organizational restructure in 4Q06 and the reversion of the provision of bonus payment in 1Q07, there was a 5.4% reduction in the general and administrative expenses between the periods, confirming the gains resulting from the strong discipline of the Company in the management of expenses. Considering the inflation measured by IPCA in 1Q07, of 1.26%, there was a productivity gain of roughly 6.7%. The 18.5% increase of the sales expenses from 4Q06 to 1Q07 was due mainly to the adjustment in the provision for doubtful accounts with the purpose of better reflecting the actual situation of our clients' receivables. If we exclude such effect, 1Q07 selling expenses were just 4.5% higher than in 4Q06.

Concerning the 1Q06, it was also verified an 1.9% decrease in the SG&A, as a result of a 30.4% fall in general and administrative expenses, which annulled the impact of the 12.1% increase of sales expenses. Excluding the nonrecurring effects in 1Q07, the reduction in general and administrative expenses was of 11.6%, also an effect of such higher discipline in the expenses management. On the other hand, sales expenses showed a 12.1% increase as regards 1Q06, resulting chiefly from the increase of expenses with freight for the external market, associated to a 23.0% increase in the Company's exports, and also connected to the increase of the provision for doubtful accounts already mentioned.

EBITDA

In R$ million and%


15.7%
12.6%
6.0%
8.5%
8.1%
3.1%
4.2%
11.8%
13.8%
15.5%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
2004
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The operating cash generation of the Company as measured by the Ebitda reached R$ 68.5 million in the 1Q07, thanks to the strong managerial adjustment promoted by the Company as from 2H06, supported by the favorable outlook in the petrochemical industry. Such result rendered possible to keep the course of recovering the profitability started in the 3Q06 and was the highest figure since the 4Q04, both in absolute terms and of Ebitda margin, that reached 15.5% in the period. The Ebitda in the 1Q07 was 439.6% higher than the one verified in the 1Q06, when the industry experienced repressed selling price conditions, but those of input were high, and 5.0% higher than in the 4Q06. The Parent Company's Ebitda margin of 15.5% in the 1Q07 was 12.4 p.p. higher than that verified in the 1Q06, and 1.7 p.p. above that verified in the 4Q06.

Ebitda per ton reached R$ 522, also the highest since the 4Q04, besides having been 444.4% and 8.2% higher than the levels observed in the 1Q06 and in the 4Q06, confirming the strong and consistent recovery of the Company's profitability. Measured in Dollars, 1Q07 Ebitda per ton reached US$ 249, 464.3% and 1.8% higher than 1Q06 and 4Q06, respectively.

FINANCIAL RESULT AND DEBT

On March 31, 2007, the total gross indebtedness (considering both principal and interests) of Suzano Petroquímica was of R$ 1,270.0 million, 2.4% higher than the R$ 1,240.4 million on December 31, 2006. The debt keeps concentrated in the long term, with a total of 84.7% of their due dates. The Company's net indebtedness had a 1.4% decrease, reaching R$ 887.5 million on March 31, 2007, due mainly to the company's increase in cash generation.

Exposure per Term (%)


88.0%
86.8%
84.7%
12.0%
13.2%
15.3%
1Q06
4Q06
1Q07
Short Term
Long Term

Exposure per Currency (%)


69.7%
68.9%
69.0%
30.3%
31.1%
31.0%
1Q06
4Q06
1Q07
R$
US$

Exposure per Index (%)


4%
3%
5%
26%
22%
24%
44%
46%
44%
1Q06
4Q06
1Q07
CDI
Libor
Fixed (US$)
TJLP

In the 1Q07, the Parent Company's net financial result was positive in R$ 9.4 million – good part of which was benefited by the 4.3% increase showed by the Brazilian Real currency between December 2006 and March 2007, which generated a positive exchange variation on the contracted debt of R$ 35.8 million, besides a financial revenue of R$ 4.4 million resulting from financial investments, classified below the item "others". The financial expenses concerning the payment of interests on the debt was of R$ 27.9 million, making up the financial result according to the chart below:

Financial Result (R$ million)	1Q07	4Q06	1Q06
Financial Expenses	**5.1**	**(23.8)**	**6.9**
Interests (ACC/ Loans)	(27.9)	(26.9)	(31.0)
Adjustment for Inflation	-	(0.1)	(0.5)
Exchange Rate Variation	35.8	10.8	49.2
Banks/ CPMF tax/ IOF tax	(1.3)	(4.9)	(6.6)
Others	(1.5)	(2.7)	(4.2)
Financial Revenues	**4.3**	**6.1**	**11.0**
Interests from Temporary Cash Investments	4.4	6.0	11.0
Adjustment for Inflation	-	0.1	-
Exchange Rate	(0.1)	-	-
Net Financial Result	**9.4**	**(17.7)**	**17.9**

Additionally, the Company obtained revenues from temporary cash investments in the amount of R$ 2.9 million in 1Q07, derived from its subsidiary SPQ Investimentos e Participações, registered in the Parent Company's result through equity.

According to the debt amortization schedule aside, on March 31, 2007 the average term of due date was of 4.81 years. The average cost of debt in the 1Q07 was of US$ + 6.82%, stable if compared to the 4Q06.


Debt Amortization Schedule (US$ Million)
54
54
59
59
77
84
66
22
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Net Indebtness / (Ebitda+Dividends)

The *pro forma* Parent Company's Net Indebtedness/(EBITDA + dividends) ratio, already considering the cash received as first installment for the sale of Politeno and the share positions, held by the Company and controlled companies and assigned for future sale, presented a drastic reduction, decreasing from 7.1x in mid 2006 to 4.0 already at the end of 1Q07. The Company's financial deleveraging shall continue along 2007, counting for such purpose with the expectation of keeping good levels of Ebitda generation, replacing weaker previous quarters in the analysis of the last 12 months, and a potential second payment for Politeno's sale in 4Q07.


Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
6.8
5.5
4.0
06.30.06
09.30.06
12.31.06
03.31.07

NET PROFIT

The continuity of our result recovery movement contributed to the achievement, in the 1Q07, of a net profit of R$ 54.6 million, the highest quarterly result of the last 4 years, and 463.6% higher than verified in the 4Q06, even considering the recurring accounting of the R$ 13.0 million goodwill amortization in the quarter. Such result was possible due to the Company's good level of operating result, associated to the positive contribution of R$ 9.4 million of financial result, which had a strong impact by the Real appreciation, and also because an equity accounting in the amount of R$ 28.7 million was registered, due to the result recovery mainly by Riopol and also by Petroflex. It is worth noticing that the Politeno's sale earn-out formula accounting contribution amount had a R$ 15.7 million positive impact on the equity.

INVESTMENTS


Capex
R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
5.3
16.0
15.4
24.4
32.9
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

The Company's investments were of R$ 32.9 million in the 1Q07, of which 87.5% were assigned to expand the polypropylene production capacity, and the remaining to perform maintenance on production equipment and other investments, according to the accrual basis criteria.

The Company is carrying out a plan to increase the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The start-up schedule of the new capacities was not changed since it was disclosed in the 4Q06, with the following steps: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's unit, which shall be completed in the 3rd quarter 2007; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year, foreseen for the 2Q08. The disbursement schedule updated until 1Q07 is shown below.

The total amount estimated for the projects of expanding the capacity and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 126.9 million, and the projects mentioned above count on defined fund sources, financed by the International Finance Corporation-IFC and also by BNDES.

US$ million	Until 1T07	2007	2008	Total
Capex Projects	45.8	56.1	25.0	126.9
SeaTerminal	7.8	9.8	0.0	17.6
Expansions	38.0	46.3	25.0	109.3

CAPITAL MARKETS

The average daily financial volume of Suzano Petroquímica's (SZPQ4) preferred share negotiated at Bovespa in the 1Q07 reached R$ 1.6 million, showing a 6.3% increase as regards the 4Q06, which is also the effect of the market perception of the Company's recovery path. The Bovespa index showed in the 1Q07 an average daily financial volume 30.8% higher than the one verified in the 4Q06, impacted chiefly by the amount of primary offers that took place in the beginning of the year.

The Suzano Petroquímica's preferred share negotiated at Bovespa closed the quarter quoted in R$ 4.57/share, showing a 16.6% valorization compared to the end of 2006, while the weighted index of the petrochemical industry increased 5.6% and the Bovespa Index showed a positive variation of 3% in the same period, confirming the consistent recovery of the Company's shares appreciation.


Average Daily Volume - SZPQ4 (R$ 000/day)
2,624
1,753
908
1,463
1,555
1Q06
2Q06
3Q06
4Q6
1Q07

Information on the Share	mar/31/07
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Value	
R$ million	1,036.0
US$ million	505.3

* Sources: Suzano Petroquímica / Economática


SZPO4 Performance x Ibovespa
Basis: Jan 2004 = 100
300
250
200
150
100
50
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
206
156
109
Suzano Petroquímica
Ibov
Petrochemical Sector

EXPECTATIONS FOR THE POLYPROPYLENE BUSINESS

The 1Q07 was benefited by a very stable demand in the international market, condition that greatly contributed to keep good levels of resin prices. Associated with such more stable scenario, lower prices in petrochemical raw materials were observed, which helped to increase the operating margins.

As to the business performance in the following months, we can say that it will strongly depend on the demand behavior, a variable that has been reasonably consistent both in the international market and locally. The demand in the global market has shown important signs of recovery, already reflected in increases in international quotations of polypropylene. There is a quite tight polypropylene supply perspective for the following months, also driven by the European crackers maintenance season, which may contribute to the consolidation of high levels of resin prices, due to the probable tighter supply/demand scenario.

Following the business seasonality in Brazil, the next months shall also present a stronger demand, what, together favorable international market, leads to good business perspectives locally as well. However, it will be necessary to follow the evolution of polypropylene imports, which may remain in higher levels due to the over-appreciated Real. Yet, our sales competitiveness will be based on the services offered to our clients, such as technical assistance, development of products in partnership with them, adequate and differentiated logistics.

Today there is a trend of increase in the quotation of petrochemical raw materials such as naphta and propylene, impacted by the proximity of the American driving season, as increase of gasoline demand reduces the availability of such inputs. On the other hand, a stronger market scenario may help the continuity of good margins for the business, even with the potentially higher raw material prices.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY FOR SUSTAINABLE DEVELOPMENT

On March, 12 was launched, at Fiesp (the São Paulo Industries Federation), the Plastics Program of Local Productive Arrangements (APL) of the Great ABC, an articulation of Suzano Petroquímica together with other actors of the region – City Halls, other Companies of the Capuava Petrochemical Pole, Educational Entities, Unions, in an alliance with SEBRAE-SP, FIESP, IFC-World Bank and the Agency for Economic Development of the Great ABC. The project aims at enhancing the competitiveness and the growth of the micro, small and medium industry of transformation of the region, seeking the economic and social development of the great ABC. There are some 500 transforming industries in the region, which employ about 15 thousand workers, number that might double if these same companies become able to absorb the additional resin offer from de ongoing or foreseen capacity increases of the Capuava Pole, as the one of our Mauá Unit.

Besides that, on April 24 the AGIR-Mauá program of separate collection was launched, satellite of the Plastic APL, different from the other regional initiatives because of the source splitting model and the constant environmental education of the related audiences. The program will also work in the modernization and enabling process of the Working Cooperative of the Recycling Professionals of Mauá – Cooperma, with which we maintain a strong partnership.

The Camaçari Unit has done in November and repeated on April an operating test with a new catalyst. The test has been successful and will render improvements in the production process, which will considerably reduce the catalytic residue and liquid effluent generation.

SUZANO PETROQUÍMICA CONSOLIDATED

SUMMARY OF THE PRO FORMA CONSOLIDATED RESULT

Indexes Summary (R$ million)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Net revenue	630.5	474.7	32.8%	622.6	1.3%
Gross Profit	126.2	47.4	166.4%	120.6	4.7%
Gross Margin	*20.0%*	*10.0%*	*+ 10 p.p.*	*19.4%*	*+ 0.6 p.p*
Ebitda	99.4	14.6	580.9%	90.1	10.4%
Ebitda Margin	*15.8%*	*3.1%*	*+ 12.7 p.p.*	*14.5%*	*+ 1.3 p.p.*

Production (000 t)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Riopol[1]	105,9	52,5	-	109,9	-3,6%
Petroflex	76,7	75,8	1,2%	86,2	-11,0%

1- The 52.5 thousand tons production of 1Q06 referred to the pre-operating phase, which started on November, 2005 and finished on March 31, 2006

Saless (000 t)	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Riopol[1]	115.0	40.5	-	94.7	21.4%
MI	63.2	31.7	-	47.5	33.1%
ME	51.8	8.8	-	47.3	9.7%
Petroflex	82.3	79.2	3.9%	83.9	-1.9%
MI	58.9	50.2	17.2%	56.2	4.7%
ME	23.5	29.0	-19.0%	27.7	-15.2%

1 – From January to March 2006 40.5 thousand tons of polyethylene were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

A The domestic demand of polyethylene in the 1Q07 was aligned with the one in the 1Q06, but with a 3.5% increase of the domestic sales by local producers to the detriment of the imports, which presented a 11.2% retreat between these periods. As regards the 4Q06, the domestic demand of polyethylene grew 9.1% and was basically supplied by the 12.0% increase of sales by local producers, which still dislocated 3.8% of imports. Taking advantage of the good commercial conditions in force in the external market, the volume exported by local producers of polyethylene grew 9.2% as regards the 4Q06.

Riopol presented a production of 105.9 thousand tons of polyethylene, 3.6% lower than the one verified in the previous quarter due mainly to non-planned stoppages occurred during this period, resulting in an average rate of occupation of the installed capacity of 78.5% in the quarter. However, Riopol continued advancing in its learning curve in the period and have already reached an average capacity usage rate of 94% in the month of March.

The total sales of polyethylene of Riopol reached 115.0 thousand tons in the quarter, which represented a 21.4% increase as regards the 4Q06, contributing to adjust the company's level of inventories. 55.0% of the total sales were sold in the internal market and the remaining was exported. The sales to the domestic market presented a growth of 33.1% as regards the 4Q06, confirming the progressive accommodation of the products of Riopol in the Brazilian market.

The result of Riopol in the 1Q06 was registered in the deferred assets of the company, since the company was still at the pre-operating stage and, therefore, the results verified in the 1Q07 are not comparable to that one. Only starting from the 2Q06, the results are being registered in the company's income statement and in our consolidated result, proportionally to our participation.

Petroflex

We verified in the period a resume of the demand in the domestic market of elastomers, resulting mainly from the good moment of the Brazilian automotive and agriculture industries.

Aiming to take advantage of this favorable scenario, Petroflex oriented the greatest part of its sales to the internal market, which increased 4.7% and 17.2% as regards the 4Q06 and the 1Q06, respectively. As a result thereof, the exports presented a 15.2% fall as regards the 4Q06 and a 19.0% fall when compared to the 1Q06.

As a result of the planned stoppages for maintenance of the Cabo and Duque plants, the production in the 1Q07 was of 76.7 thousand tons of elastomers, 1.2% above compared to 1Q06 and 11.0% lower than the one obtained in the 4Q06. These stoppages, together with the capacity increase of Cabo in 20 thousand tons in January 2007, were responsible for the operating rate of 69.1% in the quarter, lower than the levels recorded in the 4Q06 and 1Q06, of 82.2% and 73.6%, respectively.

The company continued its strategy of focusing the sales of products with greater added value, having as a result that the special elastomers and performance elastomers answered for 28% of the total sales in this quarter.

NET OPERATING REVENUE

In the 1Q07, the consolidated net operating revenue was of R$ 630.5 million, 1.3% above the one verified in the 4Q06, mainly as a function of the 17.2% increase of the net revenue of Riopol, compensating the lower revenues obtained by the Parent Company and Petroflex. The consolidated net turnover presented a growth of 32.8% as regards the 1Q06, due chiefly to the non-accounting of the Riopol's result in that quarter for its pre-operating stage.

Net Revenues					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Suzano Petroquímica Parent Company	**441.4**	**412.6**	**7.0%**	**473.5**	**- 6.8%**
Riopol[1]	129.0	-	-	110.1	17.2%
Petroflex[1]	70.1	62.1	13.0%	73.4	- 4.5%
Offsets[3]	**(10.1)**	**-**	**-**	**(34.4)**	**-**
Suzano Petroquímica Consolidated[2]	**630.5**	**474.7**	**32.8%**	**622.6**	**1.3%**

1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex

2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

3 – In the process of balance consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded. Starting from the 1Q07, the offset of transactions among companies started to be done on a quarterly basis.

Riopol: in the quarter the net revenue was of R$ 387.1 million, representing an 17.2% increase comparing to the net revenue of the 4Q06, due to the sold volume 21.4% higher, which overwhelmingly compensated the reduction of 1.5% in the unitary net revenue of polyethylene, in Reais, between the periods. From the total net revenue, 89.6% were originated from the sale of polyethylene and the remaining from the sale of by-products (propylene, hydrogen and pyrolysis gasoline).

Riopol answered for 18.9% of the consolidated net revenue in the 1Q07.

Petroflex: the net operating revenue of Petroflex in the 1Q07 was of R$ 348.6 million, presenting a 4.5% reduction comparing to the revenue of the 4Q06, as a result from both the reduction of 1.9% of total sales and an unitary net revenue 2.7% lower. As regards the 1Q06, the net revenue grew 13.0%, a result from the 3.9% increase in the volume sold together with the recovery in the sales prices, fostered by greater sales to the domestic market, which made possible a growth of 8.8% in the unitary net revenue in Reais.

Petroflex answered by 11.1% of the consolidated net revenue in the 1Q07.

COST OF GOODS SOLD (COGS)

The consolidated cost of goods sold (COGS), of R$ 504.2 million in the 1Q07, remained the same as the one in the 4Q06, since the impact of increase of sales costs of Riopol and the adequate allocation of the transactions between companies since the 1Q07, specially the sale of propylene by Riopol to the Company, was diminished by the reduction of the Parent Company's COGS. As regards the 1Q06, the consolidated COGS was 18.0% higher, since in that quarter the cost of products sold by Riopol was still being deferred, in view of this pre-operating stage.

Cost of Goods Sold (COGS)					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% Q07/4Q06
Suzano Petroquímica Parent Company	349.8	371.2	- 5.8%	382.8	-8.6%
Riopol[1]	104.2	-	-	89.1	16.9%
Petroflex[1,4]	60.3	56.1	7.6%	64.5	-6.5%
Offsets[3]	(10.1)	-	-	(34.4)	-
Suzano Petroquímica Consolidated[2]	504.2	427.3	18.0%	502.0	0.4%

1 - 1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of balance consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded. Starting from the 1Q07, the offset of transactions among companies started to be done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the COGS. As Suzano Petroquímica does not use this accounting system, the Company made an adjustment to eliminate its effect, and for that reason the values of COGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.

Evolution of Mont Belvieu Ethane and Propane prices


Jan 05 = 100
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
ethane
propane

Riopol: the COGS verified in the 1Q07 was of R$ 312.7 million, 16.9% above the one verified in the 4Q06 basically as a result of the 21.4% increase in the volume sold, since the variable part of the COGS presented a reduction of 2.7% between the quarters, resulting mainly from the retreat in the raw materials costs registered by Riopol. 80% of the COGS of the 1Q07 results from variable costs of production (raw material, catalysts, utilities and others), 13% refer to depreciation and amortization and 7% fixed costs. The operating improvement of Riopol, reaching more efficiency in the transformation of its raw materials in polyethylene, together with the accounting of a lower cost of raw materials, reflected in a COGS per ton of polyethylene produced 3.7% lower as regards the 4Q06. The average prices of Mont Belvieu* ethane, presented a reduction of 4.4% as regards the 4Q06, while propane registered a 1.8% raise, using the same reference, as shown in the chart.

Petroflex: the COGS[4] of Petroflex in the 1Q07 was of R$ 299.9 million, 7.6% above the one verified in the 1Q06 due chiefly to the sales volume 3.9% higher and variable cost 9.0% higher, resulting from higher prices in Reais of the main raw materials used by the company. As regards the 4Q06, COGS presented a reduction of 6.5%, as a result of a 1.9% reduction in the sales volume between the periods and lower costs, in Reais, of the raw materials used by Petroflex, reflecting in a unitary COGS 4.7% lower.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

The consolidated sales, general and administrative expenses were of R$ 64.3 million in the 1Q07, 2.4% lower than in 4Q06, and 22.5% higher when compared to the 1Q06, chiefly as a result of the accounting of expenses of Riopol, since they started to be accounted starting from April 2006.

Riopol: in the 1Q07 the SG&A of Riopol reached R$ 41.3 million, an increase of 8.2% as regards the ones verified in the 4Q06, due chiefly to sales expenses 10.8% higher due to the greater volume sold in the period. The administrative expenses of the 1Q07 remained the same as in 4Q06.

76% of the SG&A recorded in the 1Q07 were expenses with sales and 24% general and administrative expenses

Petroflex: the SG&A of the company reached R$ 22.0 million in the 1Q07, 11.8% lower than the one verified in the 1Q06, due basically to the 9.2% fall in the sales expenses resulting from lower expenses with freight and a 15.3% fall in general and administrative expenses, resulting from an expenses reduction program applied by Petroflex during the year 2006. When compared to the 4Q06, the SG&A presented a reduction of 26.5% in 1Q07, chiefly due to the payment of indemnifications in 4Q06.

EBITDA

The consolidated Ebitda in the 1Q07 reached R$ 99.4 million, 580.9% above the one verified in the 1Q06, influenced by the strong high of both the cash generation of the Parent Company and of Riopol, which still was not accounted at that quarter.

The consolidated Ebitda in the 1Q07 was 10.4% higher than the one verified in the 4Q06, reinforcing the consistent and consecutive recovery path of the Parent Company's and Riopol's cash generation which, since the last has presented significant improvement in its operating efficiency, obtained through the advance of its learning curve. In the 1Q07, 24.8% of the consolidated Ebitda of Suzano Petroquímica arose from the Riopol's contribution.


13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
15.8%
66.8
37.2
48.6
37.2
14.6
15.5
73.1
90.1
99.4
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

Considering the last four quarters, the consolidated Ebitda of Suzano Petroquímica presented an average growth of about 85% per quarter, reinforcing the strong recovery curve of the Company's results.

The consolidated Ebitda margin in the 1Q07 reached 15.8%, representing a growth of 12.7 p.p. as compared to the 1Q06, influenced chiefly by the better results of the Parent Company and Riopol. When compared to the 4Q06, we verified a high of 1.3 p.p..

:BITDA					
R$ million	1Q07	1Q06	Δ% 1Q07/1Q06	4Q06	Δ% 1Q07/4Q06
Suzano Petroquímica Parent Company	68.5	12.7	439.6%	65.2	5.0%
Riopol[1]	24.6	-	-	19.0	29.8%
Petroflex[1]	6.6	2.6	149.6%	5.0	31.8%
Other consolidated revenue/ expenses[3]	(0.3)	(0.7)	-	0.9	-
Suzano Petroquímica Consolidated[2]	99.4	14.6	580.9%	90.1	10.4%

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering for all the periods mentioned, the 100% participation in Polibrasil, consolidated with the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – These reflect the consolidated operating revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the company's Ebitda in the 1Q07 was of R$ 73.9 million, presenting an increase of 29.8% as regards the 4Q06, as a result, basically, from greater gross income. The Ebitda margin presented a growth of 1.8 p.p. as regards the 4Q06, reflecting the continuous increase of the company's operating efficiency. Since the 3Q06 Riopol presented an average quarterly growth of Ebitda of 180%, as shown in the chart aside.

Petroflex: the Ebitda reached by the company in the 1Q07 was of R$ 32.6 million, 149.6% above the one verified in the 1Q06 due basically to the increase of 61.8% in the gross income. As regards the 4Q06, the Ebitda increased 31.8%, as a result of the gross income 8.0% higher, together with a reduction of 12.0% in the operating expenses. As a result thereof, Petroflex also presented a recovery in its Ebitda margin, reaching 9.3% in the 1Q07, compared to a 6.8% margin verified in the 4Q06 and a 4.2% margin in the 1Q06.


EBITDA (R$ Million)
EBITDA Margin
19.1%
17.3%
-20.6
22.7
57.0
73.9
-7.3%
3Q06
4Q06
1Q07

FINANCIAL RESULT AND INDEBTNESS

In the 1Q07, Suzano Petroquímica presented a positive consolidated net financial result of R$ 12.0 million, as a result from the positive contribution

of the Real appreciation of 4.3% in the period, generating a positive net financial result in the Parent Company, since 69% of the Company's indebtedness was recorded in dollars. Besides that, the Real appreciation made the interests expenses of Riopol be compensated by the revenues resulting from the exchange variation in the period.

The Company's consolidated gross indebtedness (considering principal and interests) on Mar 31, 2007 was of R$ 1.956.8 million, 1.2% higher than in Dec 12, 2006. On the other hand, the net indebtedness was 2.0% lower, totalizing R$ 1.597.6 million at the end of the 1Q07, a result of the 18.1% increase in cash and cash equivalents, arising from the consolidation of the greater levels of cash generation in the Parent Company and Riopol.

Net Indebtedness / EBITDA

Starting from the *pro forma* Consolidated Financial Statements, we verify a continuous and consistent movement of leverage reduction, with allowed the Net Indebtedness / EBITDA ratio to present a 7.7 p.p. fall since June 2006, coming from 13.2x to 5.5x at the end of the 1Q07. Such reduction results from the combination of the effect of the increase of the *pro forma* consolidated Ebitda accumulated in the last 12 months, a result chiefly from the greater contributions of the Ebitda consolidation by the Parent Company and Riopol. This leverage reduction process shall be kept in the next periods, with the expectation of maintenance of the good levels of cash generation of the Parent Company, with the consistent progress of the Riopol's operation and the probable payment of the second installment for Politeno's sale. It is worthy to stress that both the indebtedness of the Parent Company and Riopol are concentrated in the long-term, and there is no pressure to roll-over or compliance with the financial commitments, which are comfortably scheduled to the next years.


Net Indebtness / Ebitda
Consolidated *Pro Forma*
13.2
11.4
8.1
5.5
06.30.06
09.30.06
12.31.06
03.31.07

NET PROFIT

In the 1Q07, Suzano Petroquímica presented a consolidated net profit 463.3% higher than the one verified in the 4Q06, reaching R$ 54.6 million, even with acknowledgement of the recurring goodwill amortization of R$ 13.0 million in the quarter. This result was possible thanks to the good level of the operating result of the Company and its controlled companies Riopol and Petroflex, associated to the positive contribution of R$ 12.0 million of financial result, impacted by the Real appreciation, both in the Parent Company and in Riopol.

ANNEXES

1. Balance Sheet – Parent Company and Consolidated
2. Income Statement – Parent Company
3. Income Statement – Consolidated
4. Income Statement – Riopol
5. Balance Sheet – Riopol

ANNEX 1 – BALANCE SHEET

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	3/31/2007	12/31/2006
Cash and cash equivalents	207,417	169,592
Other current assets	439,835	422,719
Long-term assets	197,099	198,892
Other permanent assets	1,190,760	1,179,414
Property, plant and equipment	477,135	465,164
Total Assets	**2,512,246**	**2,435,781**
Suppliers	122,268	127,641
Short-term loans	195,161	163,460
Other short-term liabilities	59,466	58,498
Long-term loans	1,074,844	1,076,925
Other long-term liabilities	18,852	21,416
Future Periods Results	20,372	21,271
Shareholders' equity	1,021,283	966,570
Total liabilities	**2,512,246**	**2,435,781**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	3/31/2007	12/31/2006
Cash and cash equivalents	460,394	393,335
Other current assets	733,233	697,103
Long-term assets	307,491	296,570
Other permanent assets	609,150	631,678
Property, plant and equipment	1,330,241	1,356,765
Total Assets	**3,440,509**	**3,375,451**
Suppliers	183,926	197,620
Short-term loans	288,434	256,517
Other short-term liabilities	100,279	94,836
Long-term loans	1,668,318	1,677,631
Other long-term liabilities	140,304	143,413
Future Periods Results	37,965	38,864
Shareholders' equity	1,021,283	966,570
Total Liabilities	**3,440,509**	**3,375,451**

ANNEX 2 – INCOME STATEMENT – PARENT COMPANY

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	1Q 07	1Q 06	Var. %	4Q 06	Var. %
Gross Revenues	571,921	546,357	5%	609,019	-6%
Gross Revenues Deductions	(130,536)	(133,709)	-2%	(135,543)	-4%
Net Revenues	**441,385**	**412,648**	**7%**	**473,476**	**-7%**
Cost of Goods Sold	(349,775)	(371,230)	-6%	(382,792)	-9%
Gross Income	**91,610**	**41,418**	**121%**	**90,684**	**1%**
Gross Margin	*20.8%*	*10.0%*	*+10.8p.p.*	*19.2%*	*+1.6p.p.*
Selling Expenses	(35,102)	(31,316)	12%	(29,627)	18%
General and Administrative Expenses	(10,734)	(15,417)	-30%	(18,402)	-42%
Other Net Operating Revenue (Expenses)	2,736	40	6740%	2,658	3%
Activity Result	**48,510**	**(5,275)**	**-1020%**	**45,313**	**7%**
Activity Margin	*11.0%*	*-1.3%*	*+12.3p.p.*	*9.6%*	*+1.4p.p.*
Net Financial Revenues (Expenses)	9,400	17,935	-48%	(17,710)	-153%
Financial Revenues	4,315	11,012	-61%	6,118	-29%
Financial Expenses	5,085	6,923	-27%	(23,828)	-121%
Equity Results	28,701	1,601	1693%	3,135	816%
Goodwill Amortization	(13,545)	(17,589)	-23%	(13,866)	-2%
Net non-Operating Revenues (Expenses)	(4,847)	(155)	3027%	(589)	723%
Income Before Income Tax and Social Contributi	**68,219**	**(3,483)**	**2059%**	**16,283**	**319%**
Income Tax and Social Contribution	(13,620)	738	-1946%	(6,596)	106%
Minority Interest	-	-		-	0%
Net Income/Loss for the Year	**54,599**	**(2,745)**	**-2089%**	**9,687**	**464%**
EBITDA	68,460	12,687	440%	65,188	5%
EBITDA Margin	*15.5%*	*3.1%*	*+12.4p.p.*	*13.8%*	*+1.7.p.p.*

ANNEX 3 – INCOME STATEMENT - CONSOLIDATED

Suzano Petroquímica - Consolidated
Income Statement
R$ thousand

(*) ex Politeno	1Q 07	1Q 06 (*) Pro forma	Var. %	4Q 06	Var. %
Gross Revenues	805,349	621,654	30%	794,825	1%
Gross Revenues Deductions	(174,889)	(146,963)	19%	(172,242)	2%
Net Revenues	**630,460**	**474,691**	**33%**	**622,583**	**1%**
Cost of Goods Sold	(504,245)	(427,307)	18%	(502,027)	0%
Gross Income	**126,215**	**47,384**	**166%**	**120,556**	**5%**
Gross Margin	*20.0%*	*10.0%*	*+10.0p.p.*	*19.4%*	*+0.6p.p*
Selling Expenses	(48,257)	(34,214)	41%	(42,072)	15%
General and Administrative Expenses	(16,028)	(18,244)	-12%	(23,778)	-33%
Other Net Operating Revenue (Expenses)	2,558	652	292%	3,450	-26%
Activity Result	**64,488**	**-4,422**	**1558%**	**58,156**	**11%**
Activity Margin	*10.2%*	*-0.9%*	*+11.1p.p*	*9.3%*	*+0.9p.p*
Net Financial Revenues (Expenses)	12,005	15,097	-20%	(25,915)	-146%
Financial Revenues	8,766	11,453	-23%	46,017	-81%
Financial Expenses	3,239	3,644	-11%	(71,932)	-105%
Equity Results	0	-		-	
Goodwill amortization	(13,545)	(17,589)	-23%	(13,866)	-2%
Net non-Operating Revenues (Expenses)	10,858	(756)	1536%	(559)	-2041%
Income Before Income Tax and Social Contributi	**73,806**	**(7,670)**	**1062%**	**17,816**	**314%**
Income Tax and Social Contribution	(19,207)	2,232	-961%	(8,129)	136%
Monirity Interest	-	2,693	-100%	-	0%
Net Income/Loss for the Year	**54,599**	**(2,745)**	**2089%**	**9,687**	**464%**
EBITDA	99,392	14,597	581%	90,061	10%
EBITDA Margin	*15.8%*	*3.1%*	*+12.7p.p.*	*14.5%*	*+1.3p.p.*

ANNEX 4 – INCOME STATEMENT - RIOPOL

Rio Polímeros
Income Statement

R$ thousand
(*) ex Politeno

	1Q 07	4Q 06	Var. %
Gross Revenues	474,111	401,679	18%
Gross Revenues Deductions	(86,994)	(71,429)	22%
Net Revenues	**387,117**	**330,250**	**17%**
Cost of Goods Sold	(312,722)	(267,441)	17%
Gross Income	**74,395**	**62,809**	**18%**
Gross Margin	*19.2%*	*19.0%*	*+0.2p.p.*
Selling Expenses	(31,574)	(28,116)	12%
General and Administrative Expenses	(9,711)	(10,022)	-3%
Other Net Operating Revenue (Expenses)	-	-	-
Activity Result	**33,110**	**24,671**	**34%**
Activity Margin	*8.6%*	*7.5%*	*+1.1p.p.*
Net Financial Revenues (Expenses)	(886)	(22,726)	-96%
Financial Revenues	(1,965)	(22,133)	-91%
Financial Expenses	1,080	(593)	282%
Equity Results	-	-	
Goodwill amortization	-	-	-
Net non-Operating Revenues (Expenses)	2	0	1907%
Income Before Income Tax and Social Contribution	**32,227**	**1,946**	**1556%**
Income Tax and Social Contribution	(11,031)	(4,138)	167%
Monirity Interest	-	-	-
Net Income/Loss for the Year	**21,196**	**(2,192)**	**1067%**
EBITDA	73,942	56,975	30%
EBITDA Margin	*19.1%*	*17.3%*	*+1.8p.p.*

ANNEX 5 – BALANCE SHEET - RIOPOL

Rio Polímeros
Balance Sheet
R$ 000

	3/31/2007	12/31/2006
Cash and cash equivalents	52,185	4,372
Other current assets	456,344	430,803
Long-term assets	317,486	265,011
Other permanent assets	573,777	589,291
Property, plant and equipment	2,298,809	2,410,947
Total Assets	**3,698,601**	**3,700,424**
Suppliers	95,475	101,240
Short-term loans	224,949	236,823
Other short-term liabilities	44,212	31,603
Long-term loans	1,617,589	1,635,361
Other long-term liabilities	322,916	323,133
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	1,393,460	1,372,264
Total liabilities	**3,698,601**	**3,700,424**

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

Restatement

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP - Brazil

1. We have audited the accompanying consolidated balance sheet of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management in conformity with Brazilian accounting practices. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Suzano Petroquímica S.A. and subsidiaries as of December 31, 2006, and the results of their operations, changes in shareholders' equity, and changes in their financial position for the year then ended in conformity with Brazilian accounting practices.

4. As mentioned in Note 29, the Company's management decided to restate the explanatory note on the reconciliation of financial statements for the year ended December 31, 2006 with generally accepted accounting principles in the United States of America (U.S. GAAP), taking into account the new interpretation on the classification of gains on sale of a jointly controlled subsidiary and on a stock swap transaction. In accordance to this new interpretation, with which we concur on, the referred gains, which were previously classified as operating income in the condensed statement of operations prepared under U.S. GAAP, were reclassified to nonoperating income. This reclassification had no impact on shareholders' equity or net income for the periods presented.

5. Our audits were conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1, taken as a whole. The consolidated statements of cash flows, which are presented for purposes of providing supplemental information, are not required under Brazilian accounting practices. Such information has been subject to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements as of December 31, 2006 referred to in paragraph 1, taken as a whole.

6. We have previously audited the consolidated financial statements of the Company and the consolidated statement of cash flows for the year ended December 31, 2005, presented for comparative purposes, and issued an unqualified audit report thereon dated March 9, 2006 based on our audit and on the report of other independent auditors on the financial statements of the jointly-controlled subsidiary Rio Polímeros S.A., the Company's investment, which amounted to R$485,135,000 at December 31, 2005, corresponding to 34.7% of the Company's total consolidated assets.

7. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America - U.S. GAAP. The Company has presented the nature and effect of such differences in Note 28 to the financial statements.

February 9, 2007
(April 20, 2007 as it relates to the matter discussed in Note 29)

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

ASSETS	Note	2006	2005
CURRENT ASSETS			
Cash and cash equivalents	6	304,031	197,323
Short-term investment		89,304	48,387
Trade accounts receivable	7	310,245	214,312
Inventories	8	256,197	292,429
Recoverable taxes	9	38,207	69,360
Deferred income taxes	10.a	5,772	17,241
Other credits		79,511	35,579
Prepaid expenses		7,171	5,132
Total current assets		1,090,438	879,763
NONCURRENT ASSETS			
Long-term assets:			
Deferred income taxes	10.a	83,127	46,558
Recoverable taxes	9	178,099	141,292
Escrow		889	3,221
Trade accounts receivable	7	8,335	13,024
Other credits		26,120	27,730
Permanent assets:			
Investments	11	35,811	71,083
Property, plant and equipment	13	1,356,765	1,443,495
Deferred charges	14	595,867	660,620
Total noncurrent assets		2,285,013	2,407,023
TOTAL ASSETS		3,375,451	3,286,786

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2006	2005
CURRENT LIABILITIES			
Payables to suppliers		197,620	207,755
Loans	15	256,186	591,269
Debentures	15	331	-
Securitization fund liabilities		-	23,747
Taxes other than income tax		23,931	15,268
Salaries and payroll charges		13,830	23,309
Customer advances		5,543	31,743
Related parties		-	282
Dividends payable		213	5,586
Other accounts payable		51,319	45,752
Total current liabilities		548,973	944,711
NONCURRENT LIABILITIES			
Long-term liabilities:			
Payables to suppliers		40,931	14,044
Loans	15	1,645,440	1,211,261
Debentures	15	32,191	-
Deferred income taxes		1,413	1,412
Taxes other than income taxes		73,655	55,871
Provision for contingencies	16	12,268	15,993
Swap contracts		-	3,946
Provision for pension plans		3,044	4,476
Other accounts payable		12,102	21,728
Total noncurrent liabilities		1,821,044	1,328,731
DEFERRED INCOME		38,864	45,318
MINORITY INTEREST		-	1,472
SHAREHOLDERS' EQUITY			
Capital stock		826,283	826,283
Income reserves		140,287	140,271
Total shareholders' equity		966,570	966,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,375,451	3,286,786

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except for earnings per share)

	Note	2006	2005
GROSS OPERATING REVENUES		3,184,497	2,459,782
Taxes on sales and other sales deductions		(702,015)	(543,113)
NET SALES	18	2,482,482	1,916,669
Cost of sales	18	(2,150,304)	(1,619,298)
GROSS PROFIT	18	332,178	297,371
OPERATING (EXPENSES) REVENUES			
Selling expenses		(173,825)	(136,110)
General and administrative expenses		(85,849)	(65,241)
Financial expense, net	20	(194,768)	(94,525)
Exchange variation	20	102,663	26,419
Goodwill amortization		(57,321)	(19,462)
Other operating revenues		13,763	24,833
OPERATING INCOME (LOSS)		(63,159)	33,285
Nonoperating revenues (expenses)		36,879	(23,497)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		(26,280)	9,788
Current income and social contribution taxes	10.b	(27,841)	(25,754)
Deferred income and social contribution taxes	10.b	54,696	31,854
INCOME BEFORE MINORITY INTEREST		575	15,888
Minority interest		(559)	(644)
NET INCOME		16	15,244
EARNINGS PER SHARE - R$		0.00	0.07
NUMBER OF SHARES AT YEAREND		226,695,380	226,695,380

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

				Income reserves					
	Note	Capital stock	Revaluation reserve	Legal	Capital increase	Special statutory	Dividends in arrears	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2004		826,283	2,489	9,445	55,337	62,108	-	-	955,662
Realization of revaluation reserve of jointly-controlled subsidiary		-	(2,489)	-	-	-	-	2,489	-
Net income		-	-	-	-	-	-	15,244	15,244
Proposed dividends		-	-	-	-	-	-	(4,352)	(4,352)
Transfer to reserves	17	-	-	762	9,117	3,502	-	(13,381)	-
BALANCES AS OF DECEMBER 31, 2005		826,283	-	10,207	64,454	65,610	-	-	966,554
Net income		-	-	-	-	-	-	16	16
Transfer to reserves	17	-	-	1	9	1	5	(16)	-
BALANCES AS OF DECEMBER 31, 2006		826,283	-	10,208	64,463	65,611	5	-	966,570

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

	2006	2005
SOURCES OF FUNDS		
Operation sources of funds (as described below)	284,221	142,307
New long-term loans	37,051	602,986
Increase of noncurrent liabilities	46,326	54,047
Decrease of noncurrent assets	7,189	47,017
Reduction of working capital resulting from consolidation of companies	-	111,715
Transfer of financing to long term	450,256	-
Transfer of investments to current assets	-	34,778
Transfer of supplier to long term	26,596	-
Other	11,500	2,881
Total sources	863,139	995,731
APPLICATIONS OF FUNDS		
In noncurrent assets:		
Additions in investment (including goodwill)	-	696,366
Additions to property, plant and equipment	93,273	126,908
Additions to deferred charges	25,090	147,316
	118,363	970,590
Increase in noncurrent assets	68,627	145,042
Decrease of noncurrent liabilities	19,445	187,202
Dividends - proposed and paid	-	4,352
Aquisition of minority interest	2,986	951
Effects in working capital, net	47,305	-
Other	-	215
Total applications	256,726	1,308,352
INCREASE (DECREASE) IN WORKING CAPITAL	606,413	(312,621)
REPRESENTED BY		
Variation in current assets	210,675	333,782
Variation in current liabilities	(395,738)	646,403
INCREASE (DECREASE) IN WORKING CAPITAL	606,413	(312,621)
OPERATION SOURCES OF FUNDS		
From operations:		
Net income	16	15,244
Minority interest on income	559	644
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	118,718	68,151
Net book value of property, plant and equipment disposals	190,549	99,843
Deferred income taxes	(40,561)	(35,890)
Provision for losses with ICMS tax - long term	320	2,115
Provision for contingencies - long term	(2,728)	(3,197)
Goodwill amortization	57,321	19,762
Long-term interest charges, monetary variation and exchange losses	(39,096)	(27,922)
Other	(877)	3,557
Funds from operations	284,221	142,307

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	16	15,244
Minority interest on income	559	644
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	118,718	68,151
Disposal of permanent assets	35,919	36,279
Goodwill amortization	57,321	19,762
Loss from dilution of participation in investees	-	3,789
Interest charges, monetary variations and foreign exchange losses (gains), net	87,181	(2,497)
Provision for contingencies and other	(2,728)	614
Deferred income taxes	(29,148)	(34,283)
Other	4,446	2,989
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable	(162,375)	117,730
Increase (decrease) in inventories	17,190	(42,195)
Decrease (increase) in recoverable taxes	(31,861)	10,980
Decrease in other current and long-term assets	(59,961)	(299,659)
Increase in payables to suppliers	35,003	95,736
Decrease in other current and long-term liabilities	(151,060)	(22,356)
Cash flows from operating activities	(80,780)	(29,072)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment/subsidiaries, net of cash of subsidiaries sold	125,461	65,747
Acquisitions, net of cash acquired (including goodwill)	(2,713)	(690,020)
Acquisition of minority interest	(2,986)	-
Additions to property, plant and equipment	(84,344)	(119,820)
Additions to deferred charges	(25,090)	(125,095)
Cash flows provided by (used in) investing activities	10,328	(869,188)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of dividends	(4,180)	(28,092)
Proceeds from new loans	852,406	1,770,153
Payments of loans	(671,066)	(808,778)
Cash flows from financing activities	177,160	933,283
INCREASE IN CASH AND CASH EQUIVALENTS	106,708	35,023
Cash and cash equivalents at the beginning of the year	197,323	162,300
Cash and cash equivalents at the end of the year	304,031	197,323

The Company disbursed during the year ended December 31, 2006 R$107,594 to pay for interest on loans.

The accompanying notes are an integral part of the financial statements.

(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

As of July 11, 2006, the Company concluded the first phase of the increase in the production capacity of polypropylene at Mauá's plant. This project increased production capacity of polypropylene by 60,000 tons per year, to 360,000 ton per year, becoming the Mauá plant the largest polypropylene manufacturing facility in Latin America.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production (540,000 tons of capacity per year) of polyethylene from the fraction of natural gas extracted from Bacia de Campos, Rio de Janeiro.

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These premarketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. All expenses not related to premarketing operations were capitalized during the preoperating phase, as they related to the construction project of the plant.

The operating phase began on March 31, 2006 after the conclusion of tests performed in accordance with the construction agreement. As a result, the statement of income includes operations for the period from April 1 to December 31, 2006.

In April 2006, Rio Polímeros started its industrial production and considered concluded the construction of the plant facilities denominated Gas Chemical Complex in Duque de Caxias, State of Rio de Janeiro. The services of construction, engineering and assembly were conducted by the consortium formed by ABB Lummus and Snamprogetti.

The net loss incurred by Rio Polímeros in the period of nine months ended December 31, 2006, amounting to R$92,403 (being R$30,798 the Company's share of that loss), was heavily impacted by the low margin experienced in the beginning of operations. Based on positive projected results of operations, management expects to realize both the investments in noncurrent assets and deferred income taxes on tax losses.

2. CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1, 2005, the Company acquired all capital stock of Basell Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Basell Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owned 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds. At the same time the Company agreed to sell 100% of polypropylene compound business unit to Basell.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,374, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock sale and purchase agreement with Braskem S.A., in order to sell their total capital stock in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. ("Politeno"). For its share on the capital stock of Politeno, the Company received an initial amount of R$129,704 plus an agreement for an additional collection or payment dependent upon the behavior of the difference between the net price of polyethylene and the price of

ethylene (the so-called spread of polyethylene), being ethylene referred to the price of naphtha, during the 18 months subsequent to the sale. This agreement for the future collection or payment of additional consideration was characterized as a hybrid derivative financial instrument and, accordingly, recorded at the fair market value computed on the basis of projections of the behavior of its variables in the future, determined by independent finance consultants. As a result, in the consolidated financial statements the Company recognized a gain of R$29,453, which was classified as "Nonoperating income", in the consolidated statement of income. The recognition of this gain assumes a more favorable perspective of the behavior of the spread of polyethylene for that future period, based on the assumptions used by independent finance consultants.

On April 4, 2006, the Company, through its subsidiary Polipropileno Participações S.A., exchanged with Braskem S.A. 75,669,544 shares issued by Nordeste Química S.A. - Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital, for 2,129,324 preferred "A" shares issued by Braskem S.A., which represent 0.6% of total Braskem's capital. On April 6, 2006, the market value of such shares was R$33.5 million (R$15.74 per share at BOVESPA - São Paulo Stock Exchange and the book value of Norquisa's stock was R$24 million, resulting in a gain of R$9.5 million, which was classified as equity in earnings of subsidiaries and as nonoperating income, in the individual and consolidated statements of income, respectively, for the quarter ended June 30, 2006. As of September 28, 2006, the subsidiary Polipropileno Participações S.A. was merged into SPQ, based on an appraisal of the book value of the investment performed and reported by an independent accountant.

On December 22, 2006, SPQ capital was increased by R$52.5 million through the subscription, at book value, of shares by the Company, and paid with 4,759,274 common shares and 2,320,597 preferred shares of Petroflex previously owned directly by the Company.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

Certain reclassifications have been made to the Company's financial statements as of and for the year ended December 31, 2005 to conform to the 2006 presentation, as well as to adequate such financial statements to the requirements of the CVM Deliberation No. 489/05. Certain reclassifications, modifications, and changes in terminology have been made, in order to conform more closely to reporting practices prevailing pursuant to generally accepted accounting principles in the United States of America - U.S. GAAP.

The Company's consolidated financial statements as of December 31, 2006 are not comparable to the consolidated financial statements as of and for the year ended December 31, 2005, which reflect the 33.89% ownership interest in Politeno and 50% ownership interest in Polibrasil.

Until March 31, 2006, Rio Polímeros was in preoperating phase.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including Politeno's stock sales agreement. The Company's management reviews its assumptions and estimates regularly.

Note 26 includes a "pro forma" balance sheet as of December 31, 2005 and "pro forma" statements of income for the years ended December 31, 2006 and 2005 as if Polibrasil had been consolidated by the Company from January 1, 2005 and not including Politeno in the consolidation for the first quarter of 2006 and year ended December 31, 2005.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

Results of operations are recognized on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of the analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Accounts receivable

The discounted export receivables, discounted trade receivables and vendor operations were registered as reduction of accounts receivable.

h) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments

The investment in jointly-controlled subsidiaries is stated under the equity method in the individual financial statements of the Company. All other investments are recorded under the cost method. Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. The investments in the capital stock of companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, makes adjustments to their shareholders' equity and results of operations, for purposes of application of equity method.

j) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13). Expenses related to scheduled shutdown of plants are capitalized in the cost of related assets and depreciated during the period between the current shutdown and the next scheduled shutdown, the intervals may vary from one up to three years.

k) Deferred charges

Expenditures incurred during the preoperating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over a period of seven to ten years.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or

which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion. The balances of provisions are deducted of escrow, if applicable.

n) Deferred income

Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid, respectively, and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

p) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries. In case of excess assets in overfunded plans, the Company does not recognize the corresponding assets.

q) Financial instruments - derivatives

Derivative contracts are accounted at the balance sheet date using their respective settlement values. Gains and losses earned or incurred as from these instruments are recognized as revenues and expenses currently.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	2006		2005	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polipropileno Participações S.A.	(a)	(a)	96.46	93.40
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Politeno Indústria e Comércio S.A.	(b)	(b)	35.00	33.89
Politeno Empreendimentos Ltda.	(b)	(b)	99.99	99.99

(a) Merged into SPQ Investimentos e Participações Ltda. on September 28, 2006 (see Note 2).

(b) The interest was sold in April 2006 (see Note 2).

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.

- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.

- Elimination of income, expenses and unrealized income from intercompany transactions.

- Segregation of minority interests from equity and results of operations.

- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

6. CASH AND CASH EQUIVALENTS

	2006	2005
Petty cash	-	14
Bank accounts	41,891	159,243
Temporary cash investments	262,140	38,066
	304,031	197,323

7. TRADE ACCOUNTS RECEIVABLE

	2006	2005
Domestic clients	399,612	383,082
Foreign clients	151,975	86,441
	551,587	469,523
Discounted receivables	(56,317)	(37,462)
Vendor operations (*)	(162,339)	(189,642)
Allowance for doubtful accounts	(14,351)	(15,083)
	318,580	227,336
Receivables classified under current assets	310,245	214,312
Receivables classified under noncurrent assets	8,335	13,024

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquency by customers, the Company must reimburse these banks.

The jointly-controlled subsidiary Petroflex established a securitization fund in December 2003, which has a three-year term, and is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. The fund is formed primarily by accounts receivables of this subsidiary, originated from trade operations with domestic clients. As of December 31, 2006, the jointly-controlled subsidiary had 12,773,278.87 subordinated shares of the securitization fund corresponding to R$20,163, and unit value of R$1.5785 (16,553,907.54 subordinated shares, corresponding to R$22,327 and unit value of R$1.3487 as of December 31, 2005) equivalent to 16.79% of the total securitization fund, the remaing amounts belong to third parties.

The summary of aging of accounts receivable is as follows:

	2006	2005
Current accounts:		
From 1 to 30 days	313,995	176,183
From 31 to 60 days	104,028	150,906
From 61 to 90 days	51,490	54,210
From 91 to 360 days	19,593	38,624
More than 360 days	8,041	1,918
	497,147	421,841

	2006	2005
Past-due accounts:		
From 1 to 30 days	32,647	22,066
From 31 to 60 days	2,957	4,072
From 61 to 90 days	1,694	1,886
From 91 to 360 days	11,568	5,869
More than 360 days	5,574	13,789
	54,440	47,682
	551,587	469,523

8. INVENTORIES

	Consolidated	
	2006	2005
Finished products	164,912	188,530
Work in progress	2,583	10,958
Raw materials	57,582	61,536
Auxiliary materials and other	1,527	13,615
Maintenance materials	32,580	21,068
Provision for losses in inventories	(2,987)	(3,278)
	256,197	292,429

9. RECOVERABLE TAXES

	2006	2005
Advances for income and social contribution taxes	6,737	13,365
Recoverable ICMS tax	192,241	193,039
Provision for losses on ICMS tax credits	(5,870)	(9,140)
Other	23,198	13,388
	216,306	210,652
Amount classified under current assets	38,207	69,360
Amount classified under noncurrent assets	178,099	141,292

The Company and its jointly-controlled subsidiaries have accumulated ICMS (State Value--Added Tax - VAT) tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations for some plants.

Company

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program, ProBahia and Desenvolve).

3) Pending approval from State tax authorities (Bahia), since August 2006, for the contracted alienation to third parties of R$30 million of tax credits arising from the acquisition of raw materials.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation with the State tax authorities for a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance mechanism ("Fast--Track").

3) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

4) Restructuring of operations among plants to optimize the utilization of tax credits.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros on December 31, 2006 amounts to R$77,354 (R$51,247 on December 31, 2005), being the portion of R$72,757 related to deferred credits, recorded based on Decree-Law No. 25,665/99, charged in the importation of equipment utilized in the construction of the industrial facilities. The Decree allows the postponement of the payment of VAT for six years, considering the acquisition date, without charging interest. At the moment taxes become due, the jointly-controlled subsidiary has the right to compensate the amount with monthly VAT obligation generated in the course of its normal operations, in a period of 48 months.

The Company and the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses.

On December 31, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$152,799 (R$120,603 in 2005) and tax losses for purposes of social contribution tax amounting to R$166,153 (R$135,451 in 2005).

The composition of deferred income tax assets is as follows:

	2006			
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Total
Current:				
Tax losses	-	-	35	35
Temporary differences	-	5,170	567	5,737
	-	5,170	602	5,772
Long term:				
Tax losses	53,315	11,506	-	64,821
Temporary differences	15,201	-	3,105	18,306
	68,516	11,506	3,105	83,127

	2005				
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Total
Current:					
Tax losses	12,488	-	35	-	12,523
Temporary differences	4,095	-	623	-	4,718
	16,583	-	658	-	17,241
Long term:					
Tax losses	29,830	984	-	-	30,814
Temporary differences	9,068	-	3,501	3,175	15,744
	38,898	984	3,501	3,175	46,558

The Company's management and management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on mentioned estimated projections of the Company's management and management of jointly-controlled subsidiaries, the realization of such tax credits is expected as follows:

Year of realization	Consolidated
2007	5,772
2008	12,608
2009	857
2010	345
2011	1,108
As from 2012	68,209
Total	88,899

b) Income tax expense reconciliation

	2006	2005
Income (loss) before income taxes	(26,280)	9,788
Unrecognized tax credits of certain companies	-	1,436
	(26,280)	11,224
Combined income and social contribution tax rate	34%	34%
Credit (expense) of income taxes at the combined rate	8,936	(3,816)
Exchange rate changes on foreign investments	-	(1,900)
ADENE tax incentives	101	7,073
Goodwill amortization	-	(3,242)
Tax credits on tax losses from prior years	-	9,575
Write-off of tax credit of merged subsidiaries	-	(4,523)
Tax credits on temporary differences from prior years	14,789	2,774
Other permanent additions	3,029	159
Total income tax credit	26,855	6,100
Current income taxes	(27,841)	(25,754)
Deferred income taxes	54,696	31,854
	26,855	6,100

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

The jointly-controlled subsidiary Petroflex has tax incentives up to fiscal year 2008, consisting of income tax exemption on the portion of operating profits earned in the tax-incentive region subject to ADENE jurisdiction.

11. INVESTMENTS

	2006	2005
Petroquímica União S.A. - common stock	33,385	33,385
Nordeste Química S.A. - Norquisa	-	63,427
Provision for losses	-	(30,596)
Other	2,426	4,867
	35,811	71,083

In the consolidated balance sheet as of December 31, 2006, negative goodwill amounting to R$16,445, related to the jointly-controlled subsidiary Petroflex, has been reclassified to deferred income.

Position and summary of activity of investments in consolidated subsidiaries:

	SPQ Investimentos e Participações Ltda.	Rio Polimeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquimica Ltd.	Polipropileno Participações S.A.	Total
a) Interest in the capital as of December 31, 2006						
Shares owned:						
Quotas	196,920,100	-	-	269,999	-	-
Common shares	-	423,965,910	4,759,274	-	-	-
Preferred shares	-	97	2,320,592	-	-	-
Voting capital	100.00%	33.33%	20.14%	100.00%	-	-
Total capital	100.00%	33.33%	20.12%	100.00%	-	-
b) Information on subsidiaries as of December 31, 2006						
Capital	227,042	1,469,806	161,880	632	-	-
Adjusted shareholders' equity	286,530	1,372,264	405,139	832	-	-
Adjusted results for the period	42,118	(92,403)	22,986	(56)	-	-
c) Investments						
Balance as of December 31, 2005	167,637	485,136	65,656	888	20,837	740,154
Dividends	(5,893)	-	-	-	-	(5,893)
Capital increase	-	3,088	-	-	-	3,088
Capital increase at SPQ with other investments	82,668	-	(52,545)	-	(30,123)	-
Acquisition of minority stock	-	-	-	-	1,794	1,794
Equity in earnings (losses)	42,118	(30,803)	4,482	(56)	7,492	23,233
	286,530	457,421	17,593	832	-	762,376
Negative goodwill-Petroflex (*)	-	-	(17,593)	-	-	(17,593)
Balance as of December 31, 2006	286,530	457,421	-	832	-	744,783

(*) In December 2006, the Company increased and integralized capital at SPQ with its interest in the capital stock of Petroflex, at the book value deducted of negative goodwill.

The position and summary of activity of the investment of SPQ interest in its controlled subsidiary Politeno in 2005 was as follows:

	Politeno Indústria e Comércio S.A.
a) Interest in the capital as of December 31, 2005	
Voting capital	35.00%
Total capital	33.89%
b) Shares owned	
Common shares	21,847,901,299
Preferred shares class "A"	453,216,540
Preferred shares class "B"	117,770,373
c) Information on subsidiaries as of December 31, 2005	
Capital	359,868
Adjusted shareholders' equity	470,557
Adjusted results for the period	63,241
d) Investment	
Balance as of December 31, 2004	147,044
Distributed profits	(16,052)
Equity in earnings	29,692
Balance as of December 31, 2005	160,684
Last stock price at BOVESPA:	
October 11, 2005 - PNA	19.49
December 27, 2005 - PNB	5.01

The balance sheets and statements of income of the subsidiaries and proportionally consolidated subsidiaries as of and for the years ended December 31, 2006 and 2005 used in the consolidation are presented below (total amounts, without considering the Company's proportional interest):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Consolidated		Company	
	2006	2005	2006	2005	2006	2005	2006	2005
ASSETS								
Current assets	354,284	101,642	435,175	157,321	589,926	499,468	832	888
Cash and cash equivalents	166,878	5,491	4,372	41,829	148,018	58,310	832	888
Trade accounts receivable	43,723	60,882	141,958	25,202	214,930	186,913	-	-
Inventories	31,356	25,594	158,822	64,360	155,850	182,188	-	-
Recoverable taxes	11,413	2,839	21,406	16,003	50,639	63,244	-	-
Other credits	100,914	6,836	108,617	9,927	20,489	8,813	-	-
Noncurrent assets	97,908	114,844	3,265,249	3,268,345	581,702	448,138	-	-
Long-term assets:								
Recoverable taxes	8,159	47,461	263,194	148,739	25,126	25,877	-	-
Other credits	1,182	8,547	1,817	1,621	21,279	3,244	-	-
Investments	615	10,611	-	-	2,896	2,225	-	-
Property, plant and equipment	87,952	46,805	2,410,947	2,517,354	532,401	416,792	-	-
Deferred charges	-	1,420	589,291	600,631	-	-	-	-
TOTAL ASSETS	452,192	216,486	3,700,424	3,425,666	1,171,628	947,606	832	888

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Consolidated		Company	
	2006	2005	2006	2005	2006	2005	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities	78,200	45,093	369,666	266,560	390,661	462,162	-	-
Loans	14,116	23,331	236,823	146,411	70,165	156,233	-	-
Other liabilities	64,084	21,762	132,843	120,149	320,496	305,929	-	-
Noncurrent liabilities	69,871	3,756	1,958,494	1,703,699	375,828	159,108	-	-
Loans	55,585	1,788	1,635,361	1,515,779	276,279	81,111	-	-
Other liabilities	14,286	1,968	323,133	187,920	99,549	77,997	-	-
Deferred income	17,593	-	-	-	-	-	-	-
Shareholders' equity	286,528	167,637	1,372,264	1,455,407	405,139	326,336	832	888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	452,192	216,486	3,700,424	3,425,666	1,171,628	947,606	832	888
STATEMENT OF INCOME								
Net sales	118,458	409,286	957,970	97,358	1,361,545	1,373,204	-	-
Cost of sales	(102,207)	(332,473)	(879,737)	(94,329)	(1,200,075)	(1,089,226)	-	-
Gross profit	16,251	76,813	78,233	3,029	161,470	283,978	-	-
Operating expenses	(14,782)	(41,707)	(113,123)	(11,117)	(85,685)	(119,765)	-	(22)
Interest income (loss)	11,323	(1,995)	(104,589)	154	(45,686)	(40,991)	(56)	885
Operating income (loss)	12,792	33,111	(139,479)	(7,934)	30,099	123,222	(56)	863
Nonoperating revenues (expenses)	29,413	-	-	-	946	(1,503)	-	-
Income taxes	(89)	(4,017)	47,076	2,633	(8,059)	(33,742)	-	-
Minority interest	2	-	-	-	-	-	-	-
NET INCOME (LOSS)	42,118	29,094	(92,403)	(5,301)	22,986	87,977	(56)	863

12. RELATED PARTIES

The balances and transactions with related parties are described below.

	Consolidated					
	2006			2005		
	Assets	Liabilities	Transactions	Assets	Liabilities	Transactions
	Current	Current	Revenue	Current	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	(expense or purchases)
Company and jointly-controlled subsidiaries with nonconsolidated parties:						
Suzano Holding S.A.	-	-	-	-	282	(3,189)
Clion Indústria e Comércio Ltda.	8,374	-	25,540	11,724	-	31,462
SPP Agaprint Indústria e Comércio Ltda.	26,571	-	70,370	27,598	-	44,965
	34,945	-	95,910	39,322	282	73,238
Jointly-controlled subsidiaries with related parties of other shareholders:						
Rio Polímeros S.A.	2,826	30,506	13,613	108	-	3,019
Petroflex Indústria e Comércio S.A.	75	12,406	(112,460)	70	10,505	(88,732)
	2,901	42,912	(98,847)	178	10,505	(85,713)

The jointly-controlled subsidiaries Petroflex and Rio Polímeros had transactions with related parties of other shareholders, substantially related to the acquisition of raw materials.

13. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
		2006			2005		
	Weighted yearly average depreciation rate - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	25,302	-	25,302	22,569	-	22,569
Buildings	4	137,852	(31,551)	106,301	95,525	(26,577)	68,948
Buildings	2.5	18,141	(2,261)	15,880	14,686	(2,596)	12,090
Buildings	5	-	-	-	21,809	(15,332)	6,477
Machinery and equipment	10	618,269	(300,570)	317,699	587,874	(243,240)	344,634
Machinery and equipment	3.3	740,998	(18,506)	722,492	66,917	(22,510)	44,407
Machinery and equipment	5.7	75,344	(27,115)	48,229	166,060	(133,830)	32,230
Furniture, fixture and installations	10	74,376	(48,860)	25,516	75,911	(46,903)	29,008
Vehicles	20	4,598	(2,962)	1,636	4,110	(2,759)	1,351
Leasehold improvements	50	327	(265)	62	2,220	(1,125)	1,095
Computer hardware and other	20	18,585	(14,793)	3,792	22,160	(16,242)	5,918
Other items	10	44,976	(4,238)	40,738	11,184	(4,658)	6,526
Construction in progress (*)	-	49,118	-	49,118	868,242	-	868,242
		1,807,886	(451,121)	1,356,765	1,959,267	(515,772)	1,443,495

(*) At the beginning of the second quarter of 2006, Rio Polímeros started the chemical gas operation in Duque de Caxias, producing polyethylene from the fractioning of natural gas. For this reason, a large portion of the investments previously classified under "Construction in progress" caption was reclassified to "Machinery and equipment" caption.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

Before the application of the equity method and the consolidation process, the shareholders' equity of Petroflex was adjusted in order to exclude the effects of revaluation of assets recorded on the subsidiary's book in December 2006, which amounted to R$13,420. The reversal was made to conform the financial position and results of operations of Petroflex to the accounting practices adopted by the Company.

14. DEFERRED CHARGES

	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Politeno Indústria e Comércio S.A.	Goodwill reclassified from investments	Total
Technology	75,750	-	-	-	75,750
Preoperating expenses	35,892	212,286	-	-	248,178
Goodwill	418,404	-	-	-	418,404
Other	52,912	-	-	-	52,912
Amortization	(183,522)	(15,855)	-	-	(199,377)
Net book value - 2006	399,436	196,431	-	-	595,867
Net book value - 2005	454,983	200,210	1,420	4,007	600,620

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, and has been amortized over five years.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the preoperating expenses of the merged company Polibrasil, which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$117,576), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$77,566) incurred during the preoperating phase. In April 2006, Rio Polímeros started its operations.

Goodwill

From the total balance of goodwill, R$354,764 (net of amortization of R$63,640) refers to the acquisition of Basell Brasil Poliolefinas Ltda. (see Note 2), which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15. LOANS

Company	Index or currency	Yearly interest rate - %	2006 Current	2006 Long term	2005 Current	2005 Long term
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	TJLP + 5	20,794	-	27,195	20,396
Promissory notes	CDI	CDI + 0.60	-	-	377,184	-
Compror	CDI	56.70 of CDI	53,052	-	6,382	-
Export credit note - Banco Itaú	CDI	CDI + 0.462	13,569	75,000	1,738	75,000
Export credit note - Banco Bradesco	CDI	105.50 of CDI	2,909	96,000	3,945	96,000
Export credit note - Banco do Brasil	CDI	106 of CDI	5,942	100,000	140	100,000
FINEM (enterprise funding)	TJLP	TJLP + 3.02	170	18,214	-	-
			96,436	289,214	416,584	291,396
In foreign currency:						
IFC - Portion A	US$	Libor + 2.75	389	106,900	-	-
IFC - Portion B	US$	Libor + 2.00	979	299,320	-	-
IFC - Portion C	US$	Libor	52	21,380	-	-
Advance on export contracts	US$	5.60 to 6.40	59,460	-	-	-
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	68	117,590	53	128,739
Advanced export - Banco Itaú	US$	Libor + 1.79	-	-	7,501	4,422
Export credit note - Banco Votorantim	US$	7.97	5,065	213,800	5,046	234, 070
FINIMP (import funding)	US$	5.20	-	-	57,656	-
Advanced export - Banco Santander	US$	Libor + 1.79	958	26,725	861	29,268
FINEM (enterprise funding)	US$	2.52	53	1,996	-	-
			67,024	787,711	71,117	396,499
			163,460	1,076,925	487,701	687,895

Subsidiaries	Index or currency	Yearly interest rate - %	2006 Current	2006 Long term	2005 Current	2005 Long term
Rio Polímeros S.A.:						
Local currency:						
BNDES - Subcredit A	TJLP	TJLP + 5	13,850	186,935	16,347	161,105
BNDES - Subcredit B	TJLP	TJLP + 5	2,721	36,732	3,204	31,656
BNDES - Subcredit C	Currency basket	BNDES + 5	3,570	47,219	4,651	44,979
BNDES - Sub A	TJLP	TJLP + 4.50	475	6,405	638	5,471
BNDES - Sub B	US$	UMBNDES + 3	76	1,039	116	996
FUNDES	-	6.17	148	10,164	-	-
Compror	CDI	90 of CDI	4,494	-	-	-
Compror	CDI	50 of CDI	2,560	-	-	-
Compror	CDI	50 of CDI	3,466	-	-	-
Compror	CDI	103 of CDI	1,595	-	-	-
			32,955	288,494	24,956	244,207
Foreign currency:						
U.S. Exim Bank	US$	5.51	9,959	147,032	10,102	152,741
SACE	US$	5.51	7,254	109,594	13,746	108,312
Advance on export contracts	US$	5.10 to 5.43	28,773	-	-	-
			45,986	256,626	23,848	261,053
			78,941	545,120	48,804	505,260
Petroflex Indústria e Comércio S.A.:						
Local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP/ UMBNDES	TJLP + 3.50 and UMBNDES + 5	1,553	3,480	1,580	4,841
Resolution No. 2,770	CDI	105.50	-	-	22,921	-
FINEP	TJLP	TJLP + 0.40	627	6,392	739	5,756
			2,180	9,872	25,240	10,597
Foreign currency:						
U.S. Exim Bank	US$	Libor + 1.25	303	508	223	418
Interest on discount export bills	US$	5.26	195	-	160	-
Advanced exports	US$	Libor + 1.66	398	12,044	66	3,768
BNDES (National Bank for Economic and Social Development)	UMBNDES	UMBNDES + 11.17	405	971	466	1,535
Advances on export exchange contracts	US$	5.60	10,304	-	2,451	-
FINIMP (import funding)	US$	4.50	-	-	2,827	-
			11,605	13,523	6,193	5,721
			13,785	23,395	31,433	16,318
Politeno Indústria e Comércio S.A.:						
Local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	3.30	-	-	654	428
FINAME	TJLP	8.30 to 9.30	-	-	325	212
FINEP	TJLP	2.36	-	-	139	-
			-	-	1,118	640
Foreign currency:						
FINIMP (import funding)	US$	Libor + 2	-	-	15,590	1,148
Advances on export exchange contracts	US$	2.75 to 3.98	-	-	6,611	-
			-	-	22,201	1,148
			-	-	23,319	1,788
SPQ Investimentos e Participações Ltda.- Overdraft bank account			-	-	12	-
Consolidated:						
Local currency			131,571	587,580	467,910	546,840
Foreign currency			124,615	1,057,860	123,359	664,421
			256,186	1,645,440	591,269	1,211,261

TJLP - long-term interest rate

CDI - interbank deposit certificate

UMBNDES - monetary unit of BNDES

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years (final maturity at December 1, 2010). These debentures bear interest at 104.50% of the accumulation of daily averages of DI rates (interbank deposit certificates).

On December 31, 2006, the proportional amount of the obligation consolidated by the Company was R$331, current portion, and R$32,191, noncurrent portion.

As of December 31, 2006, the long-term portion of loans matures as follows:

		Jointly-controlled subsidiaries		
	Company	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Consolidated
2008	84,353	53,617	5,818	143,788
2009	121,852	60,205	6,956	189,013
2010	122,862	58,214	6,174	187,250
2011	154,409	58,214	4,446	217,069
2012 hereafter	593,449	314,871	-	908,320
	1,076,925	545,121	23,394	1,645,440

Guarantees of loans

Company

The loans with International Finance Corporation - IFC (world bank group), limited to US$80,000, are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.60% per year, and are guaranteed by Company's installations and machinery and equipment of the plants located in Mauá, State of São Paulo, and in Camaçari, State of Bahia.

The FINEM loan is guaranteed by a junior mortgage of a property of the plant in Duque de Caixas, State of Rio de Janeiro.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders Suzano Petroquímica S.A., Unipar - União de Indústrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa, and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros concluded on April 17, 2006 the negotiations with banks to postpone the interest and principal due in 2006 to April 2007 and the extension of loan terms by a year, postponing last installment to April 2016.

- Petroflex
  - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar - União de Indústrias Petroquímicas S.A. and mortgage of property located in Triunfo, State of Rio Grande do Sul.
  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.
  - Debentures indenture requires the achievement of certain financial covenants, which the subsidiary is in compliance with.

Index or rate	Yearly rate - %
Long-term Interest Rate - TJLP (b)	6.50
Interbank Deposit Certificate - CDI (b)	13.19
Monetary Unit of BNDES - UMBNDES (a)	(8.50)
TJLP Related Ratio - URTJLP (a)	1.79
Reference Rate - TR (a)	2.07
General Market Price Index - IGP-M (a)	3.83

(a) Fluctuation in 2006.
(b) As of December 31, 2006.

The Company is in compliance with all financial covenants relating to its loan agreements, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil, as required by the agreements with Banco Votorantim and BNDES.

Currently, the Company is in compliance with its commitments as agreed in financial contracts. The Company's obligations, measured based on U.S. GAAP financial statements, required by the agreements with ABN Amro Real and IFC, were revoked for the year ended December 31, 2006. The noncompliance with any of the commitments, as well as the occurrence of certain events, would give to the creditors the right to request the anticipaticion of the payment of the loan balances.

16. PROVISIONS AND COMMITMENTS

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The summary of the activity of the provision for contingencies during 2006 is as follows:

a) Provisions

	2005	Additions	Reversal and/or payments	Interest charges	2006
Labor	6,072	-	(23)	607	6,656
Tax	5,123	2	(1,776)	50	3,399
Civil	7,202	2,232	(3,444)	94	6,084
Other	1,967	-	(1,967)	-	-
	20,364	2,234	(7,210)	751	16,139
Escrow	(4,371)	-	500	-	(3,801)
Total	15,993	2,234	(6,710)	751	12,268

As of December 31, 2006, the Company is involved in other legal disputes amounting to R$37,000 (R$43,000 - consolidated), and the likelihood of losses is considered possible (not probable) by outside legal counsel, which, accordingly, have not been provided for. This amount does not include the Clause 4th labor claim (also a possible loss as per the legal counsel's opinion) the exposure amount cannot be determined. The Company's management is of the opinion that such other cases do not require a provision for losses.

As of December 31, 2006, the Company has contingent assets, and its outside legal counsel is of the opinion that a favorable outcome is probable, amounting approximately to R$18,200. The gain will be recorded only after the subject final court decisions.

Labor lawsuit concerning Clause 4th (relating to the former subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

b) Commitments

The production capacity of the Company is 685 thousand tons/year of polypropylene. In order to attend its production capacity, the Company has assured through long-term agreements the supplying of raw material of the following suppliers: Braskem S.A., Petróleo Brasileiro S.A. - Petrobras, Petroquímica União S.A. and Rio Polímeros S.A.

These agreements, besides supplying guarantees, require take or pay obligations.

Rio Polímeros S.A.

Under the terms of the raw material supply agreement signed with Petrobras on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene. Besides the supply guarantee, the contract foresees sale and purchase obligations of the subject raw material ("take or pay" and "supply or pay").

This agreement has a 15-year term, beginning on the first supply of ethane and/or propane, realized after the conclusion of the plant's performance tests phase, renewable for successive periods of two years.

Petroflex Indústria e Comércio S.A.

The jointly-controlled Petroflex has entered into supplying agreements with Braskem S.A. and Lyondell Chemical Company, ending 2016 and 2007, respectively, to acquire butadiene and styrene. Such agreements establish a minimum acquisition volume. In 2006, Petroflex is in compliance with such clauses. In case of default, the penalties are the following:

- Braskem - payment of the amount correspondent to the quantity of products not purchased by Petroflex, considering 50% of the average sales price in the quarter that the default event occurred.

- Lyondell - reduction in quantity to be supplied during the year in the proportion of the quantity not acquired.

17. CAPITAL STOCK AND DIVIDENDS

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights, except for some instances related to the requirements to join the Level 2 of Corporative Governance of BOVESPA, and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

Dividends

The computation of dividends proposed by management, according to the Company's bylaws, is as follows:

	2006	2005
Net income	16	15,244
Legal reserve (5%)	(1)	(762)
	15	14,482
Minimum statutory dividends - 30%	5	4,345
Proposed dividends	-	4,352

The minimum compulsory dividends computed for the year ended December 31, 2006 correspond to R$5. Considering the quantity of stock representing the capital stock, the distribution of dividends in this reduced amount is not feasible. Consequently, the Company's management applied this amount to postponed dividends reserve. The amount will be included in the dividends to be distributed in subsequent periods. The proposal above will be submitted to the approval of shareholders on the Shareholders' General Meeting.

18. NET SALES AND COST OF SALES

	2006			2005		
	Net sales	Cost	Gross profit	Net sales	Cost	Gross profit
Domestic market	1,966,682	(1,640,042)	326,640	1,553,625	(1,284,952)	268,673
Foreign markets	515,800	(510,262)	5,538	363,044	(334,346)	28,698
	2,482,482	(2,150,304)	332,178	1,916,669	(1,619,298)	297,371

19. COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	2006	2005
Compensation	10,441	8,919

The compensation of directors and senior management officers is classified under "General and administrative expenses" account.

20. FINANCIAL INCOME (EXPENSES)

	2006	2005
Financial expenses:		
Interest (mainly financing and debentures)	(197,531)	(63,634)
Monetary variation on financing	(3,409)	-
Exchange rate variation on financing	23,614	26,419
Exchange rate variation on suppliers balance	6,854	-
Exchange rate variation on advanced export contracts	(3,260)	-
Bank expenses	(22,493)	(7,024)
Losses on hedge	(2,412)	-
Other expenses	(14,016)	(42,512)
	(212,653)	(86,751)
Financial income:		
Interest on receivables	3,191	-
Monetary variation	38	3,793
Exchange rate variation	78,729	(8,812)
Gain on hedge/swap	12,091	-
Other financial income	26,499	23,664
	120,548	18,645
Financial expense, net	(92,105)	(68,106)
Financial expenses, net	(194,768)	(94,525)
Exchange rate variation, net	102,663	26,419
Financial result	(92,105)	(68,106)

21. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of December 31, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Marketable securities (stocks for sale)	34,727	40,343
Investments carried at cost-		
Petroquímica União S.A.	33,385	42,271

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

a) The criterion for determination of fair market values stated above is as follows:

- Marketable securities

  The economic value of preferred shares from Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties. In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,342, reflecting market value in light of the fact that this is lower than book value.

- Investments carried at cost - Petroquímica União S.A. (common stocks)

  As mentioned, the fair value was estimated based on the actual price of the stock. However, it should be considered that there is a low volume of negotiation of such shares at stock exchange and the current price could not necessarily represent the market value.

The Company and the jointly-controlled subsidiaries had no off-book financial instruments as of December 31, 2006.

The Company, through SPQ, has 2,129,324 preferred shares class "A" from Braskem S.A., which represents 0.60% of the total equity. The book value of such shares as of December 31, 2006 was R$33.5 million. The Company, based on studies from market analysts, concluded the book value is not higher than the fair value estimated for December 2006.

b) Credit risk

The financial instruments that potentially expose the Company to credit risk concentration are consisted mainly of banking balances, short-term investments and trade accounts receivable. The trade accounts receivable balance is spread out in several different customers; there is no customer that represents a concentration of 10% or more of the total net sales. To reduce such risk, the Company has individually evaluated the credit limits to be granted, but, as a market trend, no advances from customers are required, or guarantees, except for exports, which require letters of credit. The Company's management addresses the credit risk on accounts receivable evaluating the need of recording an allowance for doubtful accounts.

c) Exchange rate variation risk

The Company is susceptible to the effects of the volatility of exchange rate variation over assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

22. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Object	Coverage amount
Suzano Petroquímica S.A.:		
Fire and unrealized profits	Plants	876,986
Civil responsibility	Directors and management officers	42,760
Civil responsibility	Overseas inventories, operations and other	42,760
Petroflex Indústria e Comércio S.A.:		
Fire and unrealized profits	Plants	69,612
Civil responsibility	Directors and management officers	4,301
Civil responsibility	Overseas inventories, operations and other	2,012
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	226,953
Fire and unrealized profits	Plants	4,705,862
Civil responsibility	Directors and management officers	48,265
Civil responsibility	Overseas inventories, operations and other	241,327

23. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A.- BNDES	12,742	16,746
Rio Polímeros S.A.:		
Credit letter - Unibanco	19,643	49,085
Credit letter - Banco Safra	12,828	-
Credit letter - Banco do Brasil	9,127	9,027
	41,598	58,112
	54,340	74,858

24. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. In the terms of the pension plan bylaws, the contributions made by the Company for the year ended December 31, 2006 amounted to R$109 (R$97 in 2005).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada (private pension association plan), a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$3,082 (R$2,018 in 2005). The Company has responsibility to pay for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2006, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$5,677 (R$4,253 as of November 30, 2005). This surplus, which has not been recognized in the Company's financial statements, is represented by the following:

	11/30/06	11/30/05
Present value of plan obligations	(37,212)	(41,071)
Fair value of plan's assets	44,969	47,130
Net result	7,757	6,059
Portion attributable to sponsor	(2,080)	(1,806)
Net surplus	5,677	4,253

The main actuarial assumptions used for the computations above (expressed in weighted averages) are as follows:

	11/30/06 %	11/30/05 %
Discount rate of the actuarial obligation	10.25	11.30
Expected earnings on the plan's assets	12.00	11.30
Expectation of inflation	4.50	5.00
Estimated future salary raises	6.05	6.05
Turnover of employees	0.50	0.50
Future increase of benefits	5.00	5.00
Proportion of employees opting for early retirement	100.00	100.00

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$3,044 as of December 31, 2006 (R$4,476 in 2005).

In 2006 and 2005, the percentage over the contribution salary was 12.93% to Petros and 8% to Previnor. The contribution made by Petroflex in 2006 amounted to R$432 (R$450 in 2005) - Petros e R$317 (R$298 in 2005) - Previnor.

The jointly-controlled subsidiaries Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/00, and there is no additional deficit arising from pension plans attributable to these companies to be recorded.

In 2004, Rio Polímeros joined Previnor, having as main objective providing supplemental benefits regularly provided by the Government pension plan to employees. The monthly contributions are based on the employees' salaries. During 2006, the total contribution made by the jointly-controlled subsidiary was R$535 (R$744 in 2005).

25. CONTRACTUAL RIGHTS

According to construction contract of Rio Polímeros plant facilities ("EPC Contract"), the Consortium of Building Contractors is obliged to indemnify the jointly-controlled subsidiary by US$200 thousand (US$67 thousand proportional amount) per day of delay in the conclusion of the construction of the facilities. The indemnification period is from April 2005 until the date of the operational acceptance on March 31, 2006.

The agreement established that in the calculation of the number of days that conclusion was delayed, Rio Polímeros must deduct the days affected by events nonattributable to the consortium. Both parties are under negotiation to define the responsibilities for the events that caused the delay. On December 31, 2006, the Company did not record any asset arising from these negotiations.

26. "PRO FORMA" FINANCIAL INFORMATION

As a result of the sale of Politeno, the consolidated statement of income for the period ended September 30, 2006 is not comparable with the consolidated statement of income for the period ended September 30, 2005 due to the proportional consolidation of Politeno.

The original statements of income included 33.89% of Politeno's operations from January to December 2005 and from January to March 2006 and 50% of Polibrasil's operations from January to August 2005 and 100% from September 2005.

In order to provide appropriate comparison of the financial information, the Company decided to disclose the consolidated "pro forma" financial statements, which presents the Company's results of operations and balance sheet as if Polibrasil had been acquired and merged since January 1, 2005, being the 50% participation of Basell in Polibrasil recorded as minority interest, and Politeno treated as nonconsolidated subsidiary since January 1, 2005.

The "pro forma" information is presented only to permit additional analysis from the comparison of balances and transactions, and does not purport to be indicative of what would have occurred if the participation at Politeno had actually been sold as of January 1, 2005 and if the Polibrasil companies had actually been merged since January 1, 2005, are not aimed at representing the isolate statements of a legal identity nor are necessarily indicative of the trend of future operating results.

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in results of operations for the year ended December 31, 2005, equivalent to the shares acquired from Basell on September 1, 2005, was treated as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition.

e) Except for the impacts discussed in item a) and b) above, the statements of income of Polibrasil and its subsidiaries for the period ended August 31, 2005 were integrally consolidated to the statements of income of the Company and other controlled and jointly-controlled subsidiaries.

f) The proportional consolidation of statement of income elements of Politeno in the consolidated statement of income, for the quarter ended March 31, 2006 and for the year ended December 31, 2005, has been reversed with the elimination of its effects from individual and consolidated results of operations. Additionally, it must be observed that the statements of income for the years ended December 31, 2006 and 2005 are not comparable, as Rio Polímeros started its normal operations in 2006.

g) The assumptions related to the acquisition of Polibrasil do not consider the whole interest in the profit, the financial costs that would be incurred and the goodwill amortization retroactive to January 1, 2005.

27. CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND "PRO FORMA" CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005

ASSETS	2006	2005 "Pro forma"
CURRENT		
Cash and cash equivalents	304,031	211,062
Marketable securities	89,304	34,779
Trade accounts receivable	310,245	153,430
Inventories	256,197	266,835
Recoverable taxes	38,207	66,848
Deferred income taxes	5,772	17,241
Other credits	79,511	29,743
Prepaid expenses	7,171	5,132
Total current assets	1,090,438	785,070
NONCURRENT ASSETS		
Long-term assets:		
Deferred income taxes	83,127	43,383
Recoverable taxes	178,099	93,831
Escrow	889	1,367
Trade accounts receivable	8,335	11,406
Other credits	26,120	25,831
Investments	35,811	221,188
Property, plant and equipment	1,356,765	1,396,690
Deferred charges	595,867	659,200
Total noncurrent assets	2,285,013	2,452,896
TOTAL ASSETS	3,375,451	3,237,966

LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2005 "Pro forma"
CURRENT LIABILITIES		
Payables to suppliers	197,620	193,958
Loans	256,186	567,949
Debentures	331	-
Securitization fund liabilities	-	23,747
Taxes other than income tax	23,931	11,121
Salaries and payroll charges	13,830	21,785
Customer advances	5,543	31,743
Related parties	-	282
Dividends payable	213	4,386
Other accounts payable	51,319	44,676
Total current liabilities	548,973	899,647
NONCURRENT LIABILITIES		
Long-term liabilities:		
Payables to suppliers	40,931	14,044
Loans	1,645,440	1,209,473
Debentures	32,191	-
Deferred income taxes	1,413	1,412
Taxes other than income taxes	73,655	55,871
Provision for contingencies	12,268	14,026
Swap contracts	-	3,946
Other accounts payable	12,102	21,727
Provision for pension plans	3,044	4,476
Total noncurrent liabilities	1,821,044	1,324,975
DEFERRED INCOME	38,864	45,318
MINORITY INTEREST	-	1,472
SHAREHOLDERS' EQUITY		
Capital stock	826,283	826,283
Income reserves	140,287	140,271
Total shareholders' equity	966,570	966,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,375,451	3,237,966

"PRO FORMA" CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006 "Pro forma"	2005 "Pro forma"
GROSS OPERATING REVENUES	3,064,281	2,741,155
Taxes on sales and other sales deductions	(678,621)	(629,882)
NET SALES	2,385,660	2,111,273
Cost of sales	(2,067,791)	(1,812,123)
GROSS PROFIT	317,869	299,150
OPERATING (EXPENSES) REVENUES		
Selling expenses	(166,378)	(148,133)
General and administrative expenses	(83,282)	(66,103)
Financial expense, net	(212,880)	(85,262)
Exchange variation	120,580	19,506
Goodwill amortization	(57,321)	(20,692)
Other operating revenues	14,039	29,632
OPERATING INCOME (LOSS)	(67,373)	28,098
Nonoperating revenues (expenses)	36,962	(26,272)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(30,411)	1,826
Current income and social contribution taxes	(25,964)	(25,613)
Deferred income and social contribution taxes	54,264	26,347
INCOME (LOSS) BEFORE MINORITY INTEREST	(2,111)	2,560
Minority interest	2,127	12,684
NET INCOME	16	15,244

28. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below:

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases". The Company entered into a lease with Petrobras as a lessor on September 30, 2003, which under U.S. GAAP is considered a direct financing lease.

The reconciling adjustments include the reversal of the depreciation of the leased equipment and related rental revenue recorded under BR GAAP and the recognition of the earned income under U.S. GAAP. Also in 2005, the reconciliation includes the reversal of the loss recorded on the sale of the leased asset under Brazilian GAAP and the loss recorded under U.S. GAAP.

On December 29, 2005, Petrobras, the lessee, exercised a purchase option included in the lease agreement and paid a total amount of R$65,748. Under U.S. GAAP, the Company recorded a loss in the amount of R$24,723 upon exercise of the purchase option.

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's yearend. The Standard provides two transition alternatives related to the change in measurement date provisions.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Polibrasil acquisition

As mentioned in Note 2, on September 1, 2005, the Company acquired from Basell International Holdings BV 100% of the outstanding shares of Basell Brasil Poliolefinas Ltda., a holding company which owned 50% of Polibrasil Participações S.A. ("Polibrasil"). With this acquisition, the Company increased its economic and voting interest to 100% in Polibrasil, which owns 98.1% of Polipropileno S.A. and in turn its wholly subsidiary, Polibrasil Resinas S.A., the operating entity. Simultaneously, the Company sold its 50% interest in Norcom to Basell. The results of Polibrasil's operations have been included in the consolidated financial statements as from September 1, 2005. Polibrasil is a manufacturer of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other. As a

result of this acquisition, the Company becomes the Latin American leader in the production of polypropylene and the second largest Brazilian producer of thermoplastic resins.

Additionally, on November 29, 2005, in a Public Offering of Purchase of Shares ("OPA"), the Company acquired 1.89% of the minority interest of Polipropileno S.A. for R$17,927. Under U.S. GAAP, the cost of acquisition is comprised as follows:

Amount paid for 50% of Basell Brasil Poliolefinas Ltda., plus acquisition cost of R$8,465	668,493
Amount received for 50% interest in Norcom	(54,862)
Fair value of 50% of Norcom	27,345
Cash paid for acquisition of additional minority interest in Polipropileno	17,927
Purchase price	658,903

The Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS No. 141, "Business Combinations".

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of Polibrasil's net assets:	
Current assets	400,115
Inventories	212,926
Property, plant and equipment	618,026
Other assets	202,431
Current liabilities	162,754
Other liabilities	69,598
Debt	526,288
Supply agreement intangible asset	18,606
Deferred tax liabilities	97,690
Net assets	558,562
Interest acquired (50%)	279,281
Fair value of Basell Brasil Poliolefinas Ltda.'s other assets and liabilities:	
Current assets	647
Property, plant and equipment	42
Total liabilities	(84)
Fair value of total net assets acquired	279,886
Purchase price	658,903
Goodwill recorded under U.S. GAAP	379,017
Tax deductible goodwill recorded under BR GAAP	428,780
Difference between BR GAAP and U.S. GAAP	49,763

j) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

The Company performed impairment tests for all of its goodwill recorded under U.S. GAAP as of December 31, 2006 and 2005 and, as a result, no impairment charge was recognized during 2006 and 2005.

k) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

l) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities

and the "Two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	2006			2005		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	43.8	58.1	101.9	(73.9)	-	(73.9)
Weighted average shares outstanding	97,375	129,320	226,695	97,375	129,320	226,695
(Loss) earnings per share under U.S. GAAP (in Brazilian reais - R$)	0.45	0.45	-	(0.76)	-	-

m) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno (2005 and up to March 2006). Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item o) below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

n) Reversal of proposed dividends

Under BR GAAP, at each yearend, management is required to propose an annual dividend distribution from earnings and to accrue for this in the financial statements, subject to ratification by the shareholders' meeting. However, Brazilian corporate law requires that a certain amount of dividends be distributed to shareholders, defined as minimum compulsory dividends, not subject this determination to the controlling shareholders. For this portion, as determined by Brazilian corporate law, the Company is liable to pay minimum compulsory dividends at the balance sheet date. The Brazilian statutory law gave to the Company's bylaws the power to define the dividends calculation basis, as long as it is clearly defined and does not subject the dividends calculation to the judgment of the management or to the judgment of the majority of the shareholders. Suzano's bylaws define the minimum compulsory dividend to be 30% of adjusted net income (as defined in the Brazilian corporate law). The dividends should be equally paid to both common and preferred shares.

Under U.S. GAAP, since proposed dividends in excess of the minimum compulsory dividend may be ratified or modified at the annual shareholders' meeting, such dividends would not be considered declared at the balance sheet date and would therefore not be accrued.

o) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

p) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

As detailed in Note 11, not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

q) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

As of December 31, 2006, the Company had no outstanding derivative instruments. The following table provides a detail of our derivative financial instruments outstanding as of December 31, 2005:

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2008	8,333	(899)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2009	8,333	(918)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2009	8,333	(914)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2010	8,333	(875)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2010	8,333	(894)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2011	8,333	(843)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2011	8,333	(777)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2012	8,333	(603)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2012	8,333	(698)
Total fair value			(7,421)
Settlement value recorded under BR GAAP			3,946
U.S. GAAP adjustment in December 2005			(3,475)

r) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relate basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa were reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

s) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 7. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$56,317 and R$11,427 as of December 31, 2006 and 2005, respectively. This U.S. GAAP difference has no net income nor equity effect.

t) Temporary loss on investments held for sale

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the statement of income based on the lower of cost or market value.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company shall evaluate if the loss is temporary or permanent. The temporary loss must be treated as unrealized gain or loss and shall be classified in shareholders' equity in the account named "Other comprehensive income". The Company shall evaluate periodically such investment in order to determine if it is still a temporary loss or if it became a permanent one. When the loss is determined as permanent, the Company should reclassify it from "Other comprehensive income" to statement of income of the period. The Company concluded that the current market price of Braskem's stock at São Paulo stock exchange (Bovespa) has not represented a permanent loss. Accordingly, the difference of R$1,580 between the carrying amount of Braskem shares as of December 31, 2006 and the price of the shares at Bovespa has been considered as "Other comprehensive income" under U.S. GAAP, while it has not yet affected the Brazilian GAAP financial statements.

u) New accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This Statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this Statement amends SFAS No. 140 to eliminate the restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This Statement is effective for all financial instruments acquired or issued in the first fiscal year beginning after September 15, 2006. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN No. 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than--not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the impact on Company's financial condition and results of operations.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	2006	2005
Net income as reported under BR GAAP		16	15,244
U.S. GAAP adjustments relating to investments accounted for using the equity method	(m)	27,428	(80,574)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(1,222)	(831)
Different criteria for capitalization of interest, net from depreciation	(c)	11,078	4,325
Pension plan	(g)	1,539	2,103
Different criteria for amortization of technology	(e)	3,921	840
Derivative financial instruments	(q)	3,475	(3,475)
Direct financing lease	(f)	-	(7,866)
Business combinations Polibrasil	(i)	30,750	318
Transactions between entities under common control	(o)	1,148	668
Minority interest on U.S. GAAP adjustments	(p)	(1,665)	(1,576)
Equity adjustment in Norquisa's investment	(r)	24,827	-
Deferred income tax on the above adjustments		669	(3,075)
Net income under U.S. GAAP		101,964	(73,899)
Pension plan	(g)	2,355	-
Temporary loss on investments held for sale	(t)	(1,580)	-
Deferred income tax on the above adjustments		(264)	-
Comprehensive income under U.S. GAAP		102,475	(73,899)

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	2006	2005
Shareholders' equity as reported under BR GAAP		966,570	966,554
U.S. GAAP adjustments relating to investments accounted for using the equity method	(m)	(118,291)	(145,719)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	4,445	5,667
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(48,890)	(59,968)
Pension plan	(g)	6,251	4,712
Different criteria for amortization of technology	(e)	7,749	3,828
Derivative financial instruments	(q)	-	(3,475)
Direct financing lease	(f)	-	-
Minority interest on U.S. GAAP adjustments	(p)	-	1,665
Business combinations Polibrasil	(i)	71,806	41,056
Transactions between entities under common control	(o)	17,593	16,445
Equity adjustment in Norquisa's investment	(r)	-	(24,827)
Deferred income tax on the above adjustments		(2,125)	(2,794)
Shareholders' equity under U.S. GAAP		905,108	803,144
Accumulated comprehensive income under U.S. GAAP		511	-

IV - Additional disclosures required by U.S. GAAP

a) Pension plan

Information with respect to the Company's defined benefit plan in the form required by SFAS No. 132(R), "Employers' Disclosure about Pensions and Other Postretirement Benefits" (revised 2003), for the year ended December 31, 2006, is as follows:

	2006	2005
Change in benefit obligation:		
Benefit obligation at beginning of year	41,274	-
Effect of Polibrasil consolidation	-	40,620
Service cost	12	3
Interest cost	4,101	1,374
Benefits paid from plan assets	(2,461)	(781)
Actuarial (gain) loss	(5,543)	58
Benefit obligation at end of year	37,383	41,274

	2006	2005
Change in plan assets:		
Fair value of plan assets at beginning of year	47,617	-
Effect of consolidation of Polibrasil	-	45,106
Actual return on plan assets	821	3,283
Employer contribution	12	9
Benefits paid from plan assets	(2,461)	(781)
Fair value of plan assets at end of year	45,989	47,617
Funded status	8,605	6,343
Unrecognized prior service cost	(1,949)	(2,126)
Unrecognized net actuarial loss	(811)	(11)
Effects of business combinations	405	506
Net amount recognized under U.S. GAAP	6,250	4,712

The accumulated benefit obligation for the defined benefit pension plan was R$37,374 at December 31, 2006.

The components of the Company's net periodic benefit cost (income) were as follows:

	2006	2005
Service cost	12	4
Interest cost	4,101	1,374
Expected return on plan assets	(5,563)	(1,788)
Amortization of prior service cost	(177)	(59)
Effects of business combinations	101	(127)
Net periodic benefit cost under U.S. GAAP	(1,526)	(596)

The actuarial assumptions used in the accounting for the Company's benefit plans were as follows:

	Pension liability - %	
	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost:		
Discount rate	10.25	10.25
Expected return on plan assets	12.00	12.00
Average rate of compensation increase	6.05	6.05
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	10.75	10.25
Average rate of compensation increase	5.55	6.05

The expected long-term rate of return for the plan assets was set up based on the pension portfolio's past average rate or earnings, discussion with portfolio managers and comparisons with similar companies.

Plan assets

The Company's pension plan weighted-average asset allocations at December 31, 2006 by asset category were as follows:

	%	
	2006	2005
Equity securities	0.05	20.00
Fixed income	94.05	72.00
Real estate	4.5	6.00
Loans	1.40	2.00
Total	100.00	100.00

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	
	2006	2005
2007	2,593	2,522
2008	2,701	2,636
2009	2,840	2,757
2010	2,941	2,914
2011	3,059	3,033
2011 through 2016	18,070	18,043

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension Plans and Amendments of FASB Statements Nos. 87, 88 and 132(R)". SFAS No. 158 requires companies to recognize the overfunded or unfunded status of a defined benefit postretirement plan as an asset or liability in its statements of financial position and to recognize changes in that funded status through comprehensive income. Accordingly, Company adopted SFAS No. 158 in the fourth quarter of fiscal year 2006 and the total effect, net of taxes, in other comprehensive income is as follows:

	2006
Net actuarial gain	2,355
Income taxes effect	(801)
Total, net of taxes	1,554

b) Concentrations of credit risk

The Group's sales policy is linked to the credit rules fixed by management, which seek to minimize any problems arising from defaults by its customers. This objective is achieved by attributing credit limits to clients according to their ability to pay and by means of diversification of accounts receivable (spreading the risk). At and for the years ended December 31, 2006 and 2005 no customer individually represented more than 10% of trade accounts receivable or revenue.

The Company requires letters of credit for sales to foreign markets, thereby reducing the risk of default on such sales.

c) Commitments

The Company's purchase commitments amount to R$10,021,255 and relate to raw materials.

The purchase commitments have the following maturity:

Year	Amount
2007	929,614
2008	929,614
2009	929,614
2010	929,614
2011	929,614
2012	929,614
2013 up to 2026	4,443,571
Total	10,021,255

d) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets ("Spheripol" technology) subject to amortization under U.S. GAAP:

	2006	2005
Gross	47,869	47,869
Accumulated amortization	(13,563)	(10,492)
Net	34,306	37,377

Aggregate amortization expense for the above intangible assets amounted to R$3,072 at December 31, 2006.

The estimated aggregate amortization expense for the next five years is as follows:

	Amount
2007	3,072
2008	3,072
2009	3,072
2010	3,072
2011	3,072

e) Supplementary information - valuation and qualifying accounts for accounts receivable

	2006
Balance beginning of the year	6,505
Additions	6,944
Balance at the end of the year	13,449

f) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	2006	2005
Current assets:		
Cash and cash equivalents	272,794	185,388
Short-term investment	66,666	40,521
Trade accounts receivable	271,439	119,440
Inventories	171,901	208,727
Deferred income taxes	1,341	16,583
Other credits	97,716	75,069
Prepaid expenses	14,176	11,868
Total current assets	896,033	657,596
Investments	442,925	591,237
Goodwill, net	421,291	424,290
Property, plant and equipment	467,583	469,773
Long-term assets:		
Intangible, net	34,306	37,377
Deferred income tax	72,625	38,898
Recoverable VAT	96,819	45,530
Trade accounts receivable	8,042	11,406
Other credits	25,518	28,377
Total long-term assets	237,310	161,588
Total assets	2,465,142	2,304,484

Liabilities and shareholders' equity	2006	2005
Current liabilities:		
Trade accounts payable	127,641	130,837
Payroll and related charges	16,054	17,009
Taxes payable other than income	10,858	5,135
Short-term debt	185,380	468,254
Interest payable on short-term debt	34,397	30,755
Dividends proposed and payable	173	-
Deferred income taxes	2,676	-
Other accounts payable	37,450	77,708
Total current liabilities	414,629	729,698
Noncurrent liabilities:		
Loans and financings	1,076,925	678,318
Fair market value of derivative financial instruments	-	7,421
Provision for contingencies	9,585	16,014
Interest payable on long-term debt	-	9,577
Deferred income taxes	46,551	30,598
Other accounts payable	11,833	29,906
Total noncurrent liabilities	1,144,894	771,834
Minority interest	-	(192)
Shareholders' equity:		
Share capital	826,283	826,283
Other comprehensive income	511	-
Profit reserves	78,825	(23,139)
	905,619	803,144
Total liabilities and shareholders' equity	2,465,142	2,304,484

(ii) Condensed statements of operations under U.S. GAAP

	2006 (restated)	2005
Net sales	1,826,814	594,765
Cost of sales	(1,561,574)	(525,762)
Gross profit	265,240	69,003
Operating (expenses) revenues:		
Selling and marketing	(127,966)	(50,243)
General and administrative	(62,694)	(30,105)
Other operating income (expenses), net	9,115	(7,099)
Operating expenses	(181,545)	(87,447)
Nonoperating income (expenses):		
Financial expenses, net	(41,144)	(59,989)
Other	73,169	374
Income (loss) before income tax, equity in affiliates and minority interest	115,720	(78,059)
Income tax benefit (expense):		
Current	-	(13,160)
Deferred	(4,324)	35,331
Income before equity in earnings (losses) of affiliates and minority interest	111,396	(55,888)
Equity in earnings (losses) of affiliates	(7,761)	(16,388)
Income (expenses) before minority interest	103,635	(72,276)
Minority interest	(1,671)	(1,623)
Net income (loss) for the year	101,964	(73,899)
(Loss) earnings per share – common	0.45	(0.76)
Earnings per share – preferred	0.45	-

(iii) Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	2006	2005
At beginning of the year	803,144	892,437
Net (loss) income	101,964	(73,899)
Dividends and interest attributed to shareholders' equity declared	-	(15,394)
At end of the year	905,108	803,144

g) Statements of cash flows

The consolidated statements of cash flows for the two years ended December 31, 2006 and 2005 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under BR GAAP, adjusted to remove the effect of proportional consolidation.

	2006	2005
OPERATING ACTIVITIES		
Net income for the year	16	15,244
Adjustments to net income (loss) reconciliation:		
Depreciation and amortization	75,094	27,093
Goodwill amortization	57,321	16,718
Write-off of goodwill	-	1,840
Equity net losses on jointly controlled and affiliated companies	23,491	(64,184)
Gain on sale of Norcom	-	(264)
Dividends from subsidiaries	4,387	-
Loss on sale of property, plant and equipment (splitter)	35,583	13,900
Provision for losses on accounts receivable	6,944	5,246
Increase on interest payable	113,355	608
Monetary and exchange variation	(59,231)	4,531
Deferred income tax	(13,035)	(39,963)
Minority interest	559	644
Other	(5,525)	-
Changes in assets and liabilities:		
Trade accounts receivable	(110,688)	114,860
Inventories	37,117	(21,122)
Taxes recoverable	(26,208)	(4,262)
Prepaid expenses	(1,211)	(2,993)
Dividends receivable	-	78,345
Other receivables	(176,587)	(10,311)
Suppliers	(3,196)	(2,988)
Salaries, taxes, charges and contributions	(3,179)	(1,379)
Provision for contingencies	(2,728)	(688)
Advances from customers	(25,288)	28,444
Other payables	-	17,834
Net cash provided by operating activities	(73,009)	177,153

	2006	2005
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	129,938	63,526
Capital expenditures	(70,847)	(7,024)
Proceeds from the sale of net assets of Norcom	-	46,854
Payment for purchase of 50% of Polibrasil, net of cash acquired	-	(678,770)
Acquisition of minority interest	(2,984)	(3,362)
Capital increase in jointly-controlled subsidiaries	(5,802)	(113,724)
Net cash used in investing activities	50,305	(692,500)
FINANCING ACTIVITIES		
Proceeds from issuance of debt	700,372	957,571
Repayment of debt	(585,600)	(327,375)
Repayment of debt - related parties	-	(25,007)
Dividends paid	(4,662)	(23,779)
Net cash provided by financing activities	110,110	581,410
Increase in cash and cash equivalents	87,406	66,063
REPRESENTED BY		
Cash and cash equivalents, at beginning of the year	185,388	119,325
Cash and cash equivalents, at end of the year	272,794	185,388
Increase in cash and cash equivalents	87,406	66,063
SUPPLEMENTARY CASH FLOW INFORMATION		
Income and social contribution taxes paid	-	(11,426)
Interest paid	(107,594)	(25,760)
Acquisition of technology through loan	-	22,222
Purchase of remaining interest in subsidiary:		
Cash and cash equivalents	-	14,956
Current assets (-) cash and cash equivalents	-	530,505
Noncurrent assets	-	61,583
Permanent assets	-	678,069
Current liabilities	-	(472,647)
Noncurrent liabilities	-	(281,072)
Negative goodwill	-	(21,743)
Minority interest	-	(2,414)
(-) Interest held before the remaining acquisition	-	(249,597)
Goodwill	-	428,780
Purchase price paid in cash	-	686,420
(-) Cash acquired	-	(7,651)
Purchase price paid in cash, net of cash acquired	-	678,770

29. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of Company's financial statements for the year ended December 31, 2006, management decided that gains amounting to R$73,169, previously classified as "other operating income" in the condensed statement of operations under U.S. GAAP, should be reclassified to nonoperating income. These gains reflect R$39,649 of the gains from sale of Politeno, from the characterization of the sale and purchase agreement as a hybrid derivative financial instrument (see Note 4) and R$33,520 from the swap of previously owned stock of Norquisa for stock of Braskem (see Notes 4 and 28.r). Condensed statements of operations under U.S. GAAP in Note 28 have been restated to correct this classification. This classification had no impact on shareholders' equity or net income presented. The summary of the effects of this restatement is as follows:

	Previously reported	Restated
Other operating income (expenses), net	82,284	9,115
Total operating expenses	(108,376)	(181,545)
Nonoperating income (expenses) - Other	-	73,169

RS0425-1°.°

SUZANO

Suzano Petroquímica's submits to its Shareholders and the Market the Company's Management Report and Financial Statements, together with the report of the Independent Auditors and the Fiscal Council, relative to the fiscal year ended December 31, 2006.

1. Message from Management

The fiscal year 2006 was our first complete calendar year as a company with own operations, a leader in the Latin American polypropylene market and second greatest manufacturer of thermoplastic resins in Brazil. Within this new environment, we took important steps towards the evolution of our corporate governance and management structures, to strength the operating activities and to implement sustainable development oriented practices.

The focus on the improvement of our corporate governance practices was one of the main keynotes of the year. The Board of Directors implemented its Internal Regulation and created the Audit and Management Committees, extending the scope of the Strategy Committee to Sustainability and Strategy, all of them reporting to the Board. In June, the Suzano Group launched its Code of Conduct, which applies to all companies belonging to the Group and is based on the ethical principles which guide its activities: integrity, equity, transparency, professional acknowledgement, corporate governance and sustainable development. In September, the new Executive Board was designated, and one of its first actions was to adjust the Company's functional organogram, reviewed the structure of its Committees, forums of managerial coordination focused on results, and created the Work Groups, permanent multi-function teams, reporting directly to the Executive Board and focused on management through processes. As a consequence, we achieved a more efficient structure, consonant with our business vision and capable to reach our strategic objects.

The corporate governance and sustainability were elected the top policies of our corporate position in our annual cycle of strategic planning. Our Vision 2015 incorporated the guidance of business by the rules of sustainability, and the first steps of this new view of our Company were already taken. The efforts undertaken in the sustainable development field made feasible the inclusion of our preferred shares in the 2006 portfolio of the Corporate Sustainability Index (ISE) of Bovespa.

Our strategy is to focus on the polypropylene and polyethylene business, giving preference to our investments in the Southeast region, which responds to 60% of the Brazilian consumption and where is already located today 82% of our installed capacity for polypropylene production, which will be raised to 86% after our expansion plan is completed.

Our leadership in the polypropylene market will be guaranteed with the increase in 40% of our production capacity, the first stage of which was completed in July 2006, when we added 60 thousand tons/year to the Mauá (SP) unit, which capacity was raised to 360 thousand tons / year. Up to the end of 2007 we will increase the capacity of Duque de Caxias (RJ) to 300 thousand tons / year and, when we conclude the second stage of the Mauá enlargement to 450 thousand tons / year, in the second quarter of 2008, we will reach 875 thousand tons / year of polypropylene production capacity.

Concerning the polyethylene, we defined Riopol as our action and growth platform, for his coherence to our long-term strategy. The company, located in Duque de Caxias (RJ), started its operating stage in 2006, being the first fully integrated Brazilian petrochemical company which uses natural gas fractions as raw material for the polyethylene production. Within this background, in April 2006 we sold our participation in Politeno, a polyethylene manufacturing company which the Company did not consider as priority any more. This movement represented one more important step for the reorganization of the Brazilian petrochemical industry.

2006 was an extremely challenging year, specially the first semester, as a result of the high prices of raw materials, the still weak demand for resins and the appreciated Real, which increased the competitiveness of the resins imports and the finished products and negatively impacted our prices in Reals, which follow international prices in dollars. This scenario strongly reflected on our first semester results and on the price of our preferred share SZPQ4, which devaluated 29.1% during that time. To change this scenario, we implemented a strong results recovery plan, based mainly on an intense costs containment program and a business policy which privileged profitability instead of sale volumes. These initiatives allowed our result to recover in a significantly way in the second half, and our share appreciated 16.3% within this period. However, as a result of the high depreciation of the price in the first half, our preferred share still had a 17.6% devaluation in the year.

We believe that the business recovery, which took place in the second half of 2006, will remain throughout 2007 and 2008. Due to the weighted balance between offer and demand for plastic resins in Brazil and the world in this period, the heated demand and the expectation that new strong escalades in the oil prices will not occur, the background scenario may be favorable in the next two years.

This positive scenario reinforces the opportunities in the Brazilian petrochemical market, in special if linked to the waited economic growth in levels compatible with the capacity and needs of our Country. If we have a lower real interest rate, exchange rates compatible with the economics foundations, unburdening of the Brazilian manufacturing chain and people have a greater purchasing power, we will find an extremely promising environment to our business.

The Management

2. Sector Scenario and Economic Context

The year of 2006, for the petrochemical sector, may be divided in two different stages: (i) the first half, when there was a strong fall in the profitability of the thermoplastic resin producers, once the sector's main inputs, naphtha, ethylene and propylene had a quick rise, following the oil price trend, within an environment of valuation of the Real allied to a domestic demand for resins below the estimates, which made it difficult the *pari-passu* raise in sale prices; (ii) the second half of the year, when a recovery of the margins of the sector started to be drawn, thanks to the transfer to the resins prices of part of the rise in the raw materials costs during the year, supported by the recovery of local demand and in line with the movement which had been in place in the international market since April, and still with a scenario of more stable inputs prices, even falling in the end of the year.

The Brazilian market of resins, starting from middle 2006, started to give signs of recovery. The stronger seasonal domestic demand of the 3rd quarter, allied to a scenario of high international prices of resins, began to drive the recovery of domestic prices, overcoming the pressure that the appreciated Real imposed on the prices of resin in Reais.

3. Economic and Financial Performance

With the taking over of Polibrasil's full control on September 1st, 2005 and its further incorporation by Suzano Petroquímica on November 30th, and yet with the sale of its participation in Politeno on April 4th, 2006, the Company decided to discuss its results in pro forma basis, considering 100% of participation in Polibrasil, and removing the participation in Politeno, as if these events had taken place since January, 2006. Such decision aims at allowing a better analysis of the business now held by Suzano Petroquímica and thus ensuring better comparison with previous periods, and estimates of future results. Even though, the financial statements presented here follow the standard elaboration practices.

Net Revenues

In 2006, the consolidated net revenues totaled R$ 2,385.7 million, 13.0% higher than in 2005, primarily as a result of the consolidation of Riopol's results, an operational company since April, 2006. The Parent Company accounted for 76% of consolidates net revenues, followed by Riopol, with a 13%, and by Petroflex with 11%.

Cost of Goods Sold (COGS)

The accumulated COGS in 2006 was of R$ 2,067.8 million, 14.1% higher than the one realized in 2005, once again as a result of the recording of Riopol's COGS as of April 2006 and also of the 10.2% increase in Petroflex's COGS.

Sales, General and Administrative Expenses (SG&A)

In 2006, the consolidated SG&A totaled R$ 249.7 million, 16.5% above the one recorded in 2005, once again as a result primarily from the consolidation of expenses of Riopol, which were not significant in 2005, arising only from the pre-marketing operation, and also from the 2.0% raise in the Parent Company's SG&A. If we consider the 2006 IPCA (a Brazilian inflation index) released by IBGE, which pointed to an accumulated inflation of 3.14% in the year, there was in fact a reduction in real terms in the Parent Company's SG&A.

Ebitda

In 2006, the consolidated EBITDA reached R$ 193.3 million, 1.8% above 2005, once again as an effect of the consolidation of the operating result of Riopol, with a positive contribution starting from the 3Q06, which more than compensated the reduction of 47.8% in the EBITDA of Petroflex. The Parent Company's EBITDA remained aligned with the one assessed in the same period of 2005. The consolidated EBITDA margin in 2006 was of 8.0%, 1.0 p.p. lower than the margin realized in 2005, as a result of the small retreat of 0.2 p.p. in the Parent Company's margin and of 6.8 p.p. in Petroflex's margin. The consolidation of the positive result related to the Riopol's activity generated a contribution of R$ 19.7 million in the consolidated Ebitda of 2006.

Indebtedness

The consolidated gross indebtedness of the Company (considering principal and interests) on Dec 31, 2006 was R$ 1,934.1 million, 2.3% higher than the position on Sept 30, 2006. The net indebtedness, however, totaled R$ 1,561.9 million if we consider stocks destined to future sale held by the Company and the cash originated with Politeno's sale.

On December 31, 2006, The Parent Company's Gross indebtedness (considering principal and interest) totaled R$ 1,240.4 million. If we consider stocks destined to future sale held by the Company and its controlled companies and the cash originated with Politeno's sale, The Company's Net Indebtness amounted to R$ 900.2 million.

The Company's debt remains concentrated on the long term, with a total of 86.8% of its maturity dates. 68.9% of Debt is denominated in Dollars and the remaining in Reais. On December 31, 2006, the average term of maturity was 5.17 years, and the average cost of the debt USD + 6.75%. In the Consolidated we have a similar situation as, besides the Parent Company, Riopol, the main contribution to consolidated indebtness is also concentrated in the long term. So being, there is no roll-over pressure or risk in attending its financial commitments, which are comfortably scheduled for the next years.

On December 2006, was of 8.1x. Such indicator confirms strong deleveraging path we aim, presenting a consistent retreat after achieving the 13.2 peak in June, 2006. For that, we count on better Ebitdas of the Parent Company in the last quarters and the consolidation of positive Riopol's Ebitdas only as from 3Q06, while all of its debt contribution had already been accounted for.

Accordingly, the Parent Company's Net Indebtedness/(EBITDA+Dividends) ratio has been consistently reduced, closing the year at 5.5x after reaching the 7.1 peak in June, 2006.

Net Profit

The Company's strong recovery of results occurred in 2H06 allowed a R$ 29.1 million net profit in the period, enough to offset the R$ 29.1 million net loss of the 1H06. As a result, the Company registered a net profit of R$ 16.7 thousand this year, despite the financial expenses, of R$ 58.9 million, the recurring goodwill amortization, in the amount of R$ 57.3 million and further from the consolidation of Riopol's negative result. The accounting of the amount expected from the 2nd installment from the sale of Politeno, reflected in the equity from affiliates account, positively contributed for the Company's result with a net amount of R$ 64.4 million. The result from the participation of Suzano Petroquímica in Politeno during 1Q06, was reallocated in the pro forma financial statements to the minority participation line.

Dividends

It is fundamental, according to the Company, to accomplish its program of investments, in view of the high competitiveness of the expansion projects, as well as the maintenance of the strategy to quickly and progressively reduce its net indebtness. As being so, the Company does not consider appropriate at this moment to present a proposal of accumulated profit distribution, and will submit to the approval of the Ordinary General Shareholders' Meeting that the amount of R$ 4.8 thousand, corresponding to 30% of 2006 adjusted net profit of R$ 15.9 thousand, remains registered in the accumulated profit account, for further distribution.

4. Investments

Suzano Petroquímica's consolidated investments totaled R$ 71.3 million in 2006, among which it is worth mentioning the first phase of the project to increase the production capacity of its Mauá unit, from 300 thousand tons/year of polypropylene and the construction of a road to allow Riopol's production transportation.

The Parent Company's investments totaled R$ 61.2 million in 2006, from which 71% were destined to the projects of production capacity expansion of polypropylene, and the remaining to the maintenance of its operation. Riopol's total investments 2006 amounted to R$ 4.8 million, of which 68% were destined to the construction of the road and the rest in the maintenance and and adjustment of the plant in this initial period of operations. In Petroflex, investments reached R$ 42.1 million in 2006, of which 70% were destined to operational investments, including capacity expansions.

The Company is undergoing a process to increase the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias. The projects include: (1) expansion of the production capacity of polypropylene of the Duque unit in 100 thousand tons/year in 4Q07; (2) expansion of the production capacity of polypropylene of the Mauá unit from 300 thousand tons/year. The first phase to increase to 360 thousand tons/year took place on July, 2006, and the second, which will add another 90 thousand tons/year, foreseen to 2Q08. The total estimated value of the projects of the sea terminal construction and of capacity increase, including the amount already spent in Mauá, is of US$ 126.9 million.

5. Mercado de Capitais

Suzano Petroquímica wishes to be na attractive investment alternative in the capital markets, and differentiated by excellence in its corporate governance practices. Liquidity, transparency and accountability are some of the practices prioritized by the Company, which shares are listed in Bovespa's Level 2 of Corporate Governance. The Company is also part, as of December, 2006, of Bovespa's Sustainability Index – ISE, and participates of IBrX, Itag, IGC and INDX.

In view of the difficult scenario for the petrochemical in 2006, which expressively impacted the results of the sector's companies, Suzano Petroquímica's preferred share negotiated in the Stock Exchange closed 2006 priced at R$ 3.92/share, with a devaluation of 17.6% as regards the closure of 2005, in line with the performance of the shares of the other petrochemical companies listed in the stock exchange, while Ibovespa had a valuation of 32.9% in the same period. It is worth mentioning that our share showed a 16.3% appreciation in 2H06, as a reflex of the important recovery of results in the period. In 2006, the average volume negotiated was of R$1.7 million a day, 40% lower than 2005 average.

A Company is attached to the Market's Arbitration Chamber, according to a compromising clause of its Bylaws.

6. Relationship with the Auditors

Deloitte Touche Tohmatsu Auditores Independentes has been hired by Suzano Petroquímica to provide external audit services relating to the analysis of the Company's Financial Statements. According to CVM's Instruction - 381/03, we inform that the audit company hasn't provided services which are not related to external audit in levels superior to 5% of its total fees.

7. Perspectives for the Company's Businesses

After an year in which the oil, important variable to determine prices of petrochemical raw materials, presented strong oscillation in its prices, varying between USD 60-75 per barrel and up to USD 78 in August, we started 2007 with a favorable expectation for its prices, which must be around USD 50-60 per barrel throughout 2007.
The expectation of petrochemical raw materials in an inferior average level than the one verified in 2006 does not mean that resins sale prices will follow a similar behavior. The variation of resins future prices is more subject to the relation between supply and demand for products than to an analysis strictly aimed at the behavior of raw material prices.
The world demand is heated this beginning of the year, when main international drivers of demand, United States, India and Asia, continue to present strong growth rates in their economies, creating favorable condition for resin prices to continue, during 2007, in line with the levels reached at the end of 2006.

END